Notice of Convocation of the 149th Annual General Meeting of Shareholders Date June 25, 2025 (Wednesday), 10:00 a.m. (The reception is scheduled to open at 9:00 a.m.) Venue Imperial Hotel, Osaka 3rd Floor Internet live stream will be delivered. Please refer to page 5. Contents Notice of Convocation of the 149th Annual General Meeting of Shareholders ……………… 1 Guidance for Exercising Voting Rights via Electronic Means (e.g., the Internet, etc.) …………………………… 4 Internet live stream and the advance questions … 5 Reference Documents for the General Meeting of Shareholders ………………………… 6 Business Report …………………………………… 21 Consolidated Financial Statements ……………… 73 Unconsolidated Financial Statements ………… 76 A u d i t Re p or t s … … … … … … … … … … … … … … … 7 9 Takeda Pharmaceutical Company Limited TSE Code: 4502 Please note that the following is an English translation of the original Japanese version, prepared only for the convenience of shareholders residing outside Japan. In case of any discrepancy between the translation and the Japanese original, the latter shall prevail. TAKEDA PHARMACEUTICAL COMPANY LIMITED (“TAKEDA”) HEREBY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THIS TRANSLATION, WHETHER EXPRESS OR IMPLIED INCLUDING, BUT WITHOUT LIMITATION TO, ANY REPRESENTATIONS OR WARRANTIES WITH RESPECT TO ACCURACY, RELIABILITY OR COMPLETENESS OF THIS TRANSLATION. IN NO EVENT SHALL TAKEDA BE LIABLE FOR ANY DAMAGES OF ANY KIND OR NATURE INCLUDING, BUT WITHOUT LIMITATION TO, DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR INCIDENTAL DAMAGES ARISING FROM OR IN CONNECTION WITH THIS TRANSLATION. This translation includes a translation of the audit report of the financial statements included in the original Japanese version, prepared by KPMG AZSA LLC, TAKEDA’s independent auditor. KPMG AZSA LLC has not audited and makes no warranty as to the accuracy or otherwise of the translation of the financial statements or other financial information included in this translation.

- 1 - TSE Code: 4502 June 3, 2025 Dear Shareholders 1-1, Doshomachi 4-chome, Chuo-ku, Osaka 540-8645, Japan Takeda Pharmaceutical Company Limited Christophe Weber, President and Representative Director Notice of Convocation of the 149th Annual General Meeting of Shareholders We hereby announce the149th Annual General Meeting of Shareholders (the “Meeting”) of TAKEDA PHARMACEUTICAL COMPANY LIMITED (the “Company” or “TAKEDA”) to be held as follows. When convening this Meeting, the Company provides the content of the Reference Documents for the General Meeting of Shareholders in electronic form (such content, the “matters subject to electronic provision”), and posts the matters subject to electronic provision as “Notice of Convocation of the 149th Annual General Meeting of Shareholders” on the Company’s website. To review such matters, please access the Company’s website by using the URL below. The Company’s website: https://www.takeda.com/investors/events Matters subject to electronic provision are posted on the website above as well as the following websites. Please access either of them. Shareholders’ Meeting Materials Published Website: https://d.sokai.jp/4502/teiji/ The Tokyo Stock Exchange (TSE)’s website (Listed Company Search): https://www2.jpx.co.jp/tseHpFront/JJK020010Action.do?Show=Show For accessing the TSE’s website above, enter the issue name (Takeda Pharmaceutical Company) or TSE code (4502), search for it, and click “Basic information” and select “Documents for public inspection/PR information” to see them. If you will not be attending the Meeting in person, you may exercise your voting rights via electronic means (e.g. the internet, etc.) or by postal mail. Please review the Reference Documents for the General Meeting of Shareholders described below and exercise your voting rights by 5:30 p.m. on June 24, 2025 (Tuesday) (JST). (The Internet live stream will be delivered so that you can view the Meeting at home or another remote location of your convenience as described in page 5. Please consider exercising voting rights in advance and viewing the internet live stream.)

Exercise of Voting Rights via Electronic Means (e.g.: the Internet, etc.)

Please access the "Guidance for the Exercising Voting Rights via Electronic Means (e.g., the Internet, etc.)" on page 4, follow the instructions on the screen, and indicate your approval or disapproval of each proposal before the deadline indicated below.

Deadline for Exercise (completion of entry): 5:30 p.m. on June 24, 2025 (Tuesday) (JST)

Exercise of Voting Rights by Postal Mail

Please indicate your approval or disapproval of each proposal on the enclosed "Voting Form" and return it to the Company by postal mail so that it arrives before the deadline indicated below.

Deadline for Exercise (arrival): 5:30 p.m. on June 24, 2025 (Tuesday) (JST)

Details

1. Date and time:	**June 25, 2025 (Wednesday), 10:00 a.m.** (The reception is scheduled to open at 9:00 a.m.)	
2. Venue:	8-50, Temmabashi 1-Chome, Kita-ku, Osaka, Japan **Imperial Hotel, Osaka 3rd Floor**	
3. Objectives of the Meeting:	**Items to be reported:**	1. The Business Report, Consolidated Financial Statements and Unconsolidated Financial Statements for the 148th fiscal year (from April 1, 2024 to March 31, 2025) 2. Results of audits of the Consolidated Financial Statements by the Accounting Auditor and Audit and Supervisory Committee, for the 148th fiscal year
	Items to be resolved:	
	Proposal No.1:	Appropriation of Surplus
	Proposal No.2:	Election of Ten (10) Directors who are not Audit and Supervisory Committee Members
	Proposal No.3:	Payment of Bonuses to Directors who are not Audit and Supervisory Committee Members

- If you attend the Meeting in person, please present the enclosed Voting Form at the reception desk of the Meeting.
- On the day of the Meeting, the directors, officers, and staff will be dressed in Cool Biz attire. We kindly request that you also attend in light clothing.
- Please also be so kind to cooperate with measures that the Company or the hotel deem necessary for the safety of shareholders as a whole.
- In case where the operation of the Meeting is significantly changed, those changes will be announced on our website (https://www.takeda.com/investors/events).

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- 3 - Guidance Notes on the Treatment of Exercise of Voting Rights (1) If you exercise your voting rights both via electronic means (e.g., the Internet, etc.) and by postal mail, voting rights exercised via electronic means (e.g., the Internet, etc.) shall prevail, regardless of the time and date the votes are received. (2) If voting rights are exercised multiple times via electronic means (e.g., the Internet, etc.), the last exercise of voting rights shall prevail. (3) If you exercise your voting rights by proxy, you may delegate your voting rights to one shareholder who holds voting rights in the Company. However, please note that you are required to submit a document certifying the authority of such proxy. (4) If no indication of approval or disapproval is expressed for the proposals in the returned Voting Form, you will be deemed to have voted for the proposals. Other arrangements for convening the Meeting 1. Among the matters subject to electronic provision, the following matters are not provided in the paper-based documents delivered to shareholders who have requested the delivery of such documents, in accordance with laws and regulations and the provision of the Company’s Articles of Incorporation. The Audit and Supervisory Committee and Accounting Auditor audited the documents subject to audit, including the following matters: 1) The following matters in the Business Report ・Management Policy and Issues for the Takeda Group to Address ・Business Overview ・Business Performance ・Financial Position and Income Summary ・Main Businesses of the Takeda Group ・Major Offices of the Company ・Employees ・Principal lenders and loan amounts ・Common Stock of the Company ・Outline of the terms of the liability limitation agreement ・Outline of the terms of the company indemnification agreement ・Outlines of the terms of the directors & officers liability insurance ・External Directors (Major activities during this fiscal year and the summary of the duties which were conducted by the External Directors with regard to the roles which the Company had expected them to fulfill) ・Accounting Auditor ・Overview of the Systems to Ensure the Appropriateness of Operations of the Company and the Status of Implementation of such Systems 2) Consolidated Statement of Changes in Equity and Notes to the Consolidated Financial Statements 3) Unconsolidated Financial Statements (Unconsolidated Balance Sheet, Unconsolidated Statement of Operations, Unconsolidated Statements of Changes in Net Assets and Notes to the Unconsolidated Financial Statements) 2. Any modification made to the matters subject to electronic provision will be communicated by posting a notification to that effect and the pre-modified versions of those matters on the websites described in page 1. 3. The resolutions made at the 149th Annual General Meeting of Shareholders will be posted on our website after the completion thereof instead of sending the notice of resolutions in writing. Company’s website https://www.takeda.com/investors/events END OF DOCUMENT

- 4 - Guidance for the Exercising Voting Rights via Electronic Means (e.g., the Internet, etc.) (Not applicable for holders of American Depositary Shares) Website for exercising voting rights: https://evote.tr.mufg.jp/ You may exercise your voting rights via the Internet by accessing the website for exercising voting rights using a smartphone or a personal computer. Please exercise your voting rights following the instructions on the screen. ●Please note that you will not be able to access the above URL from 2:30 a.m. to 4:30 a.m. each day. ●Any Internet access fees or communication charges, etc., arising from access to the website for exercising voting rights shall be borne by the user. Method for Exercising Voting Rights by scanning QR code Method for Exercising Voting Rights by entering “Login ID” and “Tentative Password” (QR Code is the registered trademark of DENSO WAVE INCORPORATED) Scan “QR Code for Login” provided in the right side of the enclosed “Voting Form” In exercising your voting rights by using a smartphone, neither “Login ID” nor “Tentative Password” is required. (1) Access the website for exercising voting rights above by using a personal computer Click “Next Screen” (2) Enter “Login ID” and “Tentative Password” Enter “Login ID” and “Tentative Password” provided in the Voting Form (3) Login Click “Login” and enter your approval or disapproval of the proposals following the instructions on the screen. For inquiries with respect to systems, please contact: Mitsubishi UFJ Trust and Banking Corporation Corporate Agency Division (help desk) Telephone: 0120-173-027 (toll-free number) Operating Hours: 9:00 to 21:00 To Institutional Investors: “Electronic Voting Platform” is available as a method for exercising voting rights.

- 5 - <Internet live stream and the advance questions> The Internet live stream will be delivered so that you can view the Meeting at home or another remote location of your convenience, and post the video of the Meeting on the Company’s website available on demand at a later date of the Meeting. Please consider exercising voting rights in advance and viewing the internet live stream. Also, you can ask an advance question related to the objectives of the Meeting. Please refer to the enclosed “Guidance on Internet Live Stream of the 149th Annual General Meeting of Shareholders” for details such as the way of access. 1. For the Internet live stream and the advance questions Please access the URL below: https://web.lumiconnect.com/162663170 You will be able to access the website above once you scan the QR code indicated here using your smartphone or tablet. (QR Code is the registered trademark of DENSO WAVE INCORPORATED) Also, you will be able to access from the Company’s website (https://www.takeda.com/investors/events). 2. Internet Live Stream Date and time: From 10:00 a.m. to the end of the Meeting on June 25, 2025 (Wednesday) (You can access from 9:00 a.m. on June 25, 2025. Before that, you can conduct the test of access.) How to login: After accessing the URL above, please enter the “Login ID” and “Password” in accordance with the enclosed “Guidance on Internet Live Stream of the 149th Annual General Meeting of Shareholders.” Please note that the shareholders who are viewing the Meeting on the internet are not entitled to exercise their voting rights or ask questions during the Meeting. We will make free comments function available to you. However, please kindly understand that while we cannot answer to each comment, we will use it for the operation of the Meeting. 3. Acceptance of Advance Question via the Internet Acceptance period: From noon on June 4, 2025 (Wednesday) to 5:00 p.m. on June 17, 2025 (Tuesday) How to ask: After accessing the URL above, please enter the “Login ID” and “Password” in accordance with the enclosed “Guidance on Internet Live Stream of the 149th Annual General Meeting of Shareholders,” and move forward to the advance question screen. Please note that you can ask one question related to the objectives of the Meeting. Among such advance questions, the matters in which the shareholders are highly interested will be answered during the Meeting. However, please kindly understand that we cannot answer to each advance question. The CEO Annual Letter to Shareholders is Now Available on Our Website We invite you to read the message from Christophe Weber, President & CEO via the following URL or QR code: URL: https://takeda.info/2025-letter-en (QR Code is the registered trademark of DENSO WAVE INCORPORATED)

- 6 - Reference Documents for the General Meeting of Shareholders Proposals and Reference Information: Proposal No.1 Appropriation of Surplus Guided by our vision to discover and deliver life-transforming treatments, and supported by our balance sheet (maintaining solid investment grade credit ratings; targeting 2x adjusted net debt to adjusted EBITDA ratio), we will allocate capital to deliver sustainable value to patients and attractive returns to our shareholders. The Company’s policy in the allocation of capital is as follows: • Invest in growth drivers; and • Shareholder returns. With respect to "Invest in growth drivers", the Company makes strategic investments in internal and external opportunities to enhance its pipeline, new product launches, and plasma-derived therapies. With regard to "Shareholder returns", the Company has adopted a progressive dividend policy of increasing or maintaining the annual dividend per share each year, alongside share buybacks when appropriate. The Company submits the following proposal with respect to the appropriation of surplus for this fiscal year: Year-end dividends 1 Type of dividend asset Cash 2 Allocation of dividend asset to shareholders and total amount of allocation 98 JPY per share of common stock; Total amount: 154,763,082,250 JPY (Reference) Combined with the interim dividend of 98 JPY per share, the annual dividend will be 196 JPY per share (an increase of 8 JPY per share over the previous fiscal year). 3 Effective date of distribution of the dividend June 26, 2025

Proposal No.2 Election of Ten (10) Directors who are not Audit and Supervisory Committee Members

The term of office of the ten (10) Directors who are not Audit and Supervisory Committee (ASC) Members, namely, Christophe Weber, Milano Furuta, Andrew Plump, Masami Iijima, Ian Clark, Steven Gillis, Emiko Higashi, John Maraganore, Michel Orsinger and Miki Tsusaka, will expire at the close of this General Meeting of Shareholders. The Company therefore proposes the election of the ten (10) Directors who are not ASC Members, including the seven (7) External Directors.

The 10 candidates for Directors who are not ASC Members including 2 female candidates are as follows:

Candidate No.	Name		Current position and responsibilities	Tenure as Director	Number of Board of Directors meetings attended
1	Christophe Weber	To be reelected	President and Representative Director Chief Executive Officer	11 years	8/8 (100%)
2	Milano Furuta	To be reelected	Director Chief Financial Officer	1 year	7/7* (100%)
3	Andrew Plump	To be reelected	Director President, Research and Development	10 years	8/8 (100%)
4	Masami Iijima	To be reelected as External Director Independent Director	Director Chair of the Board of Directors meeting Chairperson of Nomination Committee	4 years	8/8 (100%)
5	Ian Clark	To be reelected as External Director Independent Director	Director	6.5 years	8/8 (100%)
6	Steven Gillis	To be reelected as External Director Independent Director	Director Nomination Committee Member	6.5 years	8/8 (100%)
7	Emiko Higashi	To be reelected as External Director Independent Director	Director Nomination Committee Member Chairperson of Compensation Committee	9 years	8/8 (100%)
8	John Maraganore	To be reelected as External Director Independent Director	Director Compensation Committee Member	3 years	8/8 (100%)
9	Michel Orsinger	To be reelected as External Director Independent Director	Director Nomination Committee Member Compensation Committee Member	9 years	8/8 (100%)
10	Miki Tsusaka	To be reelected as External Director Independent Director	Director	2 years	8/8 (100%)

* With regard to "Number of Board of Directors meetings attended," the Board of Directors meetings which Mr. Milano Furuta, Director, was eligible to attend were those held on and after June 26, 2024 when he took office.

<Reference>
For the Board of Directors Skills Matrix in case the nominated directors proposed in the Proposal No.2 are elected, please access the following URL.
https://takeda.info/skillmatrix_sm_149_en

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- 8 - No.1 Christophe Weber Born on November 14, 1966 (58 years old) To be Reelected as Internal Director Tenure as Director 11 years Number of Board of Directors meetings attended 8/8 (100%) Number of Company Shares Held 914,100 shares Number of Company Shares to be provided 661,606 shares Number of Company American Depositary Shares (ADS) Held 15,398 shares Number of Company ADS to be provided 456,506 shares Career summary, positions, responsibilities at the Company, and significant concurrent occupations or positions April 2012 President & General Manager, GlaxoSmithKline Vaccines April 2012 CEO, GlaxoSmithKline Biologicals April 2012 Member of GlaxoSmithKline Corporate Executive Team April 2014 Chief Operating Officer of the Company June 2014 President and Representative Director of the Company (to present) April 2015 Chief Executive Officer of the Company (to present) September 2020 Head of Global Business, Takeda Pharmaceuticals U.S.A., Inc. (to present) Reasons for Nomination as Candidate for Director Mr. Christophe Weber has over 30 years of global experience in the pharmaceutical industry. Since 2014, he has demonstrated his strong leadership as President & CEO, transforming the Company into a truly global, values-based, R&D-driven, digital biopharmaceutical company through R&D transformation and a successful integration with Shire. He leads a diverse Takeda Executive Team consisting of 18 members of 9 different nationalities, who, together with our 50,000 global employees, are pursuing our vision of discovering and delivering life-transforming treatments, guided by our commitments to patients, our people and the planet. The Company nominates Mr. Weber as its Director considering it necessary to leverage his competency, experience, and leadership, for managing the Company, over the following year. During his last year as President & CEO, he will also support Julie Kim’s transition to become the Company’s next President & CEO.

- 9 - No.2 Milano Furuta Born on February 26, 1978 (47 years old) To be Reelected as Internal Director Tenure as Director 1 year Number of Board of Directors meetings attended 7/7 (100%) Number of Company Shares Held 17,800 shares Number of Company Shares to be provided 79,571 shares Number of Company American Depositary Shares (ADS) Held - share Number of Company ADS to be provided - share Career summary, positions, responsibilities at the Company, and significant concurrent occupations or positions April 2000 Joined The Industrial Bank of Japan, Limited (currently Mizuho Financial Group, Inc.) June 2006 Joined Taiyo Pacific Partners, USA July 2010 Joined the Company June 2017 Country Manager, Takeda Pharma AB (Sweden) January 2019 Corporate Strategy Officer & Chief of Staff of the Company April 2021 President, Japan Pharma Business Unit of the Company April 2024 Chief Financial Officer of the Company (to present) June 2024 Director of the Company (to present) Reasons for Nomination as Candidate for Director Mr. Milano Furuta has expertise in finance and corporate management through investment and financing operations, and has accumulated experiences in business planning, sales and marketing, and business management related to pharmaceutical business in multiple countries at the Company. In recent years, Mr. Furuta, as a member of the Takeda Executive Team, served as the key positions, such as Corporate Strategy Officer, and currently serves as Chief Financial Officer, demonstrating strong leadership and playing a key role in supporting the Company’s business activities from financial point of view. The Company nominates Mr. Furuta as its Director considering his competency and experience essential for its management.

- 10 - No.3 Andrew Plump Born on October 13, 1965 (59 years old) To be Reelected as Internal Director Tenure as Director 10 years Number of Board of Directors meetings attended 8/8 (100%) Number of Company Shares Held - share Number of Company Shares to be provided - share Number of Company American Depositary Shares (ADS) Held 425,849 shares Number of Company ADS to be provided 828,870 shares Career summary, positions, responsibilities at the Company, and significant concurrent occupations or positions January 2008 Vice President, Cardiovascular Disease Franchise, Worldwide Discovery Head, Merck & Co. March 2014 Senior Vice President & Deputy to the President for Research & Translational Medicine, Sanofi February 2015 Chief Medical & Scientific Officer Designate of the Company June 2015 Director of the Company (to present) June 2015 Chief Medical & Scientific Officer of the Company January 2019 President, Research & Development of the Company (to present) July 2021 President, Research & Development, Takeda Development Center Americas, Inc. (to present) Reasons for Nomination as Candidate for Director Dr. Andrew Plump has demonstrated his strong leadership as President, Research & Development, in leading R&D transformation and in advancing measures to build the Company’s R&D pipeline, including progressing innovative R&D assets by leveraging our expertise in core therapeutic areas. He has also enhanced R&D capabilities both internally and through external collaborations and strengthened performance and culture within the R&D organization, which led to the existing several late-stage pipelines of the Company. The Company nominates Dr. Plump as its Director considering his competency and experience essential for its management.

- 11 - No.4 Masami Iijima Born on September 23, 1950 (74 years old) To be Reelected as External Director / Independent Director Tenure as Director 4 years Number of Board of Directors meetings attended 8/8 (100%) Number of Company Shares Held 3,300 shares Number of Company Shares to be provided 13,965 shares Number of Company American Depositary Shares (ADS) Held - share Number of Company ADS to be provided - share Career summary, positions, responsibilities at the Company, and significant concurrent occupations or positions June 2008 Representative Director, Executive Managing Officer, Mitsui & Co., Ltd October 2008 Representative Director, Senior Executive Managing Officer, Mitsui & Co., Ltd. April 2009 Representative Director, President and Chief Executive Officer, Mitsui & Co., Ltd. April 2015 Representative Director, Chairman of the Board of Directors, Mitsui & Co., Ltd. June 2018 External Director, SoftBank Group Corp. (to present) June 2019 Counsellor, Bank of Japan (to present) April 2021 Director, Mitsui & Co., Ltd. June 2021 Counselor, Mitsui & Co., Ltd. (to present) June 2021 External Director of the Company who is an ASC Member June 2022 External Director who is the Chair of the Board of Directors meeting of the Company (to present) June 2023 External Director, Kajima Corporation (to present) Reasons for Nomination as Candidate for External Director and Summary of Expected Roles Mr. Masami Iijima served as Representative Director, President, and CEO of Mitsui & Co., Ltd, where he directed the global management of the company. He then focused on supervising management and enhancing the effectiveness of the Board of Directors as the Representative Director, Chairman of the Board of Directors, and Chair of the Board meeting of the company. Throughout his career, he has gained extensive experience in various fields including corporate governance and risk management. He has contributed to ensuring fair and appropriate decisions and actions of the Company through his active participation at the Board of Directors as External Director and facilitating the Board of Directors meetings as well as leading discussions at the meetings of External Directors as the Chair of the Board of Directors meeting. In addition, as Chairperson of the Nomination Committee of the Company, he has been leading discussions at the committee. He has been involved in the management of the Company as External Director who is an ASC Member since June 2021; and he was elected as External Director who is not an ASC Member in June 2022, becoming the Chair of the Board of Directors meeting. The Company nominates Mr. Iijima as its External Director because he is expected to continue to fulfill the above important roles for the Company.

- 12 - No.5 Ian Clark Born on August 27, 1960 (64 years old) To be Reelected as External Director / Independent Director Tenure as Director 6.5 years Number of Board of Directors meetings attended 8/8 (100%) Number of Company Shares Held - share Number of Company Shares to be provided 16,321 shares Number of Company American Depositary Shares (ADS) Held 2,096 shares Number of Company ADS to be provided - share Career summary, positions, responsibilities at the Company, and significant concurrent occupations or positions January 2010 Director, Chief Executive Officer and Head of North American Commercial Operations, Genentech, Inc. January 2017 External Director, Shire plc January 2017 External Director, Corvus Pharmaceuticals, Inc. (to present) January 2017 External Director, Guardant Health, Inc. (to present) January 2019 External Director of the Company (to present) August 2020 External Director, Olema Pharmaceuticals, Inc. (to present) Reasons for Nomination as Candidate for External Director and Summary of Expected Roles Mr. Ian Clark has experience as an External Director of Shire, bringing deep expertise to the Company’s portfolio and its related therapeutic areas. He has served in several pivotal positions at global healthcare companies in Europe and Canada. He has also gained deep insights through his extensive experience in the management of global healthcare business, and his remarkable expertise in marketing in the area of oncology and managing biotechnology division of healthcare company. He has contributed to ensuring fair and appropriate decisions and actions of the Company through his active participation at the Board of Directors as External Director. In addition, as a member of the Company’s Scientific Advisory Group, he has provided advice valuable for the Company, leveraging his expertise in the field of science. The Company nominates Mr. Clark as its External Director because he is expected to continue to fulfill the above important roles for the Company.

- 13 - No.6 Steven Gillis Born on April 25, 1953 (72 years old) To be Reelected as External Director / Independent Director Tenure as Director 6.5 years Number of Board of Directors meetings attended 8/8 (100%) Number of Company Shares Held - share Number of Company Shares to be provided 16,321 shares Number of Company American Depositary Shares (ADS) Held 8,257 shares Number of Company ADS to be provided - share Career summary, positions, responsibilities at the Company, and significant concurrent occupations or positions August 1981 Founder, Director and Executive Vice President, Research and Development, Immunex Corporation (currently, Amgen, Inc.) May 1993 Chief Executive Officer, Immunex Corporation October 1994 Founder, Director and Chief Executive Officer, Corixa Corporation (currently, GlaxoSmithKline) January 1999 Director and Chairman, Corixa Corporation August 2005 Managing Director, ARCH Venture Partners (to present) October 2012 External Director, Shire plc January 2019 External Director of the Company (to present) Reasons for Nomination as Candidate for External Director and Summary of Expected Roles Dr. Steven Gillis has experience as an External Director of Shire, bringing deep expertise to the Company’s portfolio and its related therapeutic areas. He has a Ph.D. in Biology and has served in several pivotal positions at global healthcare companies in the U.S. and Europe. He also has extensive experience in global healthcare business management and significant expertise in immunology. He has contributed to ensuring fair and appropriate decisions and actions of the Company through his active participation at the Board of Directors as External Director. In addition, as a member of the Nomination Committee of the Company, he has contributed to discussions at the committee, and, as a member of the Company’s Scientific Advisory Group, he has provided advice valuable for the Company leveraging his expertise in the field of science. The Company nominates Dr. Gillis as its External Director because he is expected to continue to fulfill the above important roles for the Company.

- 14 - No.7 Emiko Higashi Born on November 6, 1958 (66 years old) To be Reelected as External Director / Independent Director Tenure as Director 9 years Number of Board of Directors meetings attended 8/8 (100%) Number of Company Shares Held 5,000 shares Number of Company Shares to be provided 20,497 shares Number of Company American Depositary Shares (ADS) Held - share Number of Company ADS to be provided - share Career summary, positions, responsibilities at the Company, and significant concurrent occupations or positions May 1994 Managing Director, Investment Banking, Merrill Lynch & Co. April 2000 CEO, Gilo Ventures, LLC January 2003 Managing Director, Tomon Partners, LLC (to present) November 2010 External Director, KLA-Tencor Corporation (currently KLA Corporation) (to present) June 2016 External Director of the Company May 2017 External Director, Rambus Inc. (to present) June 2019 External Director of the Company who is an ASC Member March 2023 External Director, Rapidus Corporation (to present) June 2024 External Director of the Company (to present) Reasons for Nomination as Candidate for External Director and Summary of Expected Roles Ms. Emiko Higashi has experience in pivotal positions, such as CEO of investment funds mainly in the U.S., as well as experience in investment funds specializing in healthcare and technology. She has advanced knowledge and extensive experience in the finance & accounting and finance industries, healthcare industry and data & technology. She has contributed to ensuring fair and appropriate decisions and actions of the Company through her active participation at the Board of Directors as External Director. In addition, as a member of the Nomination Committee of the Company, she has contributed to discussions at the committee, and as Chairperson of the Compensation Committee of the Company, she has led discussions at the committee. She has been involved in the management of the Company as External Director who is not an ASC Member since June 2016, as External Director who is an ASC Member since June 2019, and as External Director who is not an ASC Member since June 2024. The Company nominates Ms. Higashi as its External Director because she is expected to continue to fulfill the above important roles for the Company.

- 15 - No.8 John Maraganore Born on October 11, 1962 (62 years old) To be Reelected as External Director / Independent Director Tenure as Director 3 years Number of Board of Directors meetings attended 8/8 (100%) Number of Company Shares Held - share Number of Company Shares to be provided 13,965 shares Number of Company American Depositary Shares (ADS) Held - share Number of Company ADS to be provided - share Career summary, positions, responsibilities at the Company, and significant concurrent occupations or positions April 2000 Senior Vice President, Strategic Product Development, Millennium Pharmaceuticals, Inc. December 2002 Director and Chief Executive Officer, Alnylam Pharmaceuticals, Inc. June 2017 Chairperson, Biotechnology Innovation Organization November 2021 External Director, Beam Therapeutics, Inc. (to present) February 2022 External Director, Kymera Therapeutics, Inc. (to present) June 2022 External Director of the Company (to present) Reasons for Nomination as Candidate for External Director and Summary of Expected Roles Dr. John Maraganore is a pioneering executive with more than three decades of experience in the pharmaceutical industry. He served as the CEO and a Director of Alnylam Pharmaceuticals for nearly 20 years. Prior to Alnylam, he served as an officer and a member of the management team for Millennium. Through his career, he has gained ample experience in the pharmaceutical industry. He has contributed to ensuring fair and appropriate decisions and actions of the Company through his active participation at the Board of Directors as External Director. In addition, as a member of the Compensation Committee of the Company, he has contributed to discussions at the committee, and as a member of the Company’s Scientific Advisory Group, he has provided advice valuable for the Company leveraging his expertise in the field of science. The Company nominates Dr. Maraganore as its External Director because he is expected to continue to fulfill the above important roles for the Company.

- 16 - No.9 Michel Orsinger Born on September 15, 1957 (67 years old) To be Reelected as External Director / Independent Director Tenure as Director 9 years Number of Board of Directors meetings attended 8/8 (100%) Number of Company Shares Held - share Number of Company Shares to be provided 20,497 shares Number of Company American Depositary Shares (ADS) Held - share Number of Company ADS to be provided - share Career summary, positions, responsibilities at the Company, and significant concurrent occupations or positions March 2001 Chief Executive Officer and President, OTC Division Worldwide, Consumer Health, Novartis AG April 2007 President and Chief Executive Officer, Synthes, Inc. (currently Johnson & Johnson) June 2012 Worldwide Chairman, Global Orthopedics Group, DePuy Synthes Companies, Johnson & Johnson June 2012 Member of Global Management Team, Johnson & Johnson June 2016 External Director of the Company June 2019 External Director of the Company who is an ASC Member June 2022 External Director of the Company (to present) Reasons for Nomination as Candidate for External Director and Summary of Expected Roles Mr. Michel Orsinger has served in several pivotal positions at global healthcare companies in the U.S. and Europe. He has gained deep insights from extensive experience in global healthcare business management. He has contributed to ensuring fair and appropriate decisions and actions of the Company through his active participation at the Board of Directors as External Director. In addition, as a member of both the Nomination Committee and the Compensation Committee of the Company, he has contributed to discussions at both committees. He has been involved in the management of the Company as External Director who is not an ASC Member since June 2016, as External Director who is an ASC Member since June 2019, and as External Director who is not an ASC Member since June 2022. The Company nominates Mr. Orsinger as its External Director because he is expected to continue to fulfill the above important roles for the Company.

- 17 - No.10 Miki Tsusaka Born on April 24, 1963 (62 years old) To be Reelected as External Director / Independent Director Tenure as Director 2 years Number of Board of Directors meetings attended 8/8 (100%) Number of Company Shares Held - share Number of Company Shares to be provided 8,844 shares Number of Company American Depositary Shares (ADS) Held - share Number of Company ADS to be provided - share Career summary, positions, responsibilities at the Company, and significant concurrent occupations or positions May 1995 Partner and Managing Director, Boston Consulting Group May 2003 Senior Partner and Managing Director, Boston Consulting Group May 2005 Global Leader, Marketing, Sales & Pricing Practice, Boston Consulting Group October 2011 Executive Committee Member, Boston Consulting Group June 2013 Chief Marketing Officer, Boston Consulting Group February 2023 President, Microsoft Japan Co., Ltd. (to present) June 2023 External Director of the Company (to present) Reasons for Nomination as Candidate for External Director and Summary of Expected Roles Ms. Miki Tsusaka has exceptional leadership and wide expertise in global business, strategy and data & digital, and has deep insights in leveraging technology to drive innovation and create value. She also has deep insights and a wide variety of experience of working in a global environment across various industries through working with companies across Asia, Europe, and North America. She has contributed to ensuring fair and appropriate decisions and actions of the Company through her active participation at the Board of Directors as External Director. The Company nominates Ms. Tsusaka as its External Director because she is expected to continue to fulfill the above important roles for the Company.

- 18 - (Notes) 1. No conflict of interest exists between any of the candidates and the Company. 2. The number of Company shares held represents the number of common stocks held as of March 31, 2025. The number of Company shares to be provided represents the number of common stocks vested but undelivered and scheduled to be vested, including those granted to Directors based outside of Japan that will be converted to ADSs for settlement following vesting, under the Board Incentive Plan (“BIP”) for Directors (excluding Directors based outside of Japan who are not External Directors) and the Employee Stock Ownership Plan (“ESOP”), a stock grant plan for Company management in Japan (which relates to the Company Shares to be provided to Mr. Milano Furuta under the Plan in 2022 and 2023). The number of Company shares to be provided to candidates (excluding candidates for Directors who are External Directors) pursuant to the BIP or ESOP is comprised of Restricted Stock Unit awards (“RSU awards”) and Performance Share Unit awards (“PSU awards”). The number of Company shares to be provided to candidates for External Directors pursuant to the BIP is comprised only of RSU awards. RSU awards to be provided to candidates (excluding candidates for External Directors) vest one third each year over a three-year period and PSU awards vest three years from the date of grant. PSU awards to be vested in the future years represent the total number of shares to be provided assuming that relevant targets are met at the 100% level; the actual number of shares provided may be fewer or greater depending on the level at which targets are met. RSU awards to be provided to candidates for External Directors will be provided or paid three years from the date of grant. In addition, with regard to the Company’s shares to be provided under the BIP or ESOP, the voting rights thereof may not be exercised before such shares are provided to each candidate. 3. The number of Company ADS held represents the number of American Depositary Shares held as of March 31, 2025 and is rounded to the nearest whole number. Each ADS represents one half of a common stock. The number of Company ADS to be provided represents the number of American Depositary Shares vested but undelivered and scheduled to be vested under Long-Term Incentive Plan for Company Group Employees Overseas (“LTIP”). The number of Company ADS to be provided pursuant to the LTIP is comprised of RSU awards and Performance Share Unit awards (“PSU awards”). RSU awards vest one third each year over a three- year period and PSU awards vest three years from the date of grant. PSU awards to be vested in the future years represent the total number of ADS to be provided assuming that relevant targets are met at the 100% level; the actual number of ADS provided may be fewer or greater depending on the level at which targets are met. In addition, with regard to the ADS to be provided under the LTIP, the voting rights thereof may not be exercised before such shares are provided to each candidate. 4. Mr. Masami Iijima, Mr. Ian Clark, Dr. Steven Gillis, Ms. Emiko Higashi, Dr. John Maraganore, Mr. Michel Orsinger and Ms. Miki Tsusaka are candidates to become External Directors who are not ASC Members of the Company. The Company has set “Internal criteria for independence of external directors” (the contents of such criteria are as set forth on page 19.) and elected the External Directors based on such criteria. All of these 7 persons have met the requirements for Independent Directors based on the regulations of the financial instruments exchanges in Japan that the Company is listed on (e.g. Tokyo Stock Exchange, Inc.). The Company has notified each of such exchanges that Mr. Masami Iijima, Mr. Ian Clark, Dr. Steven Gillis, Ms. Emiko Higashi, Dr. John Maraganore, Mr. Michel Orsinger and Ms. Miki Tsusaka have been designated as Independent Directors. 5. The Company has entered into contracts with Mr. Masami Iijima, Mr. Ian Clark, Dr. Steven Gillis, Ms. Emiko Higashi, Dr. John Maraganore, Mr. Michel Orsinger and Ms. Miki Tsusaka limiting the maximum amount of their liability for the damages set forth in Article 423, Paragraph 1 of the Companies Act to the legally stipulated value. If the re-election of Mr. Masami Iijima, Mr. Ian Clark, Dr. Steven Gillis, Ms. Emiko Higashi, Dr. John Maraganore, Mr. Michel Orsinger and Ms. Miki Tsusaka is approved, the Company plans to continue the same contracts to limit their liability. 6. The Company has entered into company indemnification agreements with all of the candidates, who are Directors at present, as defined in Article 430-2, Paragraph 1 of the Companies Act, which provide that the Company shall indemnify expenses set forth in Article 430-2, Paragraph 1, Item 1 thereof, and damages set forth in Article 430-2, Paragraph 1, Item 2 thereof within the scope permitted by the laws and regulations. If re-election of Mr. Christophe Weber, Mr. Milano Furuta, Dr. Andrew Plump, Mr. Masami Iijima, Mr. Ian Clark, Dr. Steven Gillis, Ms. Emiko Higashi, Dr. John Maraganore, Mr. Michel Orsinger and Ms. Miki Tsusaka is approved, the Company plans to continue the same agreements. 7. The Company has entered into directors & officers liability insurance contracts with insurance companies as defined in Article 430-3, Paragraph 1 of the Companies Act, under which Directors of the Company are insured. Such insurance covers damages which may arise from liability incurred by such insured persons in connection with the execution of their duties or claims made against such insured persons in relation to such liability. If re-election or election of the candidates is approved, such candidates will be insured under such insurance scheme. The insurance contracts are planned to be renewed during such candidates’ term of office.

- 19 - <Reference> Internal criteria for the independence of External Directors of the Company The Company will judge whether an External Director has sufficient independence against the Company with emphasis on his/her meeting the following quality requirements, on the premise that he/she meets the criteria for independence established by the financial instruments exchanges. The Company believes that such persons will truly meet the shareholders’ expectations as External Directors of the Company, i.e., persons who can exert a strong presence in a diverse group of people that comprise the directors of the Company by proactively continuing to inquire on the nature of, encourage improvement in, and make suggestions regarding the important matters of the Company doing a pharmaceutical business globally, for the purpose of facilitating an impartial and fair judgment of the Company’s business and securing the sound management of the Company. The Company requires that persons who will be external directors to meet two (2) or more items out of the following four (4) items of quality requirements: (1) He/She has advanced insight derived from experience in corporate management; (2) He/She has a high level of knowledge in areas requiring high expertise such as accounting and law; (3) He/She is well versed in the pharmaceutical and/or global business; and (4) He/She has advanced linguistic skills and/or broad experience, which enables him/her to understand diverse values and to actively participate in discussions with others.

- 20 - Proposal No.3 Payment of Bonuses to Directors who are not Audit and Supervisory Committee Members The Company proposes to pay bonuses up to the total amount of 460 million JPY to the two (2) Directors who are not Audit and Supervisory Committee Members (excluding Directors residing outside of Japan and External Directors) in office as of the end of this fiscal year, in keeping with the achievement of the key performance indicators such as the Total Core Revenue, Growth and Launch Products Incremental Core Revenue and Total Core Operating Profit set forth for this fiscal year. The contents of this proposal were deliberated upon at the Compensation Committee and the resolutions were approved by the Board of Directors based on the Director’s Compensation Policy, and the Company therefore considers this proposal as reasonable. END OF DOCUMENT <Reference> Please refer to “3. Executives of the Company (5) Compensation and related matters for Directors” of the Business Report for Director’s Compensation Policy described in the Proposal No.3.

- 21 - Business Report (From April 1, 2024 to March 31, 2025) 1. Current State of the Takeda Group (1) Management Policy and Issues for the Takeda Group to Address Takeda's Corporate Philosophy and Imperatives Our corporate philosophy tells the story of Takeda — who we are, what we do, how we do it and why it matters. Our purpose is to contribute to better health for people and a brighter future for the world. We do this through the pursuit of our vision to discover and deliver life-transforming treatments, guided by our three imperatives of Patient, People and Planet and powered by data and technology. Our values ensure that the decisions we make consider all our stakeholders. We create long-term value for patients, shareholders and society while sustaining positive impact for our people, the communities we reach and the planet we share. Business Environment The current geopolitical environment is characterized by increasing tensions and growing fragmentation around the world. These shifts are accompanied by a rise in protectionism and trade disputes, which are putting pressure on international commerce, challenging supply chains, and introducing a sense of unpredictability to the outlook for the global economy. Takeda’s value chain is centered in the U.S., Europe, Japan and Singapore, helping reduce our exposure to trade tensions, especially between the U.S. and China. We advocate for health care products to be excluded from trade barriers that will inevitably impact patients. The most significant challenge currently faced by the biopharmaceutical industry is the gap in health care funding relative to growing demand. This translates into significant pricing pressure and even the capping of market growth in the EU and Japan. In the U.S., the Inflation Reduction Act, while offering some positives for Medicare patients such as greater predictability in out-of-pocket prescription expenses, introduces an unprecedented government-led price negotiation system for medicines

- 22 - that could potentially result in declines in investment in research and development (R&D). At Takeda we continue to accelerate the pace of innovation through the exploration of medical technologies such as immunotherapies in oncology, cell and gene therapy and, more recently, the rapid adoption of technology and artificial intelligence (AI). Technology and AI are anticipated to enhance our productivity in the future and appear likely to help address the pricing pressures that are expected to persist. Within this challenging and rapidly evolving external environment, our commitment to patients and the work we do to support them is even more important. Patient Takeda R&D is focused on translating science into highly innovative, life-transforming medicines that make a critical difference to patients with rare and more prevalent conditions in three core therapeutic areas (Gastrointestinal and inflammation, neuroscience, and oncology). We prioritize R&D programs based on unmet medical need, scientific validity, accelerated development path and commercial opportunity. We leverage data, digital and technology ("DD&T") and AI along the value chain, from accelerating the pipeline to driving quality and efficiency in manufacturing, to enhancing interactions with health care practitioners and patients. Takeda’s sustainable growth beyond 2030 is projected to be supported by our late-stage pipeline, and as of the beginning of the fiscal year ending March 31, 2026 (FY2025), we have six development programs in Phase 3 development. The first of these programs, rusfertide, read out positive Phase 3 data in March 2025. We anticipate Phase 3 data for oveporexton in narcolepsy type 1 and zasocitinib in psoriasis by the end of 2025. Regulatory filings for all three programs are anticipated for FY2025 – 2026. Five additional filings for late-stage programs are expected in FY2027 – 2029. For more information on our major activities and progress on R&D from April 2024 to date, please see our discussion of Pipeline and R&D Activities in (3) Business Performance (iv) Activities and Results of Research & Development. DD&T is playing an increasingly important role in our drug development process. For example, we can now test our clinical trial protocol against large anonymized patient databases to better assess our recruitment methodology. Our Growth & Launch Products portfolio continues to demonstrate its value to patients and communities. ENTYVIO is our number one product by revenue, and its growth acceleration has been aided by the launch of the subcutaneous formulation in the United States. ENTYVIO Pen is indicated for maintenance therapy in moderate-to-severely active ulcerative colitis and Crohn's disease in more than 50 countries, providing more flexibility and choice to patients. We put patients first and have integrated patient access and equity into the business, from research to drug development, manufacturing and commercialization. We provide value-based and tiered pricing and dedicated patient assistance programs for our medicines and vaccines. We also work alongside community groups and governments around the world to strengthen local health care systems. We are encouraged by the global progress of our dengue vaccine, QDENGA, which is now available in approximately 30 markets across the world, including many endemic countries where the need is highest. Our access strategy has been a key factor behind QDENGA adoption in low- and middle-income countries. Takeda is working to expand production and ensure cooperation with communities worldwide who need QDENGA to combat the increase in dengue prevalence. To help us achieve our target to supply 100 million doses annually by 2030 we have entered into a manufacturing partnership agreement with Biological E. Limited (“BE”) in India that builds upon existing capabilities at our facility in Singen, Germany. BE will manufacture up to 50 million doses of QDENGA per annum. People We recognize that no matter how far science and technology advance, Takeda is a knowledge-based company driven by people. Our intention is to foster a diverse and inclusive workplace with no discrimination of any type. We promote life-long learning, career growth and employee well-being. We believe that this approach enhances our ability to discover and deliver life-transforming treatments. Life-long learning and career growth enhance employee motivation and expertise, stimulate new ideas and contribute to value creation. We are upskilling employees and building in-house capabilities to create an agile and resilient organization that is positioned for long-term sustainable growth. AI is also transforming our approach to talent development. Our Career Navigator platform allows employees to map out individual career paths and uses AI to personalize notifications of internal vacancies and mentoring and learning

- 23 - opportunities to support our people to reach their highest potential. We are also experimenting with AI coaches and AI- facilitated role-playing, so employees can practice new skills in a risk-free environment. We are aware that we also need to further develop employees’ digital skills to help future-proof our business. In July 2024, we launched our Everyday AI Learning journey on our learning platform, the first major step in our new Digital Dexterity framework, aimed at cultivating essential AI and GenAI capabilities within our workforce. Our commitment to lifelong learning extends across the company. For example, employees in our Global Manufacturing & Supply and Global Quality organizations have at their disposal three hours per month to spend on upskilling and reskilling. These hours are in addition to time provided for mandatory or on-the-job training. As a global biopharmaceutical company, we recognize and celebrate the diversity of our people and patients around the world and harness this strength as we continue to drive innovation. We promote health and well-being at work, so that employees can thrive, grow and realize their full potential. Our global well-being program encompasses emotional, physical, social and financial dimensions. All employees have access to our Thrive Global program, allowing them to monitor well-being factors, such as sleep, nutrition and movement. Over the past year, we also took further measures to strengthen our approach to well-being – these included expanding our Employee Assistance Program to more countries, so that all Takeda employees now have access to the same workplace benefits and resources. We uphold safety in the workplace and Takeda's manufacturing sites share a strong safety culture, focusing on the prevention of serious injuries and fatalities (SIFs). The SIF risk assessment process proactively identifies activities that could generate the next SIF event and helps identify systemic issues within safety programs. Each quarter, Takeda runs a “Lessons Learned” event across the manufacturing network to showcase recent potential SIFs and discuss actions taken to mitigate reoccurrence. Planet Aligned with our purpose, we develop our business with the intent not to harm our planet. Public health is integrally linked to the health of the planet. As temperatures rise, climate-accelerated diseases may be exacerbated and access to care for patients in impacted regions could become increasingly challenging. Takeda is committed to delivering a high standard of environmental stewardship. It is not enough to just work towards a healthier population – we need a healthier planet as well to realize our purpose. We are taking action to reduce our environmental impact on many fronts by prioritizing clean energy solutions, progressing toward net-zero targets and working to eliminate greenhouse gas (“GHG”) emissions from our entire value chain. We focus on initiatives that advance our net- zero roadmap while continuing to invest in nature-based carbon removal projects beyond our value chain. We have committed to achieving net-zero GHG emissions in our operations by 2035 and across our value chain by 2040, which was validated by the Science Based Target initiative, including near-term and long-term targets. We continue to make notable progress towards our GHG emissions goals. For example, we recently announced the successful start of a biomass heat plant at our manufacturing facility in Singen, Germany, where we manufacture our dengue vaccine, aimed at reducing CO2 emissions. The new biomass boiler aims to replace a significant portion of the gas currently used with waste wood, reducing CO2 emissions by up to 80%. We also focus on integrating life cycle thinking within product design and development to minimize the environmental footprint across our value chain. Furthermore, our Nature Program focuses on reducing environmental impacts other than climate change, addressing areas such as water conservation, responsible waste management and biodiversity protection. DD&T is also a key enabler of our environmental efforts. At our manufacturing site in Osaka, we reduced distilled water consumption by more than 450,000 liters per year, leading to a reduction of over two million liters in freshwater consumption annually, by installing sensors and monitors at every point of water use and analyzing the combined data to find ways to optimize water volumes and standardize best practices. Similar projects have been undertaken to reduce electricity consumption and increase our use of solar and other green energy sources. Financial Prospect Takeda's strong financial base supports its ability to drive sustainable growth and long-term value creation. This robust framework ensures agility in pursuing strategic initiatives and delivering meaningful impact. Our Growth and Launch Products* are essential for driving topline growth in the medium-to-long term, and we expect they

- 24 - will play a key role in supporting further investments in the discovery and development of life-transforming treatments. Through sustained strong revenue growth, these products can enable Takeda to focus on advancing innovative treatments that address pressing healthcare challenges and deliver a profound impact on patients worldwide. As part of achieving this vision, we are advancing company-wide programs to enhance organizational agility and drive efficiency while leveraging capabilities in DD&T and AI. In the medium-to-long term, we aim to achieve a Core Operating Profit margin of low to mid- 30% and maintain robust cash flow generation. Building on our efforts to achieve topline growth and strengthening operational excellence, Takeda remains steadfast in its long-term commitment to discovering and developing life-transforming treatments. Among the many investments, R&D stands out as a key driver of value creation, highlighted by six late-stage pipeline programs with a combined global peak revenue potential** of USD 10 to 20 billion. The successful launch of these late-stage programs within this decade is expected to fuel sustainable long-term growth and make a substantial contribution to cash generation. As Takeda progresses through the critical phases of development and brings these programs to market, the focus remains on achieving attractive returns on invested capital. Through strategic and disciplined investments in the discovery and development of innovative, life-transforming therapies, Takeda strives to create meaningful value for society and all stakeholders. The successful execution of the late-stage pipeline, combined with continued improvements in operational efficiency, is expected to positively impact return on equity performance and other financial metrics, enhancing enterprise value. * Takeda's Growth and Launch Products for FY2025: GI: ENTYVIO, EOHILIA Rare Diseases: TAKHZYRO, LIVTENCITY, ADZYNMA PDT: Immunoglobulin products including GAMMAGARD LIQUID/KIOVIG, HYQVIA and CUVITRU, Albumin products including HUMAN ALBUMIN and FLEXBUMIN Oncology: ALUNBRIG, FRUZAQLA Vaccines: QDENGA ** Peak revenue potential is an estimate that has not been adjusted for probability of technical and regulatory success (PTRS) and should not be considered a forecast or target. Peak revenue ranges represent Takeda’s assessments of various possible future commercial scenarios that may or may not occur. Capital Allocation Policy Guided by our vision to discover and deliver life-transforming treatments, and supported by our balance sheet (maintaining solid investment grade credit ratings; targeting 2x adjusted net debt to adjusted EBITDA ratio), we will allocate capital to deliver sustainable value to patients and attractive returns to our shareholders. Takeda's policy in the allocation of capital is as follows: • Invest in growth drivers; and • Shareholder returns. With respect to "Invest in growth drivers", Takeda makes strategic investments in internal and external opportunities to enhance its pipeline, new product launches, and plasma-derived therapies. With regard to "Shareholder returns", Takeda has adopted a progressive dividend policy of increasing or maintaining the annual dividend per share each year, alongside share buybacks when appropriate.

(2) Business Overview

Takeda is a global, values-based, R&D-driven biopharmaceutical company with a diverse portfolio, engaged primarily in the research, development, production and global commercialization of pharmaceutical products. Takeda's business is grouped into six key business areas: Gastroenterology ("GI"), Rare Diseases, Plasma-Derived Therapies ("PDT"), Oncology, Vaccines and Neuroscience. Our R&D efforts focus on three core therapeutic areas: Gastrointestinal and Inflammation, Neuroscience, and Oncology. We also make targeted R&D investments in PDT. We focus on developing innovative medicines that make a difference in people's lives by advancing the frontier of new treatment options and leveraging our collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. We focus on high unmet medical needs, both in rare and more prevalent conditions, to deliver high-quality medicines to patients and communities as quickly as possible. We have a presence in approximately 80 countries and regions, a network of manufacturing sites around the world, and major research centers in Japan and the United States. Commercially, we have a very significant presence in the United States, Japan, Europe, as well as a fast-growing business in China. We have also accelerated our focus on data, digital and technology to make our business operations more effective and efficient, increase innovation and better serve our stakeholders.

(3) Business Performance

(i) Consolidated Financial Results (April 1, 2024 to March 31, 2025)

Billion JPY or percentage

	For the fiscal year ended March 31,		AER		CER
	2024	2025	Amount of Change	% Change	% Change
Revenue	4,263.8	4,581.6	317.8	7.5 %	2.9 %
Cost of sales	(1,426.7)	(1,580.2)	(153.5)	10.8 %	6.5 %
Selling, general and administrative expenses	(1,053.8)	(1,104.8)	(50.9)	4.8 %	0.6 %
Research and development expenses	(729.9)	(730.2)	(0.3)	0.0 %	(4.5)%
Amortization and impairment losses on intangible assets associated with products	(652.1)	(643.2)	8.9	(1.4)%	(6.0)%
Other operating income	19.4	26.2	6.8	35.3 %	30.8 %
Other operating expenses	(206.5)	(206.7)	(0.2)	0.1 %	(3.6)%
Operating profit	214.1	342.6	128.5	60.0 %	51.2 %
Finance income and (expenses), net	(167.8)	(163.5)	4.2	(2.5)%	(5.7)%
Share of profit (loss) of investments accounted for using the equity method	6.5	(4.0)	(10.5)	—	—
Profit before tax	52.8	175.1	122.3	231.7 %	206.4 %
Income tax (expenses) benefit	91.4	(66.9)	(158.3)	—	—
Net profit for the year	144.2	108.1	(36.1)	(25.0)%	(33.1)%
Net profit for the year attributable to owners of the Company	144.1	107.9	(36.1)	(25.1)%	(33.2)%

In this section, when comparing results to the previous fiscal year, the amount of change and percentage change based on Actual Exchange Rates are presented in "AER" (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in "CER". For additional information on CER %, please refer to (ii) Results of Core Financial Measures (April 1, 2024 to March 31, 2025) , "Definition and Explanation of Core Financial Measures and Constant Exchange Rate Change".

Revenue

Revenue for the fiscal year ended March 31, 2025 was JPY 4,581.6 billion (JPY +317.8 billion and +7.5% AER, +2.9% CER). The increase is attributable to favorable foreign exchange rates and growth from business momentum of Gastroenterology ("GI"), Rare Diseases, Plasma-Derived Therapies ("PDT"), Oncology and Vaccines. Among our six key business areas, the increase of these business areas was offset in part by a decrease in Neuroscience. The decrease in Neuroscience, which

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was partially mitigated by favorable foreign exchange rates, was largely attributable to continued generic erosion of sales of VYVANSE (for attention deficit hyperactivity disorder ("ADHD")) in the U.S., which began following loss of exclusivity in August 2023. In addition, revenue outside of our six key business areas decreased mainly due to the decline in sales of AZILVA (for hypertension), which were JPY 11.8 billion (JPY -21.8 billion and -64.9% AER, -64.9% CER) following the entry of generic competitors in Japan beginning in June 2023.

Revenue by Geographic Region

The following shows revenue by geographic region:

Billion JPY or percentage

	For the fiscal year ended March 31,		AER		CER
	2024	2025	Amount of Change	% Change	% Change
Japan	451.4	418.5	(32.9)	(7.3)%	(7.4)%
United States	2,195.7	2,379.7	183.9	8.4 %	2.5 %
Europe and Canada	966.8	1,055.3	88.4	9.1 %	4.1 %
Latin America	198.1	235.8	37.7	19.1 %	19.7 %
China	174.8	191.7	16.9	9.7 %	4.8 %
Asia (excluding Japan & China)	86.4	99.4	13.0	15.1 %	11.6 %
Russia/CIS	72.6	72.4	(0.2)	(0.3)%	(1.0)%
Other*	117.9	128.8	10.9	9.3 %	4.7 %
Total	4,263.8	4,581.6	317.8	7.5 %	2.9 %

* Other includes the Middle East, Oceania and Africa.

Revenue by Business Area

The following shows revenue by business area:

Billion JPY or percentage

	For the fiscal year ended March 31,		AER		CER
Revenue:	2024	2025	Amount of Change	% Change	% Change
GI	1,216.2	1,357.0	140.8	11.6 %	6.8 %
Rare Diseases	688.4	752.8	64.4	9.4 %	4.6 %
PDT	903.7	1,032.7	129.0	14.3 %	8.6 %
Oncology	462.4	560.4	98.1	21.2 %	17.2 %
Vaccines	50.4	55.4	5.1	10.0 %	7.5 %
Neuroscience	627.0	565.8	(61.2)	(9.8) %	(14.1) %
Other	315.7	257.4	(58.3)	(18.5) %	(20.0) %
Total	4,263.8	4,581.6	317.8	7.5 %	2.9 %

Year-on-year change in revenue for this fiscal year in each of our business areas was primarily attributable to the following products:

- ***GI***

  In GI, revenue was JPY 1,357.0 billion (JPY +140.8 billion and +11.6% AER, +6.8% CER).

  Sales of ENTYVIO (for ulcerative colitis ("UC") and Crohn's disease ("CD")) were JPY 914.1 billion (JPY +113.2 billion and +14.1% AER, +8.5% CER). Sales in the U.S. were JPY 619.2 billion (JPY +73.1 billion and +13.4% AER). The increase was due to maintaining strong demand in the first line biologic inflammatory bowel disease ("IBD") population and continued patient gains after the launch of the subcutaneous formulation, as well as favorable foreign exchange rates. Sales in Europe and Canada were JPY 227.4 billion (JPY +31.6 billion and +16.1% AER). The increase was primarily due to continued patient gains by an increased use of the subcutaneous formulation and favorable foreign exchange rates.

  Sales of GATTEX/REVESTIVE (for short bowel syndrome) were JPY 146.3 billion (JPY +27.0 billion and +22.7% AER, +17.2% CER). The increase was primarily due to increased demand in the U.S., expansion activities (pediatric indication label expansion), and favorable exchange rates.

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- 27 - ■ Rare Diseases In Rare Diseases, revenue was JPY 752.8 billion (JPY +64.4 billion and +9.4% AER, +4.6% CER). Sales of TAKHZYRO (for hereditary angioedema) were JPY 223.2 billion (JPY +44.5 billion and +24.9% AER, +18.9% CER). The increase was primarily due to higher demand in the U.S., Europe and Canada supported by strong patient persistency and prophylactic market growth, as well as favorable foreign exchange rates. Sales of LIVTENCITY (for post-transplant cytomegalovirus (“CMV”) infection/disease) were JPY 33.0 billion (JPY+13.9 billion and +72.9% AER, +64.5% CER). The increase was primarily attributable to continued performance in the U.S. market reflecting strong market penetration, complemented by continued geographical expansion in Europe and the Growth and Emerging Markets. Sales of enzyme replacement therapy ELAPRASE (for Hunter syndrome) were JPY 97.2 billion (JPY +5.7 billion and +6.2% AER, +2.1% CER). The increase was primarily due to favorable foreign exchange rates, and strong demand in the Growth and Emerging Markets. Sales of enzyme replacement therapy REPLAGAL (for Fabry disease) were JPY 77.9 billion (JPY +4.3 billion and +5.8% AER, +2.1% CER). The increase was due to favorable foreign exchange rates, and increased demand in the Growth and Emerging Markets. Sales of ADVATE (for hemophilia A) were JPY 111.8 billion (JPY-11.2 billion and -9.1% AER, -13.4% CER). The decrease was primarily due to competitor pressure in the U.S., as well as lower demand in China, with the decline partially offset by favorable foreign exchange rates. ■ PDT In PDT, revenue was JPY 1,032.7 billion (JPY +129.0 billion and +14.3% AER, +8.6% CER). Aggregate sales of immunoglobulin products were JPY 757.8 billion (JPY +113.2 billion and +17.6% AER, +11.5% CER). Sales of each of our three global immunoglobulin brands experienced double digit percentage sales growth, due to continued strong demand globally and growing supply, as well as favorable foreign exchange rates. Those include GAMMAGARD LIQUID/KIOVIG (for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)), and subcutaneous immunoglobulin therapies (CUVITRU and HYQVIA), sales of which are growing at a fast pace due to their benefit to patients and convenience in administration compared to intravenous therapies. Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (both primarily used for hypovolemia and hypoalbuminemia) were JPY 141.4 billion (JPY +7.4 billion and +5.5% AER, +1.1% CER). The increase was primarily driven by favorable foreign exchange rates. ■ Oncology In Oncology, revenue was JPY 560.4 billion (JPY +98.1 billion and +21.2% AER, +17.2% CER). Sales of FRUZAQLA (for colorectal cancer) were JPY 48.0 billion (JPY +37.9 billion and +375.7% AER, +351.3% CER). The increase was due to momentum from launch in the U.S. in November 2023, followed by several other countries, as it addressed a need for new treatment options in metastatic colorectal cancer. Sales of ADCETRIS (for malignant lymphomas) were JPY 129.0 billion (JPY +19.6 billion and +17.9% AER, +14.8% CER). The increase was led by strong demand in the Growth and Emerging Markets and Europe, primarily driven by increased use as a first line treatment for Hodgkin lymphoma, complemented by favorable foreign exchange rates. Sales of ICLUSIG (for leukemia) were JPY 70.7 billion (JPY+16.0 billion and +29.3% AER, +23.0% CER). The increase was due to the U.S. label expansion for newly diagnosed Philadelphia chromosome-positive acute lymphoblastic leukemia (Ph+ ALL) in combination with chemotherapy in March 2024, complemented by favorable foreign exchange rates. Sales of LEUPLIN/ENANTONE (for endometriosis, uterine fibroids, premenopausal breast cancer, prostate cancer, and other certain indications) were JPY 119.3 billion (JPY +11.9 billion and +11.1% AER, +8.2% CER). The increase was primarily due to a sales increase in the U.S. and in Growth and Emerging Markets, as well as favorable foreign exchange rates.

- 28 - ■ Vaccines In Vaccines, revenue was JPY 55.4 billion (JPY +5.1 billion and +10.0% AER, +7.5% CER). Sales of QDENGA (for prevention of dengue) were JPY 35.6 billion (JPY +26.0 billion and +272.3% AER, +259.0% CER). The increase was due to the expansion of QDENGA availability in endemic countries, with the vaccine now available in approximately 30 countries including both endemic and non-endemic countries. Sales of other vaccine products in aggregate decreased primarily due to the termination of the distribution contract of SPIKEVAX, a COVID-19 vaccine in Japan in March 2024. ■ Neuroscience In Neuroscience, revenue was JPY 565.8 billion (JPY -61.2 billion and -9.8% AER, -14.1% CER). Sales of VYVANSE/ELVANSE (for ADHD) were JPY 350.6 billion (JPY -72.6 billion and -17.2% AER, -21.6% CER). The decrease was due to the impact of multiple generic entrants in the U.S. starting from August 2023, partially offset by favorable foreign exchange rates. Sales of ADDERALL XR (for ADHD) were JPY 28.4 billion (JPY -13.3 billion and -31.9% AER, -35.3% CER). The decrease was primarily due to an increase in the availability of generic versions of the instant release formulation in the U.S., which negatively impacted ADDERALL XR. Sales of TRINTELLIX (for major depressive disorder ("MDD")) were JPY 125.7 billion (JPY+20.9 billion, and +20.0% AER, +14.2% CER). The increase was primarily due to improved commercial terms related to pricing in the U.S., complemented by favorable foreign exchange rates. Cost of Sales Cost of Sales was JPY 1,580.2 billion (JPY +153.5 billion and +10.8% AER, +6.5% CER). The increase was primarily due to revenue growth in our key business areas with a change in product mix and the depreciation of the Japanese yen as compared to the fiscal year ended March 31, 2024. Selling, General and Administrative (SG&A) Expenses SG&A Expenses were JPY 1,104.8 billion (JPY +50.9 billion and +4.8% AER, +0.6% CER). The increase was mainly due to the depreciation of the Japanese yen, with efficiency gains largely offsetting incremental investments in Data, Digital and Technology (“DD&T”) and the impact of inflation. Research and Development (R&D) Expenses R&D Expenses were JPY 730.2 billion (JPY +0.3 billion and +0.0% AER, -4.5% CER), essentially flat compared to the fiscal year ended March 31, 2024, reflecting the depreciation of the Japanese yen offset by lower expenses attributable to efficiency gains and termination of development programs in the fiscal year ended March 31, 2024, such as modakafusp alfa (TAK-573) and EXKIVITY (for non-small cell lung cancer). Amortization and Impairment Losses on Intangible Assets Associated with Products Amortization and Impairment Losses on Intangible Assets Associated with Products were JPY 643.2 billion (JPY -8.9 billion and -1.4% AER, -6.0% CER). The decrease resulted from lower impairment charges related to in-process R&D and marketed products (JPY -35.5 billion), partially offset by higher amortization expenses (JPY +26.7 billion) due to the depreciation of the Japanese yen. The decrease in impairment charges was due to the larger impairment charges recorded in the fiscal year ended March 31, 2024, compared with those recorded in the fiscal year ended March 31, 2025. The impairment charges in the fiscal year ended March 31, 2024 primarily include JPY 74.0 billion impairment charges for ALOFISEL (for complex Crohn's perianal fistulas), JPY 28.5 billion impairment charges for EXKIVITY (for non-small cell lung cancer), and impairment charges related to the decision to terminate development of certain in-progress R&D assets in Oncology, which were partially offset by a reversal of impairment loss of JPY 35.7 billion for EOHILIA (for eosinophilic esophagitis). The impairment charges in the fiscal year ended March 31, 2025 include JPY 27.8 billion resulting from the decision to terminate the development of TAK-186 and TAK-280 acquired through Maverick Therapeutics Inc. and JPY 21.5 billion as a result of the Phase 3 studies for soticlestat (TAK-935) failing to meet their primary endpoints.

- 29 - Other Operating Income Other Operating Income was JPY 26.2 billion (JPY +6.8 billion and +35.3% AER, +30.8% CER). The increase was mainly due to a JPY 6.1 billion gain recognized on completion of the sale of TACHOSIL (fibrin sealant patch), including a related manufacturing facility, during the fiscal year ended March 31, 2025. Other Operating Expenses Other Operating Expenses were JPY 206.7 billion (JPY +0.2 billion and +0.1% AER, -3.6% CER), essentially flat compared to the fiscal year ended March 31, 2024, reflecting an increase in restructuring expenses (JPY +46.8 billion) mainly due to the enterprise-wide efficiency program during the fiscal year ended March 31, 2025 being offset by higher provisions for legal proceedings primarily as a result of the supply agreement litigation of AbbVie, Inc. (“AbbVie”) and higher charges on the fair value of financial assets and liabilities associated with contingent consideration arrangements mainly from XIIDRA and EOHILIA recorded in the fiscal year ended March 31, 2024, as well as the effect of a reversal of valuation reserve for pre- launch inventory recorded in the fiscal year ended March 31, 2025. Operating Profit As a result of the above factors, Operating Profit was JPY 342.6 billion (JPY +128.5 billion and +60.0% AER, +51.2% CER). Net Finance Expenses Net Finance Expenses were JPY 163.5 billion (JPY -4.2 billion and -2.5% AER, -5.7% CER). The decrease in Net Finance Expenses was primarily due to a decrease of net loss from Gains and Losses on Foreign Currency Exchange and Derivative Financial Assets related to Foreign Currency Exchange, largely offset by an impairment loss of JPY 18.9 billion related to the sale of Teva Takeda Pharma Ltd. shares, which was completed in the fiscal year ended March 31, 2025. Share of Profit (Loss) of Investments Accounted for Using the Equity Method For the fiscal year ended March 31, 2025, Share of Loss of Investments Accounted for Using the Equity Method was JPY 4.0 billion (JPY -10.5 billion). For the fiscal year ended March 31, 2024, Share of Profit of Investments Accounted for Using the Equity Method was JPY 6.5 billion. Income Tax (Expenses) Benefit Income Tax Expenses were JPY 66.9 billion (JPY +158.3 billion, compared to Income Tax Benefit of JPY 91.4 billion for the fiscal year ended March 31, 2024). The increase was primarily due to a tax expense reduction of JPY 63.5 billion recorded during the fiscal year ended March 31, 2024 resulting from the reversal of the income taxes payable in excess of the settlement with Irish Revenue Commissioners with respect to a tax assessment related to the treatment of an acquisition break fee Shire received from AbbVie in 2014 and an increase in tax expenses due to the reassessment of recoverability of deferred tax assets as well as higher pretax earnings during the fiscal year ended March 31, 2025. Net Profit for the Year As a result of the above factors, Net Profit for the Year was JPY 108.1 billion (JPY -36.1 billion and -25.0% AER, -33.1% CER) and Net Profit for the Year attributable to owners of the Company was JPY 107.9 billion (JPY -36.1 billion and -25.1% AER, - 33.2% CER). (ii) Results of Core Financial Measures (April 1, 2024 to March 31, 2025) Definition and Explanation of Core Financial Measures and Constant Exchange Rate Change In addition to the financial statements in accordance with IFRS, Takeda uses the concept of Core Financial Measures for measuring financial performance. These measures are not defined by International Financial Reporting Standards (IFRS). Core Financial Measures Takeda’s Core Financial Measures, particularly Core Revenue, Core Operating Profit, Core Net Profit for the Year attributable to owners of the Company and Core EPS, exclude revenue from divestments, amortization and impairment losses on intangible assets associated with products (includes in-process R&D) and other impacts unrelated to the underlying trends and business performance of Takeda’s core operations, such as non-recurring items, purchase accounting effects and transaction related costs. Core Revenue represents revenue adjusted to exclude revenue items

- 30 - unrelated to the underlying trends and business performance of Takeda’s core operations. Core Operating Profit represents operating profit adjusted to exclude other operating expenses and income, amortization and impairment losses on intangible assets associated with products (includes in-process R&D) and non-cash items or items unrelated to the underlying trends and business performance of Takeda’s core operations. Core EPS represents net profit for the year attributable to owners of the Company, adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to the underlying trends and business performance of Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented. Takeda presents its Core Financial Measures because Takeda believes that these measures are useful to understanding its business without the effect of items that Takeda considers to be unrelated to the underlying trends and business performance of its core operations, including items (i) which may vary significantly from year-to-year or may not occur in each year, or (ii) whose recognition Takeda believes is largely uncorrelated to trends in the underlying performance of our core business. Takeda believes that similar measures are frequently used by other companies in its industry, and that providing these measures helps investors evaluate Takeda’s performance against not only its performance in prior years but on a similar basis as its competitors. Takeda also presents Core Financial Measures because these measures are used by Takeda for budgetary planning and compensation purposes (i.e., certain targets for the purposes of Takeda’s Short-Term Incentive and Long-Term Incentive compensation programs, including incentive compensation of the CEO and CFO, are set in relation to the results of Takeda’s Core Financial Measures). Constant Exchange Rate (“CER”) Change Constant Exchange Rate Change eliminates the effect of foreign exchange rates from year-over-year comparisons by translating financial results in accordance with IFRS or Core (non-IFRS) financial measures for the current period using corresponding exchange rates in the same period of the previous fiscal year. Takeda presents CER change because we believe that this measure is useful to investors to better understand the effect of exchange rates on our business, and to understand how our results of operations might have changed from year to year without the effect of fluctuations in exchange rates. These are the primary ways in which our management uses these measures to evaluate our results of operations. We also believe that this is a useful measure for investors as similar performance measures are frequently used by securities analysts, investors and other interested parties in the evaluation of the results of operations of other companies in our industry (many of whom similarly present measures that adjust for the effect of exchange rates). The usefulness of this presentation has significant limitations including, but not limited to, that while CER change is calculated using the same exchange rates used to calculate financial results as presented under IFRS for the previous fiscal year, this does not necessarily mean that the transactions entered into during the relevant fiscal year could have been entered into or would have been recorded at the same exchange rates. Moreover, other companies in our industry using similarly titled measures may define and calculate those measures differently than we do, and therefore such measures may not be directly comparable. Accordingly, CER change should not be considered in isolation and is not, and should not be viewed as, a substitute for change in financial results as prepared and presented in accordance with IFRS. Starting from the quarter ended June 30, 2024, we ceased adjustments for CER change for the results of operations of subsidiaries in countries experiencing hyperinflation and for which IAS29, Financial Reporting in Hyperinflation Economies, is applied, because of the increased impacts of hyperinflation in the calculation of CER change using corresponding exchange rates in the same period of the previous fiscal year, effectively keeping CER change for these subsidiaries unchanged from those reported with IAS29.

Results of Core Operations

Billion JPY or percentage

	For the fiscal year ended March 31,		AER		CER
	2024	2025	Amount of Change	% Change	% Change
Core revenue	4,263.8	4,579.8	316.1	7.4 %	2.8 %
Core operating profit	1,054.9	1,162.6	107.8	10.2 %	4.9 %
Core net profit for the year	756.9	775.8	18.9	2.5 %	(3.4)%
Core net profit for the year attributable to owners of the Company	756.8	775.6	18.8	2.5 %	(3.4)%
Core EPS (yen)	484	491	7	1.5 %	(4.3)%

Core Revenue

Core Revenue for the fiscal year ended March 31, 2025 was JPY 4,579.8 billion (JPY +316.1 billion and +7.4% AER, +2.8% CER). The increase is primarily attributable to favorable foreign exchange rates and growth from business momentum primarily led by Takeda's Growth and Launch Products* which totaled JPY 2,201.9 billion (JPY +375.9 billion and +20.6% AER, +14.7% CER), partially offset by lower sales of VYVANSE in the U.S. and AZILVA in Japan, which were impacted by generic competition following loss of exclusivities.

*Takeda's Growth and Launch Products for the fiscal year ended March 31, 2025

GI: ENTYVIO, EOHILIA

Rare Diseases: TAKHZYRO, LIVTENCITY, ADZYNMA

PDT: Immunoglobulin products including GAMMAGARD LIQUID/KIOVIG, HYQVIA, and CUVITRU, Albumin products including HUMAN ALBUMIN and FLEXBUMIN

Oncology: ALUNBRIG, FRUZAQLA

Vaccines: QDENGA

Core Operating Profit

Core Operating Profit for the fiscal year ended March 31, 2025 was JPY 1,162.6 billion (JPY +107.8 billion and +10.2% AER, +4.9% CER). The components of Core Operating Profit are as below:

Billion JPY or percentage

	For the fiscal year ended March 31,		AER		CER
	2024	2025	Amount of Change	% Change	% Change
Core revenue	4,263.8	4,579.8	316.1	7.4 %	2.8 %
Core cost of sales	(1,426.3)	(1,581.8)	(155.5)	10.9 %	6.6 %
Core selling, general and administrative (SG&A) expenses	(1,053.0)	(1,105.0)	(52.1)	4.9 %	0.7 %
Core research and development (R&D) expenses	(729.6)	(730.4)	(0.7)	0.1 %	(4.4)%
Core operating profit	1,054.9	1,162.6	107.8	10.2 %	4.9 %

During the periods presented, these items fluctuated as follows:

Core Cost of Sales

Core Cost of Sales was JPY 1,581.8 billion (JPY +155.5 billion and +10.9% AER, +6.6% CER). The increase was primarily due to revenue growth in our key business areas with a change in product mix and the depreciation of the Japanese yen as compared to the fiscal year ended March 31, 2024.

Core Selling, General and Administrative (SG&A) Expenses

Core SG&A Expenses were JPY 1,105.0 billion (JPY +52.1 billion and +4.9% AER, +0.7% CER). The increase was mainly due to the depreciation of the Japanese yen, with efficiency gains largely offsetting incremental investments in Data, Digital and Technology ("DD&T") and the impact of inflation.

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Core Research and Development (R&D) Expenses

Core R&D Expenses were JPY 730.4 billion (JPY +0.7 billion and +0.1% AER, -4.4% CER), essentially flat compared to the fiscal year ended March 31, 2024, reflecting the depreciation of the Japanese yen offset by lower expenses attributable to efficiency gains and termination of development programs in the fiscal year ended March 31, 2024, such as modakafusp alfa (TAK-573) and EXKIVITY (for non-small cell lung cancer).

Core Net Profit for the Year

Core Net Profit for the Year was JPY 775.8 billion (JPY +18.9 billion and +2.5% AER, -3.4% CER) and Core Net Profit attributable to owners of the Company was JPY 775.6 billion (JPY +18.8 billion and +2.5% AER, -3.4% CER) and are calculated from Core Operating Profit as below:

Billion JPY or percentage

	For the fiscal year ended March 31,		AER		CER
	2024	2025	Amount of Change	% Change	% Change
Core operating profit	1,054.9	1,162.6	107.8	10.2 %	4.9 %
Core finance income and (expenses), net	(142.0)	(140.7)	1.3	(0.9)%	(4.5)%
Core share of profit of investments accounted for using the equity method	5.9	1.1	(4.8)	(81.2)%	(82.2)%
Core profit before tax	918.8	1,023.1	104.3	11.3 %	5.8 %
Core income tax expenses	(161.9)	(247.3)	(85.4)	52.7 %	48.7 %
Core net profit for the year	756.9	775.8	18.9	2.5 %	(3.4)%
Core net profit for the year attributable to owners of the Company	756.8	775.6	18.8	2.5 %	(3.4)%

During the periods presented, these items fluctuated as follows:

Core Net Finance Expenses

Core Net Finance Expenses were JPY 140.7 billion (JPY -1.3 billion and -0.9% AER, -4.5% CER).

Core Share of Profit of Investments Accounted for Using the Equity Method

Core Share of Profit of Investments Accounted for Using the Equity Method was JPY 1.1 billion (JPY -4.8 billion and -81.2% AER, -82.2% CER).

Core Profit Before Tax

Core Profit Before Tax was JPY 1,023.1 billion (JPY +104.3 billion and +11.3% AER, +5.8% CER).

Core Income Tax Expenses

Core Income Tax Expenses were JPY 247.3 billion (JPY +85.4 billion and +52.7% AER, +48.7% CER). The increase was primarily due to higher core pretax earnings and the reassessment of recoverability of deferred tax assets leading to higher core tax expenses during the fiscal year ended March 31, 2025 as well as a reduction of tax expense during the fiscal year ended March 31, 2024 due to a favorable resolution of tax contingencies.

Core EPS

Core EPS was JPY 491 (JPY +7 and +1.5% AER, -4.3% CER).

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(iii) Outlook for Fiscal 2025

Consolidated forecast for the fiscal year ending March 31, 2026 (FY2025) is as below:

Consolidated Forecast for the Fiscal Year Ending March 31, 2026 (FY2025)

Billion JPY or percentage

	FY2024 Actual Results	FY2025 Forecast	Change versus the previous year	
Revenue	4,581.6	4,530.0	(51.6)	(1.1)%
Operating profit	342.6	475.0	132.4	38.7 %
Profit before tax	175.1	307.0	131.9	75.3 %
Net profit for the year (attributable to owners of the Company)	107.9	228.0	120.1	111.3%
EPS (JPY)	68.36	144.81	76.45	111.8%
Core revenue*1	4,579.8	4,530.0	(49.8)	(1.1)%
Core operating profit*1	1,162.6	1,140.0	(22.6)	(1.9)%
Core EPS (JPY)*1	491	485	(6)	(1.2)%

*1 Please refer to "Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations" in the (3) Business Performance (ii) Results of Core Financial Measures *"Definition and Explanation of Core Financial Measures and Constant Exchange Rate Change"*

[Revenue]

Takeda expects FY2025 revenue to be JPY 4,530.0 billion, a decrease of JPY 51.6 billion, or 1.1%, from FY2024. Growth and Launch Products are expected to sustain their expansion, offsetting the carry-over impacts of products that have reached loss of exclusivity, primarily VYVANSE in the U.S., as well as the expected headwinds from drug pricing legislation, resulting in year-on-year revenue being broadly flat. The full year foreign exchange rate is assumed to be stronger for the yen compared to FY2024.

Because Takeda does not expect any significant non-core items that require adjustment, the Core Revenue forecast for FY2025 is the same as the Revenue forecast.

[Operating Profit]

Operating Profit is expected to increase by JPY 132.4 billion, or 38.7%, to JPY 475.0 billion. While we anticipate savings from the enterprise-wide efficiency program, operational expenses are expected to increase due to ongoing investments in R&D, particularly focusing on the late-stage pipeline launch, along with sustained support for data, digital, and technology initiatives. Conversely, restructuring expenses, including costs primarily related to the enterprise-wide efficiency program undertaken since FY2024, will significantly decrease, and amortization expenses of intangible assets for VYVANSE will conclude during FY2025, both contributing to the increase in Operating Profit. It is also expected to benefit from a lower assumption for impairment losses on intangible assets associated with products, with JPY 50.0 billion included in our FY2025 forecast compared to JPY 95.0 billion recorded in FY2024.

Core Operating Profit is expected to be JPY 1,140.0 billion, a decrease of JPY 22.6 billion, or 1.9%.

[Net profit for the Year (attributable to owners of the Company)]

Net profit for the Year (attributable to owners of the Company) is expected to be JPY 228.0 billion, an increase of JPY 120.1 billion, or 111.3%. Profit Before Tax is expected to increase by JPY 131.9 billion, or 75.3%, to JPY 307.0 billion, reflecting increase in Operating Profit. The assumption for the effective tax rate would be approximately 26%, mainly due to lower derecognition of tax loss carry forward.

Reported EPS is expected to be JPY 144.81, an increase of JPY 76.45, or 111.8%, and Core EPS is expected to be JPY 485, a decrease of JPY 6, or 1.2%.

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Major assumptions used in preparing the FY2025 Reported Forecast

Billion JPY or percentage

	FY2024 Actual Results	FY2025 Forecast
FX rates	1 USD = 152 JPY 1 Euro = 163 JPY 1 RUB = 1.6 JPY 1 CNY = 21.1 JPY 1 BRL = 27.4 JPY	1 USD = 150 JPY 1 Euro = 160 JPY 1 RUB = 1.7 JPY 1 CNY = 20.5 JPY 1 BRL = 25.9 JPY
Cost of sales	(1,580.2)	(1,540.0)
SG&A expenses	(1,104.8)	(1,100.0)
R&D expenses	(730.2)	(750.0)
Amortization of intangible assets associated with products	(548.2)	(500.0)
Impairment of intangible assets associated with products*2	(95.0)	(50.0)
Other operating income	26.2	10.0
Other operating expenses*3	(206.7)	(125.0)
Other core operating profit adjustments	(2.0)	—
Finance income and (expenses), net	(163.5)	(167.0)
Adjusted free cash flow*1	769.0	750.0 - 850.0
Capital expenditures (cash flow base)	(347.8)	(270.0 - 320.0)
Depreciation and amortization (excluding intangible assets associated with products)	(213.2)	(216.0)
Cash tax rate on adjusted EBITDA (excluding divestitures) *1	Approx.10%	Mid teen%

*2 Includes in-process R&D.

*3 Includes restructuring expense primarily related to the enterprise-wide efficiency program of JPY 128.1 billion in FY2024 actual results and JPY 48.0 billion in FY2025 forecast.

Management Guidance

Takeda uses change in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance.

	FY2025 Management Guidance CER % Change*1
Core revenue	Broadly Flat
Core operating profit	Broadly Flat
Core EPS	Broadly Flat

Other assumptions used in preparing the FY2025 Forecast and the Management Guidance

- The FY2025 forecast and the management guidance do not reflect the potential impact of tariffs being introduced on pharmaceutical products by the U.S. administration, nor the potential impact of tariffs introduced by other countries in response to U.S. tariffs.
- The FY2025 forecast and the management guidance assume global VYVANSE sales of JPY 241.0 billion, a year-on-year decline of JPY 109.6 billion (30% decline at CER).

Forward looking statements

All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.

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- 35 - Potential Implications and Impacts of Tariff Measures on Takeda's Business Takeda’s global manufacturing sites are centered in the U.S., Europe, Japan and Singapore. Strategic contract manufacturing organizations (CMOs) are also distributed across the U.S., Europe and Japan, with approximately 70% of the contract manufacturing spend is with U.S.-based CMOs. Tariff exposure is determined by revenue contribution of imports, manufacturing location / country of origin, and transfer pricing policy. Based on current assumptions (as of April 2025), Takeda believes our likely potential exposure to U.S. and China tariffs is limited. Approximately 50% of Takeda’s total revenue is from the U.S., with the value of imports primarily from Europe, Japan, and Singapore representing around 8 to 10% of total U.S. revenue. Approximately 4% of Takeda's total revenue is from China, with the value of imports from the U.S. representing approximately 12 to 15% of total China revenue. For Takeda’s imports that may be subject to potential tariff impacts, we are taking mitigation measures including inventory and supply chain management. (iv) Activities and Results of Research & Development Research and development expenses for the fiscal year ended March 31, 2025 were JPY 730.2 billion. Takeda does not report disaggregated R&D expenses, including by therapeutic area or clinical trial stage, as our R&D budget is determined on a company-wide basis and specific expenditures may be subject to re-allocation depending on development results and priorities. The research and development (R&D) of biopharmaceutical products is a lengthy and expensive process that can span more than 10 years. The process includes multiple studies to evaluate a product’s efficacy and safety, followed by submission to regulatory authorities who review the data and decide whether to grant marketing approval. Only a small number of therapeutic candidates pass such rigorous investigation and become available for use in clinical treatment. Once approved, there is ongoing R&D support for marketed products, including life-cycle management, medical affairs, and other investments. Clinical trials, which must comply with regional and international regulatory guidelines, generally take five to seven years or longer, and require substantial expenditures. In general, clinical trials are performed in accordance with the guidelines set by the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use. The relevant regional regulatory authorities are the Food and Drug Administration (FDA) for the United States, the European Medicines Agency (EMA) for the EU, the Ministry of Health, Labour and Welfare (MHLW) for Japan and National Medical Products Administration (NMPA) for China. The three phases of human clinical trials, which may overlap with each other, are as follows: Phase 1 clinical trials Conducted using a small group of healthy adult volunteers in order to evaluate safety and absorption, distribution, metabolism and excretion of the drug. Phase 2 clinical trials Conducted using a small group of patient volunteers in order to evaluate safety, efficacy, dosage and administration methods. Phase 2 clinical trials may be divided into two sub-categories, Phase 2a and Phase 2b. Phase 2a are usually pilot studies designed to demonstrate clinical efficacy or biological activity. Phase 2b studies look to find the optimum dose at which the drug shows biological activity with minimal side-effects. Phase 3 clinical trials Conducted using a large number of patient volunteers in order to evaluate safety and efficacy in comparison to other medications already available or placebo. Of these three phases, Phase 3 requires the largest expenditures and thus the decision to proceed with Phase 3 testing is a critical business decision in the drug development process. For those drug candidates that pass Phase 3 clinical trials, a New Drug Application ("NDA"), Biologics License Application (“BLA”) or a Marketing Authorization Application (“MAA”) is submitted to the relevant governmental authorities for approval, which if granted permits the subsequent launch of the drug.

- 36 - The preparation of an NDA, BLA or MAA submission involves considerable data collection, verification, analysis and expense. Even after the launch of the product, health authorities require post-marketing surveillance of adverse events, and they may request a post-marketing study to provide additional information regarding the risks and benefits of the product. Takeda’s R&D engine is focused on translating science into highly innovative, life-transforming medicines that make a critical difference to patients. Takeda supports dedicated R&D efforts across three areas: Innovative Biopharma, Plasma- Derived Therapies (PDT) and Vaccines. The R&D engine for Innovative Biopharma is the largest component of our R&D investment and has produced exciting new molecular entities (“NMEs”) that represent potential best-in-class and/or first- in-class medicines in areas of high unmet medical need, both in rare and more prevalent conditions, across our core therapeutic areas (gastrointestinal and inflammation, neuroscience, and oncology). Takeda is committed to both rare and more prevalent diseases, and many of the life-transforming medicines we are pursuing will treat rare diseases in our core therapeutic areas as well as in PDT. We are working to harness the potential of cell therapies by investing in new capabilities and next-generation platforms internally and through a network of partnerships. We are embracing data and digital technologies with the aim of improving the quality of innovation and accelerating execution. Takeda’s pipeline is positioned to support both the near-term and long-term sustained growth of the company. Once first approval of a product is achieved, Takeda R&D is equipped to support geographic expansions of such approval and approvals in additional indications, as well as post-marketing commitment and potential additional formulation work. Takeda’s R&D team works closely with the commercial functions to maximize the value of marketed products and reflect commercial insights in its R&D strategies and portfolio. In addition to our concentrated efforts to increase our in-house R&D capabilities, external partnerships with third-party partners are a key component of our strategy for enhancing our R&D pipeline. Our strategy to expand and diversify our external partnerships allows us to take part in research of a wide variety of new products and increases the chances that we will be able to take part in a major research-related breakthrough. Our key in-house R&D facilities include: – Greater Boston Area Research and Development Site: Our Boston R&D sites are located in Cambridge, as well as in Lexington (both Massachusetts) in the United States. They are the R&D center for global gastrointestinal and inflammation, oncology, and our global R&D Headquarter. They also support R&D in other areas including plasma- derived therapies. The sites are home to the Takeda Cell Therapy engine with a state-of-the-art cell therapy manufacturing facility. Furthermore, Takeda signed a 15-year lease for an approximately 600,000 square foot state- of-the-art R&D and office facility under construction in Kendall Square, which Takeda plans to occupy from 2026. – Shonan Health Innovation Park: Located in Fujisawa and Kamakura in Kanagawa Prefecture in Japan, the Shonan Health Innovation Park (“Shonan iPark”) was opened in 2018 when Takeda transformed its Shonan Research Center into the first pharma-led science park in Japan by opening its doors to external parties and is the primary location for Takeda’s neuroscience research. To attract more diverse partners and to further the success of the Shonan iPark, Takeda transferred ownership rights of Shonan iPark to a trustee in 2020 and transferred operation of Shonan iPark to a company established by Takeda in 2023. Takeda, as a flagship tenant, is committed to invigorating life science research in Japan. – Vienna, Austria Research and Development Site: Our R&D site, located in Vienna, Austria, supports programs in R&D and in PDT. The research center focuses on biologics programs in R&D and contains manufacturing sites for plasma derived products. A new R&D laboratory is planned to be constructed in Vienna's Donaustadt district in 2026 as a “Green Building” and is designed to be certified as a Total Quality Building (TQB), which includes accessibility, comfort and adherence to environmental sustainability standards. Major progress on R&D events since April 2024 are listed as follows: R&D pipeline ■ Gastrointestinal and Inflammation In Gastrointestinal and Inflammation, Takeda focuses on delivering innovative, life-changing therapeutics for patients with gastrointestinal diseases (including those of the liver) as well as immune-mediated inflammatory diseases. Takeda is maximizing the potential of our inflammatory bowel disease (IBD) franchise around ENTYVIO, including the introduction of a subcutaneous formulation and running real-world evidence generation studies that demonstrate ENTYVIO’s place as a

- 37 - backbone therapy in the IBD treatment paradigm and further our understanding of how to improve outcomes for patients. Zasocitinib (TAK-279) is a next generation oral tyrosine kinase 2 (TYK2) inhibitor with potential to treat multiple immune- mediated inflammatory diseases. Fazirsiran (TAK-999) is a potential first-in-class RNAi treatment for alpha-1 antitrypsin- deficiency associated liver disease in late-stage development. Mezagitamab (TAK-079) is a potential best-in-class anti- CD38 antibody with disease modifying potential for multiple immune-mediated diseases like ITP and IgA Nephropathy. Furthermore, Takeda is progressing a pipeline built through in-house discovery, partnerships and business development, which explores opportunities in inflammatory diseases (specifically in gastric, dermatological and rheumatic disorders, along with select rare hematological and renal disorders (ADZYNMA, mezagitamab (TAK-079)), liver diseases, and neurogastric disorders. ENTYVIO / Generic name: vedolizumab – In April 2024, Takeda announced that the U.S. Food and Drug Administration (FDA) approved ENTYVIO SC administration for maintenance therapy in adults with moderately to severely active Crohn's disease after induction therapy with ENTYVIO IV. The approval is based on the VISIBLE 2 Study (SC CD Trial), a Phase 3, randomized, double- blind, placebo-controlled trial, which assessed the safety and efficacy of an SC formulation of ENTYVIO as maintenance therapy in total 409 adult patients with moderately to severely active Crohn's disease who had clinical response at week 6 following two doses of open-label ENTYVIO intravenous therapy at weeks 0 and 2. A statistically significant proportion of patients receiving ENTYVIO SC 108 mg maintenance therapy administered every 2 weeks achieved long-term clinical remission compared to patients receiving placebo (ENTYVIO SC: 48% vs. Placebo: 34%; p<0.01) at week 52. In clinical studies, the ENTYVIO SC safety profile was generally consistent with the known safety profile of ENTYVIO IV, with the addition of injection site reactions (including injection site erythema, rash, pruritus, swelling, bruising, hematoma, pain, urticaria and edema) as an adverse reaction for ENTYVIO SC. ADZYNMA / Generic name: apadamtase alfa/cinaxadamtase alfa (recombinant) – In August 2024, Takeda announced that the European Commission (EC) approved ADZYNMA for the treatment of ADAMTS13 deficiency in children and adult patients with congenital thrombotic thrombocytopenic purpura (cTTP). This approval includes confirmation of orphan medicinal product designation and follows a positive opinion from the Committee for Medicinal Products for Human Use (CHMP), as announced in May 2024. The EC approval was supported by the totality of evidence provided by the interim analysis of efficacy, pharmacokinetic, safety and tolerability data from the first randomized, controlled open-label, crossover Phase 3 trial in cTTP, as well as safety and efficacy data from the continuation trial. Data from the Phase 3 trial were published in The New England Journal of Medicine in May 2024. – In March 2025, Takeda announced that it filed an application to the Japanese Ministry of Health, Labour and Welfare (MHLW) for approval of a partial change in the marketing authorization for ADZYNMA to expand the indication to pediatric cTTP patients under the age of 12. The application is primarily based on safety and efficacy data of global Phase 3 281102 trial in cTTP patients ages 0-70, which included five Japanese individuals, and Phase 3b continuation trial TAK-755-3002. LIVMARLI / Generic name: maralixibat – In March 2025, Takeda announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) approved LIVMARLI, an ileal bile acid transporter (IBAT) inhibitor, for the treatment of pruritus associated with cholestasis in Alagille Syndrome (ALGS) and Progressive Familial Intrahepatic Cholestasis (PFIC). ALGS is a rare genetic disorder that causes cholestasis, ultimately leading to progressive liver dysfunction. PFIC is a rare genetic disorder that leads to progressive liver disease, caused by the reduction of the ability of liver cells to produce bile and the buildup of bile in the liver cells. Both are designated as “specified pediatric chronic diseases” or "designated intractable diseases" in Japan. The approval is based on the results of Phase 3 clinical trials in patients with ALGS (TAK-625-3001) and in patients with PFIC (TAK-625-3002) conducted in Japan as well as multiple clinical trials conducted outside of Japan. LIVMARLI was developed by Mirum Pharmaceuticals, Inc. In September 2021, Takeda entered into a licensing agreement for the exclusive development and marketing rights of LIVMARLI in Japan. Development code: TAK-079 / Generic name: mezagitamab – In June 2024, Takeda presented positive results from its Phase 2b, randomized, double-blind, placebo-controlled study (TAK-079-1004 trial) evaluating the safety, tolerability and efficacy of mezagitamab in patients with persistent or chronic

- 38 - primary immune thrombocytopenia (ITP) at the oral Late-Breakthrough Session of the 32nd Congress of the International Society on Thrombosis and Haemostasis (ISTH). The TAK-079-1004 trial evaluated three different doses of subcutaneous mezagitamab (100mg, 300mg and 600mg) versus placebo, given once weekly for eight weeks in patients with chronic or persistent primary ITP, followed by >8 weeks of safety follow-up. The primary endpoint is the percentage of patients with at least one Grade 3 or higher treatment emergent adverse events (TEAEs), serious adverse events (SAEs), and adverse events (AEs) leading to mezagitamab discontinuation. Secondary endpoints included platelet response, complete platelet response, clinically meaningful platelet response, and hemostatic platelet response. The Phase 2b trial results demonstrated that mezagitamab treatment improved platelet response compared to placebo, across all three dose levels of mezagitamab tested. Patients treated with mezagitamab showed rapid and sustained increases in platelet counts (above the 50,000/μL therapeutic threshold), that persisted eight weeks after the last dose through to Week 16, illustrating the rapid and post-therapy effects of mezagitamab on platelet response. In this study, mezagitamab had a favorable safety/tolerability profile in patients with ITP, with no new safety signals and a safety profile consistent with prior studies of mezagitamab. Takeda plans to initiate a global Phase 3 trial of mezagitamab in patients with ITP in the second half of FY2024. Mezagitamab previously received Orphan Drug Designation for the treatment of ITP from the U.S. Food and Drug Administration (FDA) and the program received Fast Track Designation. ■ Neuroscience In Neuroscience, Takeda is focusing its R&D investments on potentially transformative treatments for neurological and neuromuscular diseases of high unmet need and building its innovative pipeline by leveraging internal expertise and external collaborations. Takeda Neuroscience's core focus is orexin biology, rare neurology and neurodegeneration diseases. We are advancing a portfolio of tailored therapies designed to unlock the full power of orexin (i.e., oveporexton (TAK-861), TAK-360) to redefine the standard of care for people living with rare sleep-wake disorders and other conditions where orexin biology is implicated. Across our portfolio, we are harnessing advances in disease biology understanding, translational tools, innovative modalities and digital innovation to accelerate development and patient access. Development Code: TAK-861 / Generic name: oveporexton – In June 2024, Takeda presented positive results from its Phase 2b trial of oveporexton in Narcolepsy Type 1 (NT1) at SLEEP 2024, the 38th annual meeting of the American Academy of Sleep Medicine and the Sleep Research Society. The randomized, double-blind, placebo-controlled, multiple dose trial, TAK-861-2001, in 112 patients with NT1 demonstrated statistically significant and clinically meaningful improvements across primary and secondary endpoints, with efficacy sustained over 8 weeks of treatment. The primary endpoint demonstrated statistically significant and clinically meaningful increased sleep latency on the Maintenance of Wakefulness Test (MWT) versus placebo across all doses (LS mean difference versus placebo all p ≤0.001). Consistent results were achieved in the key secondary endpoints including the Epworth Sleepiness Scale (ESS) and Weekly Cataplexy Rate (WCR), demonstrating significantly improved subjective measures of sleepiness and cataplexy (sudden loss of muscle tone) frequency versus placebo. The majority of the participants who completed the trial enrolled in the long-term extension (LTE) study with some patients reaching one year of treatment. The dataset showed that oveporexton was generally safe and well tolerated during the study, with no treatment-related serious treatment-emergent adverse events (TEAEs) or discontinuations due to TEAEs. No cases of hepatotoxicity or visual disturbances were reported in the Phase 2b trial or in the ongoing LTE study. The most common TEAEs were insomnia, urinary urgency and frequency, and salivary hypersecretion. Most TEAEs were mild to moderate in severity, and most started within 1-2 days of treatment and were transient. The Phase 2b data also supported the recent Breakthrough Therapy designation for oveporexton for the treatment of excessive daytime sleepiness (EDS) in NT1 from the U.S. Food and Drug Administration (FDA). Development code: TAK-935 / Generic name: soticlestat – In June 2024, Takeda announced topline data for soticlestat from its SKYLINE and SKYWAY studies. SKYLINE (TAK-935- 3001) was a multicenter, randomized, double-blind Phase 3 study that evaluated soticlestat plus standard of care versus placebo plus standard of care in patients with refractory Dravet syndrome (DS). Soticlestat narrowly missed the primary endpoint of reduction from baseline in convulsive seizure frequency as compared to placebo (p-value = 0.06). Among the six key secondary endpoints, soticlestat showed clinically meaningful and nominally significant results in the responder rate, measures of caregiver and clinician global impression of improvement, and seizure intensity and duration scales over the 16-week treatment period (all p-values ≤ 0.008). SKYWAY (TAK-935-3002) was a multicenter,

- 39 - randomized, double-blind Phase 3 study that evaluated soticlestat plus standard of care versus placebo plus standard of care in patients with refractory Lennox-Gastaut syndrome (LGS). Soticlestat missed the novel primary endpoint of reduction from baseline in Major Motor Drop (MMD) seizure frequency as compared to placebo. In SKYLINE and SKYWAY, some pre-specified subgroups of patients also showed nominally significant treatment effects on the primary and secondary efficacy endpoints of caregiver and clinician global impression of improvement, and seizure intensity and duration scales over the 16-week treatment period. Soticlestat was generally well tolerated in both SKYLINE and SKYWAY studies and demonstrated a safety profile consistent with the findings of previous studies. – In January 2025, Takeda announced the decision to discontinue its soticlestat development program. This decision follows the June 2024 announcement that the soticlestat Phase 3 SKYLINE study in DS and SKYWAY study in LGS missed their primary endpoints. Subsequently, Takeda discontinued the soticlestat LGS development program and engaged with the U.S. Food and Drug Administration (FDA) around the totality of evidence for soticlestat treatment for DS. The FDA informed Takeda that the current clinical data package would not be capable of demonstrating substantial evidence of effectiveness to support a New Drug Application (NDA) for soticlestat in DS. Data from SKYLINE and SKYWAY studies are publicly available on ClinicalTrials.gov. ■ Oncology In oncology, we are committed to ensuring that patients globally can benefit from and access our portfolio of medicines, while also progressing a pipeline of potential treatments for the future. Our research and development efforts are focused on three disease areas and four modalities. We are advancing medicines for thoracic, gastrointestinal and hematologic cancers. Within hematologic cancers, we are growing a portfolio of medicines for myeloid cancers, including rusfertide (TAK-121) and elritercept (TAK-226). Our core modalities include antibody drug conjugates (ADCs), complex biologics, small molecules and gamma delta T cell therapies. We complement our internal expertise and global footprint with a robust network of collaborators. We aspire to cure cancer, with inspiration from patients and innovation from everywhere. Note: From Q4 FY2024, rusfertide is part of the Oncology portfolio ADCETRIS / Generic name: brentuximab vedotin – In June 2024, Takeda and Pfizer announced that the German Hodgkin Study Group (GHSG) will present positive results from the Phase 3 HD21 trial evaluating ADCETRIS in combination with chemotherapy as a late-breaking oral presentation at the 60th American Society of Clinical Oncology (ASCO) Annual Meeting and at the 29th European Hematology Association (EHA) Annual Meeting. The four-year analysis presented by the GHSG showed superior progression-free survival (PFS) and improved tolerability compared to a current standard of care regimen used in Europe in this setting. The HD21 study is a Phase 3, randomized, multi-country, prospective, open-label study, designed to evaluate ADCETRIS in combination with etoposide, cyclophosphamide, doxorubicin, dacarbazine and dexamethasone (BrECADD) in comparison to a standard of care treatment – escalated doses of bleomycin, etoposide, doxorubicin, cyclophosphamide, vincristine, procarbazine, prednisone (eBEACOPP) – in patients with newly diagnosed Stage IIb/III/IV classical Hodgkin lymphoma. The ASCO presentation provides details of a four-year PFS analysis of the HD21 study conducted by GHSG. After 48 months, BrECADD showed superior efficacy to BEACOPP (94.3% PFS for BrECADD and 90.9% PFS for eBEACOPP; hazard ratio "HR": 0.66 [95% CI:88.7-93.1]; p<0.035). As previously reported in the three-year analysis, treatment with BrECADD was also associated with a significant reduction in the incidence of treatment-related morbidity (TRMB) compared with BEACOPP (n=738; 42% vs 59%; p<0.001), as well as clinically meaningful reductions in adverse events (AEs). The safety profile of ADCETRIS in patients receiving BrECADD remained consistent with other approved ADCETRIS combination regimens, and no new safety signals were identified. – In April 2025, Takeda announced that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) has adopted a positive opinion for the extension of the marketing authorization of ADCETRIS and recommended its approval in combination with etoposide, cyclophosphamide, doxorubicin, dacarbazine and dexamethasone (BrECADD) in adult patients with newly diagnosed Stage IIb with risk factors/III/IV Hodgkin lymphoma. The positive CHMP opinion is based on the results of the randomized Phase 3 HD21 trial. FRUZAQLA / Generic name: fruquintinib – In June 2024, Takeda announced that the European Commission approved FRUZAQLA as a monotherapy indicated for the treatment of adult patients with metastatic colorectal cancer (mCRC) who have been previously treated with

- 40 - available standard therapies, including fluoropyrimidine-, oxaliplatin-, and irinotecan-based chemotherapies, anti- VEGF agents, and anti-EGFR agents, and who have progressed on or are intolerant to treatment with either trifluridine- tipiracil or regorafenib. The approval is based on results from the Phase 3 global FRESCO-2 trial. – In September 2024, Takeda announced that it received approval from the Japanese Ministry of Health, Labour and Welfare (MHLW) to manufacture and market FRUZAQLA Capsules 1mg/5mg, a selective oral inhibitor of vascular endothelial growth factor receptor (VEGFR) -1, -2 and -3, for the treatment of advanced or recurrent colorectal cancer (CRC) that is neither curable nor resectable and that has progressed after chemotherapy. The approval is based primarily on the results of the global Phase 3 FRESCO-2 trial. NINLARO / Generic name: ixazomib – In August 2024, Takeda announced that it received manufacturing and marketing approval from the Japanese Ministry of Health, Labour and Welfare (MHLW) for NINLARO Capsule 0.5 mg as an additional dosage form. The new formulation will provide patients with a novel treatment option (1.5 mg dose (3 x 0.5 mg capsules)) for maintenance therapy in cases of multiple myeloma with a lower dose formulation of NINLARO, allowing for more appropriate dosage adjustments in line with the patient’s condition by enabling smaller dose adjustments than were previously possible. The approval is based primarily on the results of the global Phase 3 TOURMALINE-MM3 and TOURMALINE-MM4 clinical trials. CABOMETYX / Generic name: cabozantinib – In September 2024, Takeda announced detailed final overall survival (OS) results from CONTACT-02, a Phase 3 study led by Exelixis, evaluating cabozantinib in combination with atezolizumab, an immune checkpoint inhibitor, compared with a second novel hormonal therapy (NHT) in patients with metastatic castration-resistant prostate cancer (mCRPC) and measurable extra-pelvic soft tissue disease who have progressed on one prior NHT. These data were presented at the 2024 European Society for Medical Oncology Congress (ESMO 2024). The dual primary endpoints for CONTACT-02 were progression-free survival (PFS) and OS. At a median follow-up of 24.0 months, the final analysis of OS showed a numerical but not statistically significant improvement favoring cabozantinib in combination with atezolizumab (hazard ratio: 0.89; 95% confidence interval: 0.72-1.10; p=0.296). An improvement in OS was observed in multiple subgroups, notably in patients with bone or liver metastases. VECTIBIX / Generic name: panitumumab – In November 2024, Takeda announced that it submitted an application in Japan seeking approval of a partial change to the manufacturing and marketing authorization for VECTIBIX for an additional indication of combination therapy with LUMAKRAS (sotorasib), a KRAS G12C inhibitor, for the treatment of unresectable, advanced or recurrent KRAS G12C mutation-positive colorectal cancer. The application is based on the results of the CodeBreaK 300 trial, a Phase 3, international, multicenter, randomized, open-label, active-controlled trial evaluating the efficacy and safety of combination therapy with VECTIBIX and two dosages of LUMAKRAS (240 mg or 960 mg) in previously treated patients with KRAS G12C mutation-positive metastatic colorectal cancer. Development code: TAK-121 / Generic name: rusfertide – In March 2025, Takeda and Protagonist Therapeutics announced positive topline results for the Phase 3 VERIFY study, in which phlebotomy-dependent patients with polycythemia vera (PV) were randomized to treatment with either rusfertide or placebo, as an add-on to standard of care treatment. Rusfertide is a first-in-class investigational hepcidin mimetic peptide therapeutic, which has received Orphan Drug designation and Fast Track designation from the U.S. Food & Drug Administration (FDA). The primary endpoint of the study was met, with a significantly higher proportion of clinical responders among rusfertide-treated patients with PV (77%) compared to those who received placebo (33%) during weeks 20-32; p<0.0001. The primary endpoint of the study was the proportion of patients achieving a response, which was defined as no phlebotomy received and the absence of phlebotomy eligibility for weeks 20-32. The first key secondary endpoint, which is the pre-specified primary endpoint for European Union (EU) regulators, was also met, with a mean of 0.5 phlebotomies per patient in the rusfertide arm compared to 1.8 phlebotomies per patient in the placebo arm during weeks 0-32; p<0.0001. The other three pre-specified key secondary endpoints, namely hematocrit control and patient-reported outcomes using PROMIS Fatigue SF-8a and MFSAF TSS-7, were also achieved with statistical significance. Rusfertide was generally well tolerated in the Phase 3 VERIFY trial, and safety was in line with previous rusfertide clinical studies. No new safety findings were observed in the study. The majority of adverse events

- 41 - were grade 1-2 injection site reactions and all serious adverse events reported were deemed to be not drug related. There was no evidence of an increased risk of cancer in rusfertide-treated patients compared to those on placebo. ■ Other Rare Diseases programs Takeda’s R&D engine is focused on areas of high unmet medical need, both in rare and more prevalent conditions, across three core therapeutic areas (gastrointestinal and inflammation, neuroscience, and oncology). In other Rare Diseases programs, Takeda focuses on several areas of high unmet medical need, on top of marketed products such as TAKHZYRO in hereditary angioedema. In rare hematology, Takeda focuses on addressing today’s needs in the treatment of bleeding disorders, including through ADVATE and ADYNOVATE/ADYNOVI. In addition, Takeda aims to redefine the management of post-transplant cytomegalovirus (CMV) infection/disease with LIVTENCITY. Takeda commits to fulfilling our vision to deliver life-transforming medicines to patients with rare diseases. Takeda will continue to explore late-stage business development that may leverage our rare diseases capabilities as well as bolster our commitment and leadership in rare diseases. LIVTENCITY / Generic name: maribavir – In June 2024, Takeda announced that LIVTENCITY 200mg tablets has been approved by the Japanese Ministry of Health, Labour and Welfare (MHLW) for post-transplant cytomegalovirus (CMV) infection/disease that is refractory to existing anti-CMV therapies. The approval is primarily based on the results of the Phase 3 SOLSTICE trial conducted outside of Japan, which evaluated the safety and efficacy of LIVTENCITY versus alternative antiviral treatments for patients with CMV infection/disease refractory to prior therapies who underwent hematopoietic stem cell transplant (HSCT) or solid organ transplant (SOT), and the Japanese Phase 3 open-label study in patients with CMV infection, including those with refractory CMV infection who underwent HSCT or SOT. TAKHZYRO / Generic name: lanadelumab – In February 2025, Takeda announced that the European Medicines Agency (EMA) approved an additional 2 mL pre-filled pen option for TAKHZYRO for subcutaneous administration in adolescents (aged 12 years and above) and adult patients with hereditary angioedema. TAKHZYRO is currently approved as 150 mg solution for injection in pre-filled syringe, 300 mg solution for injection in pre-filled syringe, and 300 mg solution for injection in vial. This approval for an additional subcutaneous administration option, TAKHZYRO 300 mg solution for injection in pre-filled pen, was supported by a clinical study. ■ Plasma-Derived Therapies (PDT) Takeda has created a dedicated PDT business unit with a focus on managing the business end-to-end, from plasma donation to manufacturing, R&D, and commercialization. In PDT, we aspire to develop life-saving plasma-derived therapies, which are essential for patients with a variety of rare and complex chronic diseases. The dedicated R&D organization within PDT is charged with maximizing the value of existing therapies, identifying new targeted therapies, and optimizing efficiencies across the PDT value chain, from plasma donation to product manufacturing. Near-term, our priority is focused on delivering value from our broad immunoglobulin portfolio (HYQVIA, CUVITRU, GAMMAGARD LIQUID and GAMMAGARD S/D) through the pursuit of new indications, geographic expansions, and enhanced patient experience through integrated healthcare technologies. Additionally, we are developing next generation immunoglobulin products with 20% facilitated SCIG (TAK-881) and liquid low IgA IG (TAK-880) and are pursuing other early-stage opportunities (e.g. hypersialylated Immunoglobulin (hsIgG)) that would add to our diversified commercial portfolio of more than 20 therapeutic products distributed worldwide. HYQVIA / Generic name: Immunoglobulin (IG) Infusion 10% (Human) w/ Recombinant Human Hyaluronidase for subcutaneous administration (Development code: TAK-771) – In June 2024, Takeda announced data from the Phase 3 ADVANCE-CIDP 3 clinical trial, a long-term extension study evaluating the safety and efficacy of HYQVIA in patients chronic inflammatory demyelinating polyneuropathy (CIDP). Results showed favorable long-term safety and tolerability of HYQVIA, and a low relapse rate, supporting its use as maintenance treatment for CIDP. These findings will be presented in a poster session at the Peripheral Nerve Society (PNS) Annual Meeting. The ADVANCE-CIDP 3 clinical trial is the longest extension study ever performed within context of a clinical trial in CIDP to date. The study, which enrolled 85 patients from the ADVANCE-CIDP 1 clinical trial, evaluated the safety/tolerability and immunogenicity of HYQVIA as the primary outcome measure. The median duration

- 42 - of HYQVIA treatment was 33 months (0 to 77 months) with a cumulative overall follow-up time of 220 patient years. The findings were consistent with the known safety and tolerability profile of HYQVIA and no new safety concerns were observed. – In August 2024, Takeda announced that it submitted an application to the Japanese Ministry of Health, Labour and Welfare (MHLW) for manufacturing and marketing approval of immunoglobulin (IG) infusion 10% (human) w/ recombinant human hyaluronidase for subcutaneous administration (TAK-771) for the expected indications of slowing of progression of motor weakness in CIDP (including multifocal motor neuropathy (MMN)). The application is based on a Phase 3 study in Japanese patients with CIDP and MMN as well as two Phase 3 studies in patients with CIDP conducted outside of Japan. – In December 2024, Takeda announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) approved the use of HYQVIA in patients with agammaglobulinemia or hypogammaglobulinemia, disorders characterized by absent or very low levels of antibodies and an increased risk of serious recurring infection caused by primary immunodeficiency (PID) or secondary immunodeficiency (SID). The approval is based on data from two pivotal Phase 3, open-label, non- controlled studies evaluating the efficacy, safety, tolerability and pharmacokinetics in Japanese subjects with PID (TAK- 771-3004, TAK-771-3005). Data from two Phase 3 clinical trials conducted in patients with PID in North America (160603, 160902) was also included in the submission. Kenketsu GLOVENIN-I / Generic name: Immunoglobulin (IG) Infusion (Human) for intravenous administration – In February 2025, Takeda announced that it submitted an application to the Japanese Ministry of Health, Labour and Welfare (MHLW) for manufacturing and marketing approval of Kenketsu GLOVENIN-I 10% Intravenous Injection. This drug is an improved formulation of Takeda’s existing approved Kenketsu GLOVENIN-I; the formulation was improved from a freeze-dried formulation to a liquid formulation and the active ingredient concentration is raised from 5 % to 10%. A higher concentration of the active ingredient is expected to reduce the volume of infusion, shorten the infusion time, and enable high-dose therapy with less fluid loading. ■ Vaccines In Vaccines, Takeda is applying innovation to tackle some of the world’s most challenging infectious diseases such as dengue (QDENGA), and COVID-19 (NUVAXOVID). To support the expansion of our pipeline and the development of our programs, we have entered into partnerships with government organizations in Japan, and leading global institutions including WHO (World Health Organization), PAHO (Pan American Health Organization) and Gavi (Global Alliance for Vaccines and Immunization), among others. These partnerships have been essential in building the critical capabilities that will be necessary to deliver on our programs and realize their full potential. NUVAXOVID Intramuscular Injection / Generic name: Recombinant coronavirus (SARS-CoV-2) vaccine – In September 2024, Takeda announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) granted manufacturing and marketing approval for the recombinant coronavirus (SARS-CoV-2) vaccine NUVAXOVID Intramuscular Injection 1 mL for the prevention of infectious disease caused by SARS-CoV-2 for which a New Drug Application was submitted in April 2024. It is a monovalent vaccine for the Omicron JN.1 variant. Unlike the special temporary vaccination program in response to the emergency to prevent the spread during the pandemic, NUVAXOVID Intramuscular Injection 1 mL is a one vial formulation containing two 0.5mL doses that is suitable for distribution and use when it is not expected that a large number of people will be vaccinated in one day. The approval was based on clinical and quality data related to change of antigen strain, as well as non-clinical data in which NUVAXOVID demonstrated induction of neutralizing antibodies against the JN.1 variant and its subvariants including KP.2 and KP.3. Building a sustainable research platform / Enhancing R&D collaboration In addition to our concentrated efforts to increase our in-house R&D capabilities, external partnerships with third-party partners are a key component of our strategy for enhancing our R&D pipeline. Our strategy to expand and diversify our external partnerships allows us to take part in research of a wide variety of new products and increases the chances that we will be able to take part in a major research-related breakthrough. – In April 2024, Takeda and Japanese Foundation for Cancer Research (JFCR) announced that the signing of a partnership agreement with the goal to advance research and development in the field of oncology. Under the terms of this

- 43 - agreement, Takeda and JFCR will engage in mutual exchange utilizing each other's strengths for the purpose of advancing global early clinical trials and facilitating translational research based on this agreement. This will include necessary information exchanging and consultation regarding ongoing drug development. The partnership seeks to expedite the development of groundbreaking anti-cancer therapies and facilitate swift delivery to cancer patients and their families. – In April 2024, Takeda, Astellas Pharma Inc. (Astellas), and Sumitomo Mitsui Banking Corporation announced that three companies signed a master agreement to establish a joint venture company. The new company will be dedicated to the incubation of early drug discovery programs originating from Japan and toward the creation of innovative therapeutics. In addition to establishing the joint venture company, Takeda and Astellas will provide support to the joint venture company leveraging their expertise gained from global drug discovery research and development, aiming to accelerate open innovation in early-stage drug discovery, and toward the creation of start-up companies for the benefit of society. The joint venture company, once established, plans to begin incubation activities by collaboratively working with academia, pharmaceutical companies, and start-up companies across Japan to enable access to potentially transformative early drug discovery programs. – In May 2024, Takeda and AC Immune SA (AC Immune) announced an exclusive, worldwide option and license agreement for AC Immune’s active immunotherapies targeting toxic forms of amyloid beta (Abeta), including ACI- 24.060 for the treatment of Alzheimer’s disease. ACI-24.060 is an anti-Abeta active immunotherapy candidate designed to induce a robust antibody response against the toxic forms of Abeta believed to drive plaque formation and Alzheimer’s disease progression. By inducing plaque clearance and efficiently inhibiting plaque formation in the brain, ACI-24.060 has the potential to delay or slow Alzheimer’s disease progression. ACI-24.060 is being investigated in the ongoing ABATE randomized, double-blind, placebo-controlled Phase 1b/2 trial to assess the safety, tolerability, immunogenicity and pharmacodynamic effects of the investigational immunotherapy in subjects with prodromal Alzheimer’s disease and in adults with Down syndrome. AC Immune will be responsible for completing the ABATE trial. Following option exercise, Takeda would conduct and fund all further clinical development and be responsible for all global regulatory activities as well as worldwide commercialization. – In June 2024, Takeda announced the signing of an option agreement with Ascentage Pharma to enter into an exclusive license agreement for olverembatinib, an oral, potentially best-in-class, third-generation BCR-ABL tyrosine kinase inhibitor (TKI), which is currently in development for chronic myeloid leukemia (CML) and other hematological cancers. If exercised, the option would allow Takeda to license global rights to develop and commercialize olverembatinib in all territories outside of mainland China, Hong Kong, Macau, Taiwan and Russia. As part of the agreement, Ascentage Pharma will continue to be solely responsible for all clinical development of olverembatinib prior to potential exercise of the option to license. Olverembatinib is currently approved and marketed in China for the treatment of adult patients with TKI-resistant chronic-phase CML (CP-CML) or accelerated-phase CML (AP-CML) harboring the T315I mutation and in adult patients with CP-CML resistant to and/or intolerant of first- and second-generation TKIs. – In December 2024, Takeda announced that it entered into an exclusive licensing agreement with Keros Therapeutics, Inc. to further develop, manufacture and commercialize elritercept worldwide outside of mainland China, Hong Kong and Macau. Elritercept is a late-stage investigational activin inhibitor designed to treat anemia associated with certain hematologic cancers, including myelodysplastic syndromes (MDS) and myelofibrosis (MF). Elritercept targets activin A and B proteins, which are believed to play a crucial role in anemia-associated diseases. Elritercept is currently in two ongoing Phase 2 clinical trials; one in patients with very low-, low- or intermediate-risk MDS and one in patients with MF. The Phase 3 RENEW trial evaluating elritercept in adult patients with transfusion-dependent anemia with very low-, low- or intermediate-risk MDS will begin enrollment soon. Takeda plans to evaluate elritercept in these cancers across patient segments and lines of therapy. The U.S. Food and Drug Administration (FDA) has granted Fast Track designation for the development of elritercept for very low-, low- and intermediate-risk MDS. – In December 2024, Takeda and the Tohoku University Drug Discovery Strategy Promotion Organization entered into a strategic alliance, with a goal of building and leveraging an innovative clinical trial network. The alliance aims to simultaneously improve the efficiency of clinical development and patient access to medical care over a three-year period, from October 2024 to September 2027. Tohoku University Hospital will build and integrate the data infrastructure, develop digital tools for various analyses, and utilize the regional medical network and the medical- related data accumulated there for clinical development. This will be aimed at expediting the identification and

- 44 - registration of patients who are suitable for participating in Takeda-led clinical trials, and the provision of opportunities for patients who are suitable for participating in Takeda-led clinical trials. – In March 2025, Takeda entered into a development funding agreement with Blackstone Life Sciences (BXLS) for mezagitamab (TAK-079). Under this agreement, Takeda will receive up to a total of USD 300 million to co-fund Phase 3 trials of immune thrombocytopenia (ITP) and immunoglobulin A nephropathy (IgAN) from the fiscal year ending March 31, 2026, through the fiscal year ending March 31, 2029. Takeda will recognize the funding as a reduction of R&D expenses as incurred. BXLS is eligible to receive regulatory approval milestone payments of up to USD 240 million and cumulative sales milestone payments of up to USD 300 million if all related milestones are achieved. Additionally, upon commercialization, BXLS will be entitled to receive royalties on U.S. sales. (4) Facility Investment (Tangible assets) The total amount of investment in tangible assets (on an acquisition basis) during the fiscal year ended March 31, 2025 was JPY 225.2 billion mainly for the new construction, expansion, and renewal of facilities, including plasma collection centers and manufacturing sites, as well as for the expansion of research sites and office. (5) Fund Procurement During the fiscal year ended March 31, 2025, Takeda repaid JPY 50.0 billion in Bilateral Bank Loans and refinanced them with a new maturity of April 2031. Takeda raised USD 3,000 million in Unsecured Senior Notes with maturity ranging from 2034 to 2064, to prepay USD 1,500 million in Unsecured Senior Notes and pay down outstanding Commercial Paper drawings. Takeda also prepaid JPY 500.0 billion in Hybrid Bonds issued in 2019 on their first call date in October 2024. To refinance the Hybrid Bonds, Takeda raised JPY 460.0 billion in other Hybrid Bonds and JPY 40.0 billion in Syndicated Hybrid Loans. Additionally, Takeda prepaid JPY 313.5 billion and USD 1,500 million in Syndicated Loans in advance of their original maturity ranging from 2026 to 2030. For the prepayment, Takeda used cash on hand, USD 500 million Short Term Loans as well as Short Term Commercial Paper drawings. The principal amount of Commercial Paper drawings outstanding was JPY 270.0 billion as of March 31, 2025. The consolidated outstanding balances of bonds and loans as of March 31, 2025 were JPY 4,190.6 billion and JPY 324.6 billion respectively following the impact of the above noted debt repayment and refinancing activity during the fiscal year ended March 31, 2025.

(6) Financial Position and Income Summary

(i) Financial Position and Income Summary of the Takeda Group

(Billion JPY, unless otherwise indicated)

	145th fiscal year April 1, 2021 to March 31, 2022	146th fiscal year April 1, 2022 to March 31, 2023	147th fiscal year April 1, 2023 to March 31, 2024	148th fiscal year April 1, 2024 to March 31, 2025
Revenue	3,569.0	4,027.5	4,263.8	4,581.6
Operating profit	460.8	490.5	214.1	342.6
Profit before income taxes	302.6	375.1	52.8	175.1
Net profit for the year	230.2	317.0	144.2	108.1
Net profit for the year attributable to the owners of the Company	230.1	317.0	144.1	107.9
Basic earnings per share (JPY)	147.14	204.29	92.09	68.36
Total assets	13,178.0	13,957.8	15,108.8	14,248.3
Total equity	5,683.5	6,354.7	7,274.0	6,936.0

(Note) Consolidated financial statements of the Takeda Group are prepared under the International Financial Reporting Standards (IFRS).

(ii) Overseas Revenue of the Takeda Group

(Billion JPY, unless otherwise indicated)

	145th fiscal year April 1, 2021 to March 31, 2022	146th fiscal year April 1, 2022 to March 31, 2023	147th fiscal year April 1, 2023 to March 31, 2024	148th fiscal year April 1, 2024 to March 31, 2025
Overseas revenue	2,910.0	3,515.4	3,812.4	4,163.1
Proportion of overseas revenue to the Takeda Group Revenue (%)	81.5	87.3	89.4	90.9

(iii) R&D Expenses of the Takeda Group

(Billion JPY, unless otherwise indicated)

	145th fiscal year April 1, 2021 to March 31, 2022	146th fiscal year April 1, 2022 to March 31, 2023	147th fiscal year April 1, 2023 to March 31, 2024	148th fiscal year April 1, 2024 to March 31, 2025
R&D expenses	526.1	633.3	729.9	730.2
Ratio of R&D expenses to the Takeda Group Revenue (%)	14.7	15.7	17.1	15.9

For your reference, the financial position and income summary of the Company is as follows:

(Billion JPY, unless otherwise indicated)

	145th fiscal year April 1, 2021 to March 31, 2022	146th fiscal year April 1, 2022 to March 31, 2023	147th fiscal year April 1, 2023 to March 31, 2024	148th fiscal year April 1, 2024 to March 31, 2025
Net sales	764.3	632.1	595.6	580.4
Operating income	293.7	136.1	48.1	36.9
Ordinary income	550.9	340.1	286.4	86.6
Net income	324.5	330.6	338.9	152.8
Net income per share (JPY)	207.50	213.06	216.60	96.79
Total assets	9,641.6	9,407.3	9,756.3	9,489.4
Net assets	4,294.9	4,206.2	4,088.2	3,989.4

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(7) Main Businesses of the Takeda Group (as of March 31, 2025)

The main businesses of the Takeda Group are research, development, production and marketing of pharmaceuticals.

(8) Principal Subsidiaries (as of March 31, 2025)

Name of company (major offices)		Capital stock	Percentage of total shares (%)	Principal business
United States	Takeda Pharmaceuticals U.S.A., Inc. (Head office: Cambridge, Massachusetts, U.S.)	US$21 (¥3 thousand)	100.0	Sale of pharmaceuticals, holding intellectual properties and internal group finance
	Takeda Vaccines, Inc. (Head office: Cambridge, Massachusetts, U.S.)	US$1	100.0	R&D of pharmaceuticals and holding intellectual properties
	Takeda Development Center Americas, Inc. (Head office: Cambridge, Massachusetts, U.S.)	US$1	100.0	R&D of pharmaceuticals
	Baxalta Incorporated (Head office: Bannockburn, Illinois, U.S.)	US$10 (¥1 thousand)	100.0	Holding company and internal group finance
	Dyax Corp. (Head office: Lexington, Massachusetts, U.S.)	US$215 (¥32 thousand)	100.0	Holding intellectual properties
	Takeda Ventures, Inc. (Head office: Cambridge, Massachusetts, U.S.)	US$2	100.0	Investment company
	Baxalta US Inc. (Head office: Bannockburn, Illinois, U.S.)	US$1	100.0	Production of pharmaceuticals and holding intellectual properties
	Shire Human Genetic Therapies, Inc. (Head office: Lexington, Massachusetts, U.S.)	US$10 (¥1 thousand)	100.0	Production of pharmaceuticals and holding intellectual properties
	BioLife Plasma Services LP (Head office: Bannockburn, Illinois, U.S.)	US$0	100.0	Plasma collection
	Takeda Manufacturing U.S.A., Inc. (Head office: Cambridge, Massachusetts, U.S.)	US$9 thousand (¥1 million)	100.0	Production of pharmaceuticals
	Takeda Pharmaceuticals America, Inc. (Head office: Cambridge, Massachusetts, U.S.)	US$0	100.0	Sale of pharmaceuticals
Europe and Canada	Takeda Pharmaceuticals International AG (Head office: Opfikon, Switzerland)	€5 million (¥862 million)	100.0	R&D of pharmaceuticals, supervision of sale of pharmaceuticals for the areas other than Japan, holding intellectual properties, supervision of global manufacturing and product supply for all regions

- 46 -

	Name of company (major offices)	Capital stock	Percentage of total shares (%)	Principal business
	Takeda GmbH (Head office: Konstanz, Germany)	€11 million (¥1,759 million)	100.0	Holding company, production, sale of pharmaceuticals and holding intellectual properties
	Takeda Italia S.p.A. (Head office: Rome, Italy)	€11 million (¥1,815 million)	100.0	Sale of pharmaceuticals
	Takeda Austria GmbH (Head office, Factory: Linz, Austria)	€15 million (¥2,398 million)	100.0	Production, sale of pharmaceuticals, and holding intellectual properties
	Takeda France S.A.S. (Head office: Paris, France)	€3 million (¥522 million)	100.0	Sale of pharmaceuticals
	Takeda UK Limited (Head office: London, U.K.)	£50 million (¥9,645 million)	100.0	Sale of pharmaceuticals
	Takeda Ireland Limited (Head office: Kilruddery, Ireland) (Factory: Bray and Grange Castle, Ireland)	€396 million (¥63,890 million)	100.0	Production of pharmaceuticals and holding intellectual properties
	Shire Acquisitions Investments Ireland Designated Activity Company (Head office: Dublin, Ireland)	US$20 (¥3 thousand)	100.0	Internal group finance
	Shire Ireland Finance Trading Limited (Head office: Dublin, Ireland)	US$3,613 million (¥538,405 million)	100.0	Internal group finance
	Takeda Canada Inc. (Head office: Toronto, Canada)	CAD41 million (¥4,275 million)	100.0	Sale of pharmaceuticals
	Takeda Farmaceutica Espana S.A. (Head office: Madrid, Spain)	€2 million (¥252 million)	100.0	Sale of pharmaceuticals
	Takeda Manufacturing Austria AG (Head office: Vienna, Austria)	€100 thousand (¥16 million)	100.0	Production of pharmaceuticals
	Baxalta Manufacturing, S.a.r.l. (Head office: Neuchatel, Switzerland)	3 million Swiss franc (¥487 million)	100.0	Holding company, production of pharmaceuticals and holding intellectual properties
	Baxalta Innovations GmbH (Head office: Vienna, Austria)	€36 million (¥5,862 million)	100.0	R&D of pharmaceuticals
	Takeda Pharma AB (Head office: Stockholm, Sweden)	2 million Swedish krona (¥30 million)	100.0	Sale of pharmaceuticals
	Takeda Pharma AG (Head office: Opfikon, Switzerland)	550 thousand Swiss franc (¥93 million)	100.0	Sale of pharmaceuticals
	Takeda Nederland B.V. (Head office: Hoofddorp, Netherlands)	€5 million (¥742 million)	100.0	Sale of pharmaceuticals
	Baxalta Belgium Manufacturing S.A. (Head office, Factory: Lessines, Belgium)	€202 million (¥32,535 million)	100.0	Production of pharmaceuticals
Russia	Takeda Pharmaceuticals Limited Liability Company (Head office: Moscow, Russia) (Factory: Yaroslavl, Russia)	126 thousand Russian ruble (¥220 thousand)	100.0	Production, sale of pharmaceuticals and provision of management services
Latin America	Takeda Distribuidora Ltda. (Head office: São Paulo, Brazil)	140 million Brazilian real (¥3,614 million)	100.0	Sale of pharmaceuticals
	Takeda Mexico S.A.de C.V. (Head office: Naucalpan, Mexico)	820 million Mexican peso (¥5,989 million)	100.0	Production and sale of pharmaceuticals

- 47 -

Name of company (major offices)		Capital stock	Percentage of total shares (%)	Principal business
	Takeda Pharma Ltda. (Head office: Jaguariúna, Brazil)	7 million Brazilian real (¥183 million)	100.0	Production and sale of pharmaceuticals
	Takeda Argentina S.A. (Head office: Buenos Aires, Argentina)	853 million Argentine Peso (¥119 million)	100.0	Sale of pharmaceuticals
Asia	Takeda (China) Holdings Co., Ltd. (Head office: Shanghai, China)	US$192 million (¥28,535 million)	100.0	Holding company in China, internal group finance and provision of management services
	Takeda (China) International Trading Co., Ltd. (Head office: Shanghai, China)	US$22 million (¥3,204 million)	100.0	Sale of pharmaceuticals
	Takeda Pharmaceuticals Korea Co., Ltd. (Head office: Seoul, Korea)	2,100 million Korean won (¥212 million)	100.0	Sale of pharmaceuticals
	Takeda Development Center Asia, Pte. Ltd. (Head office: Singapore)	S$5 million (¥556 million)	100.0	R&D of pharmaceuticals
	Tianjin Takeda Pharmaceuticals Co., Ltd. (Head office: Tianjin, China)	US$155 million (¥23,073 million)	100.0	Production and sale of pharmaceuticals
	Takeda Manufacturing Singapore Pte. Ltd. (Head office: Singapore)	US$305 million (¥45,501 million)	100.0	Production of pharmaceuticals and holding intellectual properties
	Takeda APAC Biopharmaceutical Research and Development Company Limited (Head office : Shanghai, China)	CNY50 million (¥1,027 million)	100.0	R&D of pharmaceuticals
Others	Takeda Ilac Saglik Sanayi Ticaret Limited Sirketi (Head office: Istanbul, Turkey)	TRY367 million (¥1,441 million)	100.0	Sale of pharmaceuticals

(Notes) 1. The figures in parentheses under the column “Capital stock” show the Japanese yen equivalents, calculated using the exchange rates as of March 31, 2025.

2. The figures for “Percentage of total shares (%)” include shares that are held indirectly through subsidiaries.

3. As of March 31, 2025, the number of consolidated subsidiaries (including partnerships) was 158 and associates accounted for using the equity method was 15.

4. No subsidiaries fall under “Specific Wholly Owned Subsidiaries” as defined in the Ordinance for Enforcement of the Companies Act.

- 48 -

- 49 - (9) Major Offices of the Company (as of March 31, 2025) Head Office 1-1, Doshomachi 4-chome, Chuo-ku, Osaka Global Headquarters 1-1, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo Plants Osaka Plant (located in Osaka), Hikari Plant (located in Hikari, Yamaguchi) and Narita Plant (located in Narita, Chiba) (Notes) 1. The Sales division is engaged in its activities at the hubs established by the Company in the major cities in Japan. 2. The Company conducts research activities in Fujisawa, Kanagawa, in Narita, Chiba and in Hikari, Yamaguchi. (10) Employees (as of March 31, 2025) (i) Number of employees of the Takeda Group Number of employees Increase (decrease) from the previous fiscal year end 47,455 (1,825) (Note) The number of employees represents the number of permanent employees excluding temporary employees and were calculated on a full-time equivalent basis(*). (*) If there are part-time workers among permanent employees, they are counted by converting into full-time employees. (ii) Status of employees of the Company Number of employees Increase (decrease) from the previous fiscal year end Average age Average length of employment (years) 4,808 (666) 43.4 14.4 (Note) The number of employees represents the number of permanent employees excluding temporary employees and were calculated on a full-time equivalent basis(*). (*) If there are part-time workers among permanent employees, they are counted by converting into full-time employees. (11) Principal lenders and loan amounts (as of March 31, 2025) Lender Loan balance The Norinchukin Bank JPY 80,000 million Sumitomo Mitsui Banking Corporation JPY 74,500 million Sumitomo Mitsui Trust Bank, Limited JPY 50,000 million Shinkin Central Bank JPY 50,000 million Syndicated Hybrid Loans (Subordinated Loans) JPY 40,000 million Mizuho Trust & Banking Co., Ltd. JPY 30,000 million (Note) The Syndicated Hybrid Loans (Subordinated Loans) are joint financing by several lenders arranged by Sumitomo Mitsui Banking Corporation.

- 50 - 2. Common Stock of the Company (as of March 31, 2025) (1) Total number of shares authorized to be issued by the Company 3,500,000,000 shares (2) Total number of issued shares 1,590,949,609 shares (including 11,734,484 treasury shares) (3) Number of shareholders 654,781 (4) Principal Shareholders Name of shareholder Number of shares held (thousands) Ownership ratio (%) The Master Trust Bank of Japan, Ltd. (Trust account) 278,204 17.62 Custody Bank of Japan, Ltd. (Trust account) 93,117 5.90 THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSITARY RECEIPT HOLDERS 61,745 3.91 STATE STREET BANK WEST CLIENT-TREATY 505234 33,923 2.15 SMBC Nikko Securities Inc. 30,424 1.93 JP Morgan Chase Bank 385632 30,117 1.91 STATE STREET BANK AND TRUST COMPANY 505001 26,667 1.69 Nippon Life Insurance Company 24,752 1.57 JP Morgan Securities Japan Co., Ltd. 23,082 1.46 JP Morgan Chase Bank 385781 22,172 1.40 (Note) The ownership ratio is based on the number of shares (1,579,215,125 shares) calculated by subtracting the number of treasury shares from the total number of issued shares. (5) Shares delivered to Directors of the Company during this fiscal year as consideration for the execution of duties Number of shares Number of people Directors who are not Audit and Supervisory Committee Members (excluding External Directors) 141,800 shares 2 Directors External Directors who are not Audit and Supervisory Committee Members 10,000 shares 4 Directors Directors who are Audit and Supervisory Committee Members 7,500 shares 3 Directors (Note) Shares delivered to Directors who retired in this fiscal year and previous fiscal years are included. (6) Other material items on the stock of the Company (i) The Company has introduced the BIP (Board Incentive Plan) trust compensation system for Directors (excluding Directors residing outside of Japan who are not External Directors), based on the resolutions of the General Meetings of Shareholders and the resolutions of the Board of Directors made in accordance with such shareholders' resolutions. The number of shares of the Company held by the trust account for the BIP trust is 2,282,043 shares as of March 31, 2025. (ii) The Company introduces a stock grant ESOP (Employee Stock Ownership Plan) trust for certain employees including members of senior management of the Company in Japan, based on the resolution of the Board of Directors. The number of shares of the Company held by the trust account for the stock grant ESOP trust is 3,283,436 shares as of March 31, 2025.

3. Executives of the Company

(1) Status of Directors (as of March 31, 2025)

The status of Directors as of the end of this fiscal year is as follows:

The Company's Board of Directors is composed of 3 internal directors and 11 external directors, with one of the external directors chairing the Board of Directors meeting, ensuring a robust corporate governance with an Audit and Supervisory Committee (ASC) which consists entirely of external directors. Furthermore, all members of both the Nomination and Compensation Committees must be external directors to ensure the election of directors and the compensation for directors via a transparent process based on objective and reasonable standards.

The Board composition achieves a balance of knowledge, experience and capabilities necessary for the management of the Company, given the nature of its global business.

The Board of Directors, with its appropriate composition and size, decides on the most important matters for the business operation of group and supervises the execution of the business, which is delegated to the President and CEO and the Takeda Executive Team (TET).

Name	Position	Duty	Important Positions Held Concurrently
Christophe Weber	President & Representative Director	Chief Executive Officer	Head of Global Business, Takeda Pharmaceuticals U.S.A., Inc.
*Milano Furuta	Director	Chief Financial Officer	
Andrew Plump	Director	President, Research & Development	President, Research & Development, Takeda Development Center Americas, Inc.
Masami Iijima	Director	Chair of the Board of Directors meeting Chairperson of Nomination Committee	Counselor, Mitsui & Co., Ltd.
Ian Clark	Director		
Steven Gillis	Director	Nomination Committee Member	Managing Director, ARCH Venture Partners
*Emiko Higashi	Director	Nomination Committee Member Chairperson of Compensation Committee	Managing Director, Tomon Partners, LLC
John Maraganore	Director	Compensation Committee Member	
Michel Orsinger	Director	Nomination Committee Member Compensation Committee Member	
Miki Tsusaka	Director		President, Microsoft Japan Co., Ltd.
Koji Hatsukawa	Director who is an ASC Member	Head of ASC	
*Jean-Luc Butel	Director who is an ASC Member	Nomination Committee Member	
Yoshiaki Fujimori	Director who is an ASC Member	Nomination Committee Member	Senior Executive Advisor, CVC Asia Pacific (Japan) Kabushiki Kaisha
Kimberly A. Reed	Director who is an ASC Member	Compensation Committee Member	

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- 52 - (Notes) 1. The Directors marked with an * were newly elected and took office at the 148th Annual General Meeting of Shareholders held on June 26, 2024. Among them, Director Emiko Higashi retired from her position as Director who is an ASC Member and Director who is an ASC Member Jean-Luc Butel retired from his position as Director due to the expiration of their terms of office effective as of the closing of the same Annual General Meeting of Shareholders, respectively. 2. In addition to those described in Note 1 above, the Directors who retired from office during this fiscal year are as follows: Name Position Olivier Bohuon (deceased on May 5, 2024) Director Costa Saroukos (retired on June 26, 2024) Director 3. Directors Masami Iijima, Ian Clark, Steven Gillis, Emiko Higashi, John Maraganore, Michel Orsinger and Miki Tsusaka, as well as Directors who are ASC Members Koji Hatsukawa, Jean-Luc Butel, Yoshiaki Fujimori and Kimberly A. Reed are External Directors as prescribed under Article 2, Item 15 of the Companies Act. 4. Mr. Koji Hatsukawa, Director who is an ASC Member, is a Certified Public Accountant and has expert knowledge in finance and accounting. 5. The ASC Office, which is an administrative section dedicated to the ASC, is established to assist ASC’s operations. The effectiveness of audit is ensured by conducting a systematic audit utilizing the internal control system as well as collection of information on a regular basis such as attendance at important meetings and review of important documents and periodical hearing of reports relating to the business performance of the division in charge of executing the business operation. Thus, a full-time ASC member is not appointed. 6. There are no relationships between the Company and the organizations in which the External Directors concurrently serve that should be noted. 7. The Company has set “Internal criteria for independence of external directors of the Company” and has elected the External Directors based on those criteria. Since all the External Directors (i.e., the Directors Masami Iijima, Ian Clark, Steven Gillis, Emiko Higashi, John Maraganore, Michel Orsinger and Miki Tsusaka, and the Directors who are ASC Members Koji Hatsukawa, Jean-Luc Butel, Yoshiaki Fujimori and Kimberly A. Reed) have met the requirements for Independent Directors based on the regulations of the financial instruments exchanges in Japan that the Company is listed on (e.g., Tokyo Stock Exchange, Inc.), the Company has appointed all of them as Independent Directors and submitted notifications to each of such exchanges. (2) Outline of the terms of the liability limitation agreement The Company has executed agreements with Non-Executive Directors Masami Iijima, Ian Clark, Steven Gillis, Emiko Higashi, John Maraganore, Michel Orsinger and Miki Tsusaka, and Non-Executive Directors who are Audit and Supervisory Committee Members Koji Hatsukawa, Jean-Luc Butel, Yoshiaki Fujimori and Kimberly A. Reed, stating that the maximum amount of their liabilities for damages as set forth in Article 423, Paragraph 1 of the Companies Act shall be the amount provided by law. (3) Outline of the terms of the company indemnification agreement The Company has executed company indemnification agreements as defined in Article 430-2, Paragraph 1 of the Companies Act with Directors Christophe Weber, Milano Furuta, Andrew Plump, Masami Iijima, Ian Clark, Steven Gillis, Emiko Higashi, John Maraganore, Michel Orsinger and Miki Tsusaka, and Directors who are Audit and Supervisory Committee Members Koji Hatsukawa, Jean-Luc Butel, Yoshiaki Fujimori and Kimberly A. Reed, providing that the Company shall indemnify expenses set forth in Article 430-2, Paragraph 1, Item 1 thereof and damages set forth in Article 430-2, Paragraph 1, Item 2 thereof within the scope permitted by the laws and regulations. (4) Outlines of the terms of the directors & officers liability insurance The Company has executed directors & officers liability insurance contracts as defined in Article 430-3, Paragraph 1 of the

- 53 - Companies Act with insurance companies, under which directors, statutory auditors and employees in managerial or supervisory positions of the Company or the Company’s group are insured. Such insurance covers damages which may arise from liability incurred by such insured persons in connection with the execution of their duties or claims made against such insured persons in relation to such liability unless any exclusion stipulated in the insurance policy applies. The Company bears the full amount of the premium for such insurance and any insured person does not bear any substantial amount of the premium.

- 54 - (5) Compensation and related matters for Directors 1. Director’s Compensation Policy The Company has formulated the “Director’s Compensation Policy” set forth below based on a resolution of the Board of Directors. The Company determines the composition and level of compensation of the Directors in accordance with the concept and procedure of this Policy. Director's Compensation Policy 1． Guiding Principles The following are the guiding principles of the Company's compensation system for Directors to achieve our management objectives under the corporate governance code: ◆ ◆ ◆ ◆ ◆ ◆ To attract, retain and motivate managerial talent to realize our Vision To increase corporate value through optimization of the Company’s mid- and long-term performance, while reinforcing our patient first values To be closely linked with company performance, highly transparent and objective To support a strong alignment with the interests of shareholders and enhance a shareholder - oriented management perspective To encourage Directors’ spirit of challenge aligned with the values of Takeda-ism, perseverance. To establish transparent and appropriate governance of Directors' compensation to establish the credibility with, and the support of, our stakeholders 2． Level of Compensation We aim to be competitive in the global marketplace to attract and retain talent who will contribute to Takeda's continued transformation into a Global, Values-based, R&D-driven Biopharmaceutical Leader. Directors' compensation is intended to be competitive in the global market consisting of major global companies. Specifically, the global market data we monitor includes compensation data from major global pharmaceutical companies with which we compete, and from other major companies in Japan, the U.S. and Switzerland. 3． Compensation Mix 3-1. Internal Directors who are not Audit & Supervisory Committee Members The compensation of Internal Directors who are not Audit & Supervisory Committee Members (since there are no Internal Directors who are Audit & Supervisory Committee Members in the Company, they are referred to simply as "Internal Directors" hereinafter from page 54 to 63.) consists of "Basic Compensation"(Base Salary and other fixed compensation (if applicable)), which is paid at a fixed amount and "Performance-based Compensation", which is paid as a variable amount based on company and other performance factors. "Performance-based Compensation" consists of an annual "Bonus (short-term incentive compensation) " to be paid based on financial and other performance results for each fiscal year, and a "Long-term Incentive Plan (stock compensation)" linked with long-term company performance results over a 3-year period and with Takeda's share price. Both Bonus and Long-term incentives represent a significantly higher proportion of Total Director Compensation putting Internal Directors’ pay at risk in alignment with the Company’s performance. The ratio of Long-term Incentives is particularly high within Performance-based Compensation in order to ensure the alignment of the interests of Internal Directors and shareholders and drive mid- term and long-term company value creation. The targets range from 100%-250% of Base Salary for "Bonus" and range from 200% to 600% of Base Salary for "Long-term Incentive", reflecting the market practices of global companies. ■ Standard Compensation Mix Model for Internal Directors *The ratio of Bonus and Long-term Incentives to Base Salary is determined according to the Internal Director’s position.

- 55 - 3-2. External Directors who are not Audit & Supervisory Committee Members The compensation of External Directors who are not Audit & Supervisory Committee Members consists of Basic Compensation, which is paid as a fixed amount, and Long-term Incentive (stock compensation). As part of the Basic Compensation, Chair Retainers are paid for the chair of the board of directors meeting, chairperson of the Compensation Committee, and chairperson of the Nomination Committee, in addition to the Board Retainer. Bonus is not available for this category of Director. The current compensation mix is "Basic Compensation" and "Long-term Incentive", which is a maximum of 100% of the Board Retainer. The compensation of External Directors who are not Audit & Supervisory Committee Members based outside of Japan may be adjusted to account for the impact of foreign exchange rates. ■ Standard Compensation Mix Model for External Directors who are not Audit & Supervisory Committee Members 3-3. Directors who are Audit & Supervisory Committee Members The compensation of Directors who are Audit & Supervisory Committee Members consists of Basic Compensation, which is paid as a fixed amount, and Long-term Incentive (stock compensation). As part of the Basic Compensation, Committee Retainer is paid for External Directors who are Audit & Supervisory Committee Members, and Chair Retainers are also paid for External Directors who are head of the Audit & Supervisory Committee, chairperson of the Compensation Committee, and chairperson of the Nomination Committee, in addition to the Board Retainer. Bonus is not available for this category of Director. The current compensation mix is "Basic Compensation" and "Long-term Incentive", which is a maximum of 100% of the Board Retainer. The compensation of External Directors who are Audit & Supervisory Committee Members based outside of Japan may be adjusted to account for the impact of foreign exchange rates. ■ Standard Compensation Mix Model for Directors who are Audit & Supervisory Committee Members 4． Performance- based Compensation 4-1. Internal Directors For Internal Directors, the Company has introduced a Long-term Incentive Plan that is allocated as 60% for the plan designed based on Performance Share Units (Performance Share Unit awards) and 40% for the plan designed based on Restricted Stock Units (Restricted Stock Unit awards). Performance Share Unit awards are tied to company performance results to strengthen the link between compensation and company performance and share price, and to reinforce Internal Directors’ commitment to increasing corporate value in the mid- and long-term. Restricted Stock Unit awards are linked only to share price. Annual Performance Share Unit Awards Performance Share Unit awards, which fall under Performance-based Compensation, will be linked to the latest mid- to long-term key performance indicators (KPIs) over a three-year performance period. KPIs are intended to be transparent and objective and may include top line revenues, cash flow, indicators on profit, R&D metrics, and other performance factors. The payout range for Performance Share Unit awards is from 0% to 200% (100% at target), based on performance achievement. For Long-term Incentive awarded in 2019 and after, a two year holding period will be mandated, and this includes Restricted Stock Unit awards if and when shares become vested.

- 56 - Annual Performance Share Unit Awards Image Special Performance Share Unit Awards In addition to regular stock compensation, the company may, from time to time, award one-time special Performance Share Unit awards which are directly linked to point-in-time corporate initiatives and which are aligned with shareholder expectations. Performance against established KPIs for one- time special Performance Share Unit awards are determined independently each year over a three- year period, with shares becoming vested after the relevant performance metric(s) are determined to have been achieved for the applicable period. There is no post-vesting holding period established for one-time special Performance Share Unit awards. Special Performance Share Unit Awards (stock compensation) Image Annual Bonus (Short-Term Incentive) Bonuses will be paid based on performance achievement of annual goals. Bonuses will be paid in the range of 0% to 200% (100% at target) in accordance with the achievement of KPIs, which may include top line revenues, indicators on profit, and other performance factors established for a single fiscal year. For President and CEO, the annual bonus is weighted as 100% to the achievement of the specified Corporate KPI(s). For other Internal Directors that have divisional responsibilities, 75% of their annual bonus opportunity is linked to the achievement of the specified Corporate KPI(s) to drive their commitment to group-wide goals, while 25% is linked to the achievement of the division KPI. 4-2. Directors who are Audit & Supervisory Committee Members and External Directors The Long-term Incentive Plan (stock compensation) for Directors who are Audit & Supervisory Committee Members and External Directors consists of Restricted Stock Unit awards linked only to share price and is not otherwise linked to company performance results. The stock compensation awarded in 2019 and after will vest three years after the award date of base points used for the calculation and Directors will be required to hold at least 75% of their vested share portion until they cease service as a director (however, stock compensation awarded in or before 2018 will vest and be paid after they cease service as a director). Bonuses are not available for these categories of Director. 3 year performance period 2 year holding period Shares vest FY (X) FY (X+3) FY (X+2) FY (X+1) FY (X+4) 3 year corporate initiative FY 1 FY 3 FY 2 FY 1 Performance Measurement FY 2 Performance Measurement FY 3 Performance Measurement Shares vest Shares vest Shares vest

Whole Picture of Director's Compensation

		Directors who are not Audit and Supervisory Committee Members		Directors who are Audit and Supervisory Committee Members
		Internal Directors	External Directors	External Directors
Basic Compensation		●	●	●
Bonus		● [2]		
Long-term Incentive Plan (stock compensation)	Performance based [1]	● [3, 4]		
	Not linked to performance results	● [4]	● [5]	● [5]

[1] Includes Special Performance Share Unit awards
[2] Varies from 0% to 200% in accordance with the achievement of KPIs, which may include top line revenues, indicators on profit, and other performance factors established for a single fiscal year
[3] Varies from 0% to 200% in accordance with the achievement of KPIs, which may include top line revenues, cash flow, indicators on profit, R&D metrics, and other performance factors over a three-year performance period
[4] During term of office
[5] Vest and paid three years after the award date of the base points used for the calculation are granted

5. Compensation Governance

5-1. Compensation Committee

The Compensation Committee, with all the Committee members being External Directors, has been established to serve as an advisory body for the Board of Directors to ensure the appropriateness of Directors' compensation and the transparency in its decision-making process.

The level of compensation, compensation mix and performance-based compensation (Long-term Incentives and Bonus programs) for Directors are reviewed by the Compensation Committee before resolution by the Board of Directors. The Company delegated to the Compensation Committee, by resolution of the Board of Directors, the authority to determine Internal Directors' individual compensation in order to ensure objectivity and transparency in the decision-making process. In order to enhance transparency of the Company's corporate governance, the Company has externally disclosed the Compensation Committee Charter as a part of the Company's corporate governance documents.

The Director's Compensation Policy may continue to evolve and be revised to guide the development of compensation programs that align with Directors' accountabilities and responsibilities, shareholder value creation and Takeda-ism.

5-2. Recoupment Policy

The Compensation Committee and Board of Directors adopted a clawback policy in 2020 and amended that policy in 2023. The amended policy provides that, in the event of a restatement of financial results, Takeda will, in accordance with SEC and NYSE rules, recover from its executive officers any erroneously paid incentive compensation, which consists of incentive-based compensation for the applicable recovery period that would not have been granted absent the restatement (i.e., mandatory clawbacks). In addition, in the event of a restatement and/or significant misconduct, the independent External Directors may require Takeda to recoup additional incentive and other contingent compensation. This would include all or a portion of the incentive and other contingent compensation received by any Internal Director, any other member of the Takeda Executive Team (TET), and any other individual designated by the independent External Directors, within the fiscal year, and the three (3) prior fiscal years preceding the date of the Board of Directors' determination of the restatement or the date that independent External Directors determines that significant misconduct occurred, as applicable. The amended policy became effective on October 2, 2023 and, with respect to mandatory clawbacks in the event of a restatement, applies to incentive compensation beginning in Fiscal Year 2023.

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- 58 - 2. Total Amount of Compensation for Directors The total amounts of compensation by type for Directors for this fiscal year (not including the salaries and bonuses paid to the relevant Directors for their work as employees) are as follows. Category Number of people Total amount of the Compensation Total amount of the Compensation by type Basic Compensation Performance-based Compensation Non-monetary Remuneration Bonus Performance Share Units awards Restricted Stock Units awards Directors who are not ASC members 13 JPY 2,424 million JPY 557 million JPY 454 million JPY 756 million JPY 657 million (External Directors) (9) (JPY 281 million) (JPY 143 million) - - (JPY 138 million) Directors who are ASC members 5 JPY 167 million JPY 90 million - JPY 77 million (External Directors) (5) (JPY 167 million) (JPY 90 million) - (JPY 77 million) Notes: 1. Those aforementioned include 1 Director who retired from his position at the time of his death on May 5, 2024 and 1 Director who retired from the office at the close of the 148th Annual General Meeting of Shareholders on June 26, 2024. 2. The number of people includes Directors who are categorized in each category during the part of this fiscal year. Therefore, Directors who were transferred between Directors who are not ASC members and Directors who are ASC members during this fiscal year are included in the number of people in both categories. 3. Bonus amounts above for Directors who are not ASC Members are reserved for Bonuses for directors based on the projected performance attainment. The actual bonus amounts in the previous fiscal year were JPY 446 million against the reserved bonus amount of JPY 436 million stated in the Business Report of the previous fiscal year. 4. Among the total amount of the Compensation, by type, amounts reported in the Performance Share Unit awards and Restricted Stock Unit awards are the amount of costs recorded in this fiscal year. 5. Although Performance Share Unit awards are categorized as both Performance-based Compensation and Non- monetary Remuneration, Performance Share Unit awards are reported as Performance-based Compensation. 6. In addition to the above, to account for the impact of foreign exchange rates on compensation for the term of office for 2023 (from the close of the Annual General Meeting of Shareholders held on June 28, 2023, to the close of the Annual General Meeting of Shareholders held on June 26, 2024) for 8 External Directors residing outside of Japan (including 2 External Directors who are ASC Members), the total amount of JPY 98 million (including JPY 16 million for External Directors who are ASC Members) were paid within the scope for External Directors in the basic compensation per month for Directors who are not ASC Members and the basic compensation per month for Directors who are ASC Members, as per the resolution of the 140th Annual General Meeting of Shareholders held on June 29, 2016. Of this amount, JPY 7 million (including JPY 2 million for External Directors who are ASC Members) is compensation for this fiscal year. Those aforementioned 8 External Directors residing outside of Japan include 1 Director who retired from his position at the time of his death on May 5, 2024. 7. In addition to the above, expenses of Performance Share Unit awards and Restricted Stock Unit awards for 1 Director who was not an ASC Member and retired by the end of the previous fiscal year were recognized as JPY 26 million and JPY 9 million respectively in the fiscal year.

- 59 - 3. Resolutions at General Meeting of Shareholders regarding Director Compensation etc., 1. Resolutions regarding Directors excluding ASC Members [1] The basic compensation is a fixed amount depending on each position, and its total amount per month is no more than JPY 150 million (within this amount, no more than JPY 30 million per month is for External Directors) (based on a resolution of the 140th Annual General Meeting of Shareholders held on June 29, 2016). There were 11 Directors, including 6 External Directors, related to this resolution as of the end of the Annual General Meeting of Shareholders. [2] Bonus for each fiscal year is resolved at the Annual General Meeting of Shareholders. [3] Stock compensation (Performance Share Unit awards and Restricted Stock Unit awards) is based on the resolution of the 143rd Annual General Meeting of Shareholders held on June 27, 2019. The upper limit of the amount contributed for that stock compensation and the number of shares to be granted is as follows (There were 11 Directors, including 8 External Directors, related to this resolution as of the end of the Annual General Meeting of Shareholders). (A) Stock compensation granted to Internal Directors (excluding Internal Directors residing outside of Japan): Upper limit of JPY 4.5 billion per year for three consecutive fiscal years (the upper limit of the number of stocks to be granted is calculated by dividing the amount of the above-mentioned upper limit by the closing price of the stocks of the Company at the Tokyo Stock Exchange on a predetermined day for this fiscal year) (B) Stock compensation granted to External Directors who are not ASC Members: Upper limit of JPY 0.3 billion for each fiscal year (the upper limit of the number of stocks to be granted is calculated by dividing the amount of the above-mentioned upper limit by the closing price of the stocks of the Company at the Tokyo Stock Exchange on a predetermined day for this fiscal year) 2. Resolutions regarding Directors (ASC Members) [1] The basic compensation is a fixed amount depending on each position, and its total amount per month is no more than JPY 15 million (based on a resolution of the 140th Annual General Meeting of Shareholders held on June 29, 2016). There were 4 Directors related to this resolution as of the end of the Annual General Meeting of Shareholders. [2] Stock compensation (Restricted Stock Unit awards) for Directors (ASC Members) is based on a resolution of the 143rd Annual General Meeting of Shareholders held on June 27, 2019, for which no more than JPY 200 million will be contributed for this fiscal year. The upper limit of the number of stocks to be granted is calculated by dividing the amount of the above-mentioned upper limit by the closing price of the stocks of the Company at the Tokyo Stock Exchange on a predetermined day for this fiscal year. There were 4 Directors related to this resolution as of the end of the Annual General Meeting of Shareholders. 4. Delegation of authority to make decisions on individual compensation for Directors As stated in the governance section of 1. the Director’s Compensation Policy (5. Compensation Governance), in order to ensure the appropriateness of Directors' compensation and transparency in its decision-making process, based on the resolution by the Board of Directors, the authority to determine individual compensation for Internal Directors has been delegated to the Compensation Committee. Through the procedures based on such governance, the Compensation Committee determined the amount of individual compensation for Internal Directors for this fiscal year. In this fiscal year, the Compensation Committee was comprised of the following members: Emiko Higashi (Chairperson), John Maraganore, Michel Orsinger and Kimberly A. Reed (ASC member), all of whom are External Directors.

- 60 - 5. Performance-based Compensation The following sets forth the methodologies for determining performance-based compensation (Bonus (Short-Term Incentive (STI)) and the Performance Share Unit (PSU) awards as part of the Long-Term Incentives Plan) and key performance indicators (“KPIs”) for determining performance-based compensation for Directors, along with the rationale for each KPI, the weight of each KPI in the total score, the target goal, the result, the final performance scores and the payout rate based on the final performance scores. 1. Annual Bonus (STI) Annual STI cash payout is calculated as follows: Annual STI Payout Calculation for CEO Base Salary × STI Target % × STI Payout Multiple (based on Corporate KPI performance) ＝ STI Payout Annual STI Payout Calculation for Internal Directors (other than CEO) Base Salary × STI Target % × STI Payout Multiple (based on 75% Corporate KPI performance + 25% Division KPI performance) ＝ STI Payout The STI target range is from 100% to 250% of Base Salary for “Bonuses” and reflects the market practices of global companies. For FY2024, the STI target % was set at 150% of base salary for CEO, and at 100% and 110% of base salary for other Internal Directors (CFO and President, Research & Development), respectively. The STI amounts earned by individual Directors reflect their consolidated compensation, including the amount earned from the subsidiary companies, if applicable. STI Payout Multiple (STI payout rate based on KPI performance) used for Bonuses varies from 0% to 200% in accordance with the achievement of KPIs, which may include top line revenues and indicators on profit, and other performance factors established for a single fiscal year. Payout Scores for specific Corporate KPIs are calculated and determined based on pre-established performance and payout ranges.

The targets and the results of Corporate KPIs related to STI for the FY2024 are as follows:

KPI	Rationale	Weight (A)	Target	Result	Performance Achievement (% of Target)	Payout Score (B)	Weighted Payout Score (A) x (B)
Total Core Revenue*	• Key indicator of growth, including pipeline delivery • Important measure of success within the industry	45%	JPY 4,231.0 billion	JPY 4,389.2 billion	103.7 %	174.8 %	78.7%
Growth and Launch Products Incremental Core Revenue	• Growth Products: Emphasis on subset of revenue that is a key driver of future revenue growth • Launch Products: Key indicator of driving pipeline growth and commercial revenue success	15%	JPY 309.9 billion	JPY 272.2 billion	87.9 %	63.6 %	9.5%
Total Core Operating Profit	• Measure of margin achievement while ensuring expense discipline • Reflects synergy capture • Communicated to shareholders as a key measure of Takeda success	40%	JPY 992.9 billion	JPY 1,176.3 billion	118.5 %	200 %	80.0%
Corporate KPI Payout Multiple based on Pre-established STI Targets							168.2%
Adjustment of VYVANSE Overachievement							(19.1)% points
Final Corporate KPI Payout Multiple after Adjustment							149.1%

* The payout score was reduced by an adjustment made to remove the effect of hyperinflation in certain countries.

The FY2024 STI targets were established at the beginning of the performance period and were based on the annual operating plan. Based on assessments and the data available at the time, the plan anticipated the continued generic erosion of sales of VYVANSE (for attention deficit hyperactivity disorder ("ADHD")) in the U.S., which began following loss of exclusivity in August 2023. However, the pace of generic erosion has been slower than anticipated due to various factors, including unanticipated generic supply constraints, and the Company has responded with significant efforts to continue to supply VYVANSE to meet patient needs. As a result, the Company achieved larger than expected revenue and operating profit from VYVANSE versus the plan. The Corporate KPI STI Payout Multiple based on performance achievement was 168.2%. However, management recommended that the Corporate KPI STI Payout Multiple be calculated moderating the impact of the VYVANSE overachievement. The Compensation Committee reviewed the circumstances, including the external factors beyond management's control as well as the internal efforts to ensure product supply and operational execution to meet higher patient demand that contributed to VYVANSE's performance and the impact of reinvestment of the additional VYVANSE revenues. The Committee determined that a payout multiple reflecting half of the actual VYVANSE overachievement versus target was a fair and balanced approach given these factors. As a result, the Compensation Committee exercised its discretion to reduce the payout multiple by 19.1% points and approved the adjusted Corporate KPI STI Payout Multiple of 149.1%.

Division KPIs related to Bonuses for Internal Directors (other than the CEO) are set according to each division's specific business and organizational goals which can clearly represent each division's performance. The performance scores are expected to exceed 100%. Please refer to 1.(3)(ii) Core Results (April 1, 2024 to March 31, 2025) for definitions of Core financial measures.

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2. Long-Term Incentives (LTI) Plans

The LTI framework aligns the long-term strategy with shareholder returns, while also promoting retention of critical global executive talent.

Regarding PSU awards, which represent 60% of the standard points allocated to each Internal Director as part of the Long-Term Incentives Plan, the number of PSUs earned and granted to Internal Directors is calculated as follows:

Target PSU Awards (Standard Points ((Target Number of Units))	×	PSU Payout Multiple (based on KPI performance)	=	PSUs earned

The PSU payout multiple ranges from 0% to 200%, based on performance of KPIs, such as top line revenues, cash flow, indicators on profit, R&D metrics, and other performance factors over a three-year performance period.

The number of shares to be vested to Internal Directors based on the PSUs earned according to the achievement of company performance objectives are determined as one share per one unit. After a certain period after grant, 50% of the PSUs earned are vested as stock and the remaining are paid in cash.

The targets and the results of KPIs related to PSU awards from FY2022 - 2024 are as follows:

KPI[*1]	Weight (A)	Target	Result	Performance Achievement (% of Target)	Payout Score (B)	Weighted Payout Score (A)x(B)
3-year Accumulated Core Revenue[*2]	25%	JPY 12,097.6 billion	JPY 12,126.9 billion	100.2 %	104.8 %	26.2%
3-year Accumulated Core Operating Profit Margin	25%	30.0 %	27.8 %	92.7 %	63.7 %	15.9%
3-year Accumulated Free Cash Flow[*3]	25%	JPY 1,969.0 billion	JPY 2,038.0 billion	103.5 %	123.4 %	30.8%
R&D Pivotal Study Start and Approvals	25%			127.6 %	143.3 %	35.8%
PSU Payout Multiple (Before 3-Year Relative TSR Modifier)						108.8%
3-year Relative TSR	Modifier +/-20% points					10% points
PSU Payout Multiple						118.8%

*1 Each KPI has been set in order to align the long-term strategy with shareholder returns, while also promoting the retention of critical global executive talent.

*2 The payout score was reduced by an adjustment made to remove the effect of hyperinflation in certain countries.

*3 Free cash flows excluding upfront payment related to the acquisition of TAK-279 were used for FY2022, FY2023 and FY2024 to exclude the impact of a significant one-time event which was not predicted in the initial target from a consistent performance evaluation standpoint.

FY2022-2024 Target PSU awards were 207,502 units (standard points) for CEO under BIP and 11,972 units (standard points) for CFO under ESOP, respectively. In addition, FY2022-2024 Target PSU awards for President, Research & Development was 171,398 units (to be settled in ADS) under the LTIP for Company Group Employees Overseas. The PSUs earned by individual Directors reflect their consolidated compensation, including the amount earned from the subsidiary companies, if applicable.

- 62 -

- 63 - 6. Non-monetary Remuneration (Long-Term Incentive Plan) Non-monetary Remuneration (Long-Term Incentive Plan) includes the following. With respect to Restricted Stock Unit (RSU) awards as part of the Long-Term Incentives Plan, based on the standard points determined according to the Director’s professional duties and responsibility, regardless of company performance, the share conversion units are calculated by multiplying the percentage for each Director below and are granted to the Directors. The number of shares to be vested to each Director is one share per one unit. Directors Percentage of RSU awards in Total LTI Internal Directors 40% External Directors who are not ASC members 100% Directors who are ASC members 100% Regarding the number of share conversion units to be vested in a certain period after the grant for Internal Directors, and 3 years after the grant of standard points for External Directors who are not ASC members and Directors who are ASC members, 50% of the share conversion units are vested as stock and the remaining are paid in cash. As for Performance Share Unit awards as part of Long-Term Incentives, please refer to 5.2 above. 7. Rationale that compensation for each Director (excluding ASC members) is in line with Director's Compensation Policy As stated in 5. Compensation Governance in section 1. Director’s Compensation Policy, in order to provide for objectivity and transparency in the compensation setting process, based on the resolution by the Board of Directors, the Compensation Committee has been delegated the authority to make decisions on individual compensation for Internal Directors. Individual compensation for External Directors who are not ASC members proposed by the Compensation Committee is approved by the Board of Directors. The level of compensation, compensation mix, and performance-based compensation (Short- and Long-term Incentive programs) for Directors is reviewed by the Compensation Committee from a multilateral perspective, consistent with the Director’s Compensation Policy stated above. Based on the resolution by the Board of Directors, the Compensation Committee was delegated authority to make decisions on individual compensation and determined the amount of individual compensation for Internal Directors for this fiscal year. The Compensation Committee proposed the amount of compensation for External Directors who are not ASC members to the Board of Directors. Therefore, after confirming the review of the process and the content of the proposal of the Compensation Committee, the Board of Directors believes that the individual compensation for Internal Directors and External Directors who are not ASC members is aligned with the Director’s Compensation Policy stated above.

- 64 - (6) External Directors Major activities during this fiscal year and the summary of the duties which were conducted by the External Directors with regard to the roles which the Company had expected them to fulfill. Name Number of meetings attended Major activities during this fiscal year and the summary of the duties which were conducted by the External Directors with regard to the roles which the Company had expected them to fulfill Board of Directors Audit and Supervisory Committee Directors Masami Iijima 8/8 － He actively participated in the discussions at the Board of Directors meetings by leveraging his deep insights from extensive experience in various fields including corporate governance and risk management as well as global management of the company. Also, he facilitated the Board of Directors meetings and Nomination Committee meetings as the chairperson as well as led meetings of External Directors, which contributed to the making of fair and appropriate decisions and the sound management in the Company. Ian Clark 8/8 － He actively participated in the discussions at the Board of Directors meetings by leveraging his deep insights from extensive experience in the management of global healthcare companies in Europe and Canada, and his remarkable expertise especially in marketing in the area of oncology and operations of the biotechnology division of a healthcare company, which contributed to the making of fair and appropriate decisions and the sound management in the Company. Steven Gillis 8/8 － He has a Ph.D. in Biology and has served in several pivotal positions at global healthcare companies in the U.S. and Europe. He actively participated in the discussion at the Board of Directors meetings and Nomination Committee meetings leveraging such extensive experience and his remarkable expertise especially in the area of healthcare businesses for immunological therapy, which contributed to the making of fair and appropriate decisions and the sound management in the Company. Emiko Higashi 8/8 1/1 She actively participated in the discussions at the Board of Directors meetings, Nomination Committee meetings and Compensation Committee meetings by leveraging her extensive experience and wide expertise on healthcare, technology and financial industries, which contributed to the making of fair and appropriate decisions and the sound management in the Company. John Maraganore 8/8 － He actively participated in the discussions at the Board of Directors meetings and Compensation Committee meetings by leveraging his deep insights from extensive experience in management of global business in the pharmaceutical industry, which contributed to the making of fair and appropriate decisions and the sound management in the Company. Michel Orsinger 8/8 － He actively participated in the discussions at the Board of Directors meetings, Nomination Committee meetings and Compensation Committee meetings by leveraging his deep insights from extensive experience in the management of business at major healthcare companies in the U.S. and Europe, which contributed to the making of fair and appropriate decisions and the sound management in the Company.

- 65 - Name Number of meetings attended Major activities during this fiscal year and the summary of the duties which were conducted by the External Directors with regard to the roles which the Company had expected them to fulfill Board of Directors Audit and Supervisory Committee Miki Tsusaka 8/8 － She actively participated in the discussions at the Board of Directors meetings by leveraging her wide expertise in global business, strategy and data & digital, which contributed to the making of fair and appropriate decisions and the sound management in the Company. Directors who are Audit and Supervisory Committee Members Koji Hatsukawa 8/8 8/8 He has wide-ranging experience and expertise in the area of corporate finance and accounting as a certified public accountant. He contributed to the making of fair and appropriate decisions and the sound management in the Company by actively participating in the discussions at the Board of Directors meetings based on such experience and expertise. He also contributed to the realization of the mission of Audit and Supervisory Committee: to ensure the sound and continuous growth of the Company, realize the creation of mid-and long-term corporate value, and establish a good corporate governance system worthy of society’s trust through supervision and audit. Jean-Luc Butel 8/8 7/7 He actively participated in the discussions at the Board of Directors meetings and Nomination Committee meetings by leveraging his deep insights from extensive experience in the management of business at major global healthcare companies in the U.S., Europe and Asia, which contributed to the making of fair and appropriate decisions and the sound management in the Company. He also contributed to the realization of the mission of Audit and Supervisory Committee: to ensure the sound and continuous growth of the Company, realize the creation of mid-and long- term corporate value, and establish a good corporate governance system worthy of society’s trust through supervision and audit. Yoshiaki Fujimori 8/8 8/8 He actively participated in the discussions at the Board of Directors meetings and Nomination Committee meetings by leveraging his insights from extensive experience in global management of healthcare companies, which contributed to the making of fair and appropriate decisions and the sound management in the Company. He also contributed to the realization of the mission of Audit and Supervisory Committee: to ensure the sound and continuous growth of the Company, realize the creation of mid-and long-term corporate value, and establish a good corporate governance system worthy of society’s trust through supervision and audit. Kimberly A. Reed 8/8 8/8 She actively participated in the discussions at the Board of Directors meetings and Compensation Committee meetings by leveraging her extensive U.S. domestic and international experience, leadership and wide expertise, which contributed to the making of fair and appropriate decisions and the sound management in the Company. She also contributed to the realization of the mission of Audit and Supervisory Committee: to ensure the sound and continuous growth of the Company, realize the creation of mid-and long-term corporate value, and establish a good corporate governance system worthy of society’s trust through supervision and audit.

- 66 - (Notes) 1. Director Emiko Higashi retired from her position as Director who is an ASC Member due to the expiration of her term of office and was elected and took office as Director effective as of the closing of the 148th Annual General Meeting of Shareholders held on June 26, 2024. Accordingly, the Audit and Supervisory Committee meeting to be attended by her is the meeting held prior to her retirement from her position as Director who is an ASC Member. 2. Director who is an ASC Member Jean-Luc Butel retired from his position as Director due to the expiration of his term of office and was elected and took office as Director who is an ASC Member effective as of the closing of the 148th Annual General Meeting of Shareholders held on June 26, 2024. Accordingly, the Audit and Supervisory Committee meetings to be attended by him are the meetings held after he took office as Director who is an ASC Member. 4. Accounting Auditor (1) Name of Accounting Auditor KPMG AZSA LLC (2) Amount of fee, etc. of Accounting Auditor for this Fiscal Year (i) Amount of fee, etc. for this fiscal year JPY 1,297 million (ii) Total amount of cash and other financial benefits to be paid by the Company and its subsidiaries JPY 2,431 million (Notes) 1. As the audit agreement between the Company and its Accounting Auditor does not differentiate the amount of fee, etc. for audit under the Companies Act from those for audit under the Financial Instruments and Exchange Act and such differentiation is impossible in practice, the above amounts show the total fee, etc. for both audits. 2. The Audit and Supervisory Committee reviews and examines the audit plan of the Accounting Auditor, the status of audit by Accounting Auditor and the rationale for calculating the estimated audit fee based on the Guideline of Practice for Cooperation with Accounting Auditor published by Japan Audit & Supervisory Members Association. As a result of such review and examination, the Audit and Supervisory Committee agreed with the fee, etc. of the Accounting Auditor pursuant to Article 399, Paragraph 1 of the Companies Act. 3. As for the subsidiaries of the Company located overseas as listed in “1. Current State of the Takeda Group, (8) Principal Subsidiaries (as of March 31, 2025)”, audit firms other than KPMG AZSA LLC perform audit for the financial statements. (3) Non-audit services The Company commissions to the Accounting Auditor the non-audit services which fall under services other than the services set forth in Article 2, Paragraph 1 of the Certified Public Accountants Act in respect of services for “Issuance of comfort letter for the bond issue.” (4) Decision-Making Policy on Dismissal or Rejection of the Reappointment of Accounting Auditor If the Accounting Auditor is determined to fall under any of the events prescribed in each item of Article 340, Paragraph 1 of the Companies Act, or if an event which has a material adverse effect on the audit of the Company occurs, including, but not limited to, the case in which such Accounting Auditor’s auditing license is suspended, the Accounting Auditor shall be dismissed by the Audit and Supervisory Committee based on the approval of all members thereof. In addition, the Audit and Supervisory Committee, taking into consideration the audit quality, the quality control and independence of the Accounting Auditor and other factors, shall determine whether or not the Accounting Auditor will be reappointed.

- 67 - 5. Overview of the Systems to Ensure the Appropriateness of Operations of the Company and the Status of Implementation of such Systems (1) Overview of the systems to ensure the appropriateness of operations The Company regards internal control, together with risk management, as an important component of corporate governance and has developed its internal control system as described below. (i) Systems to ensure the appropriateness of operations in the Takeda Group • The Company’s “Corporate Philosophy,” consisting of its “Purpose,” “Values: Takeda-ism,” “Vision” and “Imperatives,” is deeply engrained throughout the organization. These principles serve as the foundation of the Takeda corporate culture. In addition, the Company is continuously working to strengthen its compliance framework through the dissemination of the "Takeda Global Code of Conduct" and development of ethics and compliance programs. • As a “company with an Audit and Supervisory Committee (ASC),” the Company has established a system that enables the ASC to effectively perform its duties relating to audit and supervision, and has increased the proportion and diversity of External Directors to ensure the transparency and objectivity of the Board of Directors (BOD). • The Company has voluntarily established its Nomination Committee and Compensation Committee, as advisory bodies to the BOD. Both committees ensure objectivity and fairness in the selection and compensation of Directors by having only External Directors as committee members, including the Chairperson. • The Company has established the below management committees to properly deliberate and decide on important matters: o Business & Sustainability Committee: responsible for corporate/business and sustainability-related matters o Portfolio Review Committee: responsible for R&D and product related matters o Risk, Ethics & Compliance Committee: responsible for risk management, business ethics and compliance matters. • The Company has established the Takeda Executive Team (TET), which consists of the President & CEO and the heads of the divisions of the Takeda Group, to strengthen its global business management and foster cross- divisional collaboration. • The Company has established the “Takeda Group’s Management Policy (T-MAP),” which summarizes the Company’s business and operations, decision-making and reporting structures, important operational rules, and applies it to all divisions and subsidiaries of the Takeda Group. In addition, each TET member establishes rules for operations and delegation of authority in each division and subsidiary to ensure that operations are conducted appropriately. • The Company has developed a management system across the Takeda Group by establishing Global Policies such as business resilience, Environment, Health and Safety (EHS) and raising & handling concerns of potential misconduct. • The Company has established a Quality Management System (QMS), which includes documented requirements and procedures. Audits and compliance monitoring ensure proper operations in research and development, manufacturing and product quality, as well as compliance with the laws and regulations of the pharmaceutical industry (GxP). • The Company has established the Group Internal Audit (GIA), an independent assurance function within Takeda Group, to support the enhancement and protection of organizational value through its audit activities. The GIA department develops and maintains an audit quality assurance and improvement program and conducts internal audit activities.

- 68 - (ii) System for retention and management of information concerning the execution of the duties of Directors • The Company has established the “Global Records and Information Management (RIM) Policy” and properly retains and manages the BOD meeting minutes, approvals of management decisions, and other information concerning the execution of the duties of Directors. (iii) Rules and other systems for managing the risk of loss • The Company has established an integrated system that brings together the three areas of enterprise risk management, business continuity management, and crisis management based on the “Global Business Resilience Policy.” • The Company conducts annual enterprise risk assessment for the identification, evaluation, and mitigation planning for prioritized risks. • The Company develops business continuity plans for major risks and essential business areas. • The Company formulates crisis management plans to identify, manage and recover from a crisis and responds to it by organizing a Crisis Management Committee according to the level of impact. • The Company has established principles and processes to identify, monitor and report high-risk business activities based on the “Global Monitoring Policy.” • The Company has established a patient safety and quality management framework, under both normal state and crisis mode, to initiate necessary actions for patient safety and quality issues including product recall. (iv) System to ensure that the duties of Directors are executed efficiently • Under the provisions of its Articles of Incorporations, the Company has established a structure that delegates a certain degree of decision-making authorities with respect to business execution to certain Directors. This enables the BOD to focus more on business strategies, internal controls and other important business matters of the Takeda Group. • These matters delegated to certain Directors are discussed and decided at the appropriate management committees, to ensure an agile and effective decision-making process. • The Company has established delegation of authority and decision-making rules such as the "Board of Directors Charter" and "T-MAP" to ensure the duties of the Directors are executed in an appropriate and efficient manner. (v) Systems to ensure that Directors and employees comply with laws and regulations and the Company’s Articles of Incorporation in executing their duties • The Company has established a dedicated department responsible for business ethics and compliance in order to strengthen group-wide compliance systems. • The Company has established its Code of Conduct, global policies (prohibition of bribery, handling of personal information, prohibition of insider trading, etc.) and other compliance-related internal rules, and implements training programs throughout the Takeda Group. • The Company has established global policies and internal rules for interactions with healthcare professionals, healthcare entities, patients, patient organizations, government officials and government entities to comply with laws and regulations, which are essential for pharmaceutical companies. • The Company has established guidelines for raising and handling concerns of potential misconduct and has procedures for employees to remain anonymous and ensure their confidentiality through the Takeda Ethics Line. (vi) System to ensure the reliability of financial reporting • The Company ensures the reliability of disclosed materials by establishing and implementing an internal control system for financial reporting based on the 2013 Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

- 69 - (vii) Basic Views on Eliminating Anti-Social Forces • The Company’s basic policy is to eliminate any relationship, including normal transactions, with antisocial forces that pose a threat to the order or safety of civil society. The Company works to avert any damage from antisocial forces by maintaining close contact with the police, collecting information, and providing the information and training opportunities internally. (viii) System to ensure that the audits by the Audit and Supervisory Committee are conducted effectively The Company has established the following system that defines the roles, authority, duties, etc. of the ASC through the “Audit and Supervisory Committee Charter,” as well as internal guidelines regarding the audit and supervision of the ASC. 1) Matters related to ensuring the independence from the Directors, of employees who assist the ASC, and the effectiveness of instructions given to such employees by the ASC: • The ASC Office is established, and dedicated staff members are appointed, in order to assist ASC in the execution of duties under the direction of the ASC. • The appointment, personnel changes, personnel evaluations and other matters related to the dedicated staff members require the consent of the ASC. 2) Structure for the Directors and employees to report to the ASC, and other reporting structures related to the ASC: • The ASC is informed on matters concerning the Company’s basic management policy and plans, and material matters including those related to subsidiaries and affiliates of the Company. • Any facts that could cause significant damage to the Takeda Group need to be immediately reported to the ASC. • The ASC can access the minutes and materials of important meetings at any time. • The Company has established a system to ensure that the Directors and employees would not be subject to any unfavorable treatment for reporting to the ASC. 3) Other systems to ensure that audits by the ASC are performed effectively: • The ASC can conduct systematic audits in cooperation with the internal audit division (to which the ASC is authorized to give instructions), the internal control promotion division and the accounting auditor. • Expenses necessary for the execution of duties by the ASC and the ASC members are borne by the Company. (2) Overview of the status of the implementation of systems to ensure the appropriateness of operations During this fiscal year, the Company made efforts to appropriately implement the systems described in (1) above. The major efforts made by the Company during this fiscal year that are considered important for internal control, are as follows: [Dissemination of the Company’s Corporate Philosophy] • TET members including the President & CEO, are working to permeate the Company’s Corporate Philosophy throughout the Takeda Group and to its employees. This philosophy includes the company's “Purpose,” “Values: Takeda-ism,” “Vision” and “Imperatives.” They are achieving this through various means such as delivering internal messages and holding town hall meetings. [Strengthening of the Corporate Governance Structure] • The Company is a “company with an Audit and Supervisory Committee (ASC)” and has since increased the proportion and diversity of its External Directors. This was done to ensure that the Board of Directors (BOD) and the ASC can fulfill their respective roles more appropriately. As of the end of this fiscal year, the BOD consists of 14 members (including three female Directors), of which 11 are External Directors (with the three other Directors being

- 70 - referred to herein as “Internal Directors”). Six Directors are Japanese and eight are foreign nationals. All External Directors meet the applicable criteria of independence established by the financial instruments exchanges. • All ASC members, including the head, are External Directors. • The Company has voluntarily established the Nomination Committee and the Compensation Committee as advisory bodies for the BOD. All members of each Committee, including the Chairperson, are External Directors. [Status of the BOD] • The BOD held eight meetings during this fiscal year, chaired by an External Director. Each Director, drawing from their diverse backgrounds, made appropriate statements from their respective points of view. • As mentioned above, the BOD delegates the authority to decide on important business execution matters to the Internal Directors. This allows the BOD to allocate more time to deliberate on issues that can have a significant impact on the Takeda Group and its management strategies and oversee the performance of the Internal Directors in executing the business. • Prior to each BOD meeting, External Directors receive an explanation of the meeting agenda from the Internal Directors. In addition, when new External Directors are appointed, the Company ensures that they thoroughly understand their legal obligations and provides them with information on the Company’s business environment, strategy, etc. to deepen their understanding. • During the BOD meetings, each External Director actively participates in the discussions and expresses their opinions on the agenda items. They provide valuable insights based on their broad experience in corporate management or their deep expertise in specialized areas such as accounting and law. • An evaluation of this fiscal year’s performance and effectiveness of the BOD was conducted by a third-party organization through individual interviews with all of the Directors. The interview focused on key evaluation items such as “Board discussion, culture, and dynamics,” “Board composition and succession,” “CEO succession,” “Shareholder relations,” and “Board operations.” In addition, the Directors were also requested to make self- evaluations on the “oversight by ASC and Nomination Committee.” After incorporating the analysis and recommendations made by the third-party organization, the overall evaluation result was explained by the third- party organization and discussed by all Directors. • The Compensation Committee members conducted a self-evaluation on the “effectiveness of the Compensation Committee” through questionnaires which were created with support from a third-party organization and the Compensation Committee confirmed its effectiveness. The Compensation Committee reported to the BOD that the Compensation Committee would strive to continuously improve its effectiveness based on the results of the self-evaluation. Additionally, a third-party evaluation of the effectiveness of the Nomination Committee and the Compensation Committee was conducted this fiscal year, and all Directors discussed the results of evaluation and their recommendations. Through these evaluation processes, it was concluded that the BOD was working effectively, confirming that (i) there were no new material concerns which were pointed out (ii) there is effective leadership in management and the Board and, (iii) governance is working robustly. In addition, the BOD confirmed certain improvements from the previous fiscal year concerning “culture,” and “dynamics with each other and management (mutual respect, smooth information flow, and candid discussions).” The BOD also confirmed the effectiveness of the ASC, Nomination Committee and Compensation Committee and their contributions to the robust corporate governance of the Company. [Efforts to develop the internal control system in the Takeda Group] • For matters other than those that need to be resolved by the Company’s decision-making bodies (specifically, the BOD, the Business & Sustainability Committee, the Portfolio Review Committee, and the Risk, Ethics & Compliance Committee), decision-making authority is delegated to the TET members which consists of the President & CEO and the heads of the Takeda Group. The delegation of authority from TET members to their subordinates is conducted based on the “Global Policy - Delegation of Authority.” • In addition, this fiscal year, the Company established the Digital Portfolio Committee to deliberate and decide on important initiatives that have data or digital components.

- 71 - • The Group Internal Audit (GIA) department conducted an internal audit of each business unit/function of the Company and each group company based on the “Group Internal Audit Charter,” and reported the results to the President & CEO, ASC, and BOD. In addition, the GIA department conducted verification procedures to assess the effectiveness of internal control systems for financial reporting and reported the results to the Global Finance division. • The Global Finance division confirmed the effectiveness of the internal controls of financial reporting of the Company’s business unit/function. This was confirmed based on (i) the results of its testing program, which evaluated the design and operating effectiveness of our controls, as well as (ii) answers to self-assessment through questionnaires received from the heads of each business unit/function of the Company. In addition, the Global Finance division reported the final assessment, including the results of the testing, to the Chief Financial Officer (CFO), President & CEO, ASC and BOD. • The Global Quality division maintained the Company’s commitment to, and vision for quality, and conducted global quality assurance for the Takeda Group based on the “Global Quality Policy.” • The Corporate EHS department confirmed the roles and responsibilities of its personnel to effectively monitor and execute the Company’s environmental, occupational health and safety management activities. Additionally, based on Takeda's "Global Environment, Health, and Safety Policy and Position" and other publicly available Takeda environmental positions, the Corporate EHS department sets specific targets and conducted internal audits of the Takeda group from the perspectives of environmental management, occupational health and safety, and compliance. [Efforts to promote compliance] • The Company monitored potentially high-risk business activities, and made continuous improvements based on identified root causes. • Takeda Group’s compliance-related issues were regularly reported to the Risk, Ethics & Compliance Committee and the ASC, and to the BOD and the TET in a timely manner. [Efforts relating to risk management] • The principal enterprise risks and their mitigation measures of this fiscal year were discussed and validated at the Risk, Ethics & Compliance Committee through an enterprise risk assessment report. • The enterprise risk assessment report was discussed and approved by the BOD. Responsibility for execution of the risk mitigation measures was delegated to TET risk owners. • Other concrete efforts relating to risk management for this fiscal year are as follows: † Through the risk coordinator community within the Takeda Group, the Company promotes upskilling in risk management practices and knowledge sharing. The Company also uses a simple and user-friendly enterprise risk assessment tool, which facilitates a single view of risk across the Company. Based on this technology- based solution, the Company expects to promote efficiency and improve its ability to analyze risk data and trends and take a more data-driven approach. † In addition, the Company undertakes educational initiatives and simulations for the purpose of enhancing processes and level of proficiency associated with crisis management activities such as pandemic situations, shortages of critical therapies and market actions, natural disasters, and geopolitical risks. † With respect to product quality risk, the Company integrates the identification, assessment and control of risks into its Quality Management System and provides risk management tools, training and support to employees who are involved in R&D, manufacturing and quality. † The Company conducts various risk assessments and assurance activities in relation to data privacy and Artificial Intelligence (AI) risks. † The Company conducted the following actions for cybersecurity: ◼ Since the Company recognizes the critical role that cybersecurity plays in ensuring trusted digital interactions with the Company’s stakeholders, the Data, Digital & Technology Risk, Ethics & Compliance Committee was formed to address digital risk decisions, including those related to cybersecurity.

- 72 - ◼ Mandatory online training, with the latest information concerning cyber threats in each business, was provided to all employees in order to strengthen cybersecurity awareness and address emerging threats. ◼ The Company continued to make investments to strengthen security in the process and technical aspects of the Company’s data and technology infrastructure. Insurance is held to cover certain costs related to significant cybersecurity events that the Company may face in the future. † The company periodically conducts a crisis management exercise for TET without advance notice, in order to elate their crisis readiness and resilience. † The Regional Crisis Management Committee concerning the situation in Ukraine and Gaza Strip continued to operate and ensured the safety of employees by the swift and ongoing provision of safety confirmations and necessary support to employees. † The Regional Crisis Management Committee concerning Taiwan and China’s potential geopolitical issue and Korea’s political uncertainty was formed for preparation to ensure the safety of employees by identifying key triggers for the elevations of situations. [Efforts by the Audit and Supervisory Committee] • The ASC meetings are chaired by the head of the ASC. The ASC held eight meetings during this fiscal year, and the members exchanged information and opinions relating to matters such as the agenda of the BOD meetings, status of the Director’s business executions and the status of the Company’s internal control system. The ASC members obtained information by attending important meetings, hearing periodic business reports from divisions executing the business and collaborating with the GIA department and the internal control promotion division to gather insights. This was done with the assistance of the ASC Office staff, who collect information on a regular basis. The ASC formulated their audit opinions by sharing this information amongst all of the ASC members. • The ASC reported on the result of the previous fiscal year’s activities and its activity policy and plan for this fiscal year and exchanged opinions at the BOD meeting. As necessary, the ASC also gave its opinion on the Directors’ business execution. • The ASC had meetings to exchange opinions with the GIA department regularly or as necessary, and received reports related to the Company’s internal audit plan and audit results. The ASC effectively utilized these results for ASC’s audit after confirming the appropriateness of these reports. In addition, the ASC conducted a systematic audit while instructing or requesting an investigation as necessary to the GIA department and coordinating activities in their respective audit plans. • The appointed ASC Members attended the Nomination Committee and the Compensation Committee as members of those committees and stated their opinions relating to the election of Directors who are not ASC Members and their compensation. Also, the information obtained from these committees was shared at the ASC, and through this and other relevant processes, the ASC formulated its opinion appropriately and performed its duties of supervision. **************************************************************** [Note to Business Report] All monetary amounts indicated in the Business Report are rounded to the nearest unit.

- 73 - CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED STATEMENT OF PROFIT OR LOSS [IFRS] [Reference] CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME [IFRS] (April 1, 2024 to March 31, 2025) (April 1, 2024 to March 31, 2025) (Million JPY) (Million JPY) Item Amount [Reference] Amount of previous period Revenue 4,581,551 4,263,762 Cost of sales (1,580,217) (1,426,678) Selling, general and administrative expenses (1,104,766) (1,053,819) Research and development expenses (730,227) (729,924) Amortization and impairment losses on intangible assets associated with products (643,233) (652,117) Other operating income 26,212 19,379 Other operating expenses (206,733) (206,527) Operating profit 342,586 214,075 Finance income 46,549 52,093 Finance expenses (210,065) (219,850) Share of profit (loss) of investments accounted for using the equity method (3,986) 6,473 Profit before tax 175,084 52,791 Income tax (expenses) benefit (66,941) 91,406 Net profit for the year 108,143 144,197 Attributable to: Owners of the Company 107,928 144,067 Non-controlling interests 215 130 Net profit for the year 108,143 144,197 Item Amount [Reference] Amount of previous period Net profit for the year 108,143 144,197 Other comprehensive income (loss) Items that will not be reclassified to profit or loss: (19,357) (2,693) Changes in fair value of financial assets measured at fair value through other comprehensive income (12,311) 2,309 Remeasurement of defined benefit pension plans (7,046) (5,002) Items that may be reclassified subsequently to profit or loss: (146,484) 997,702 Exchange differences on translation of foreign operations (153,345) 968,842 Cash flow hedges (956) 23,456 Hedging cost 7,963 7,197 Share of other comprehensive loss of investments accounted for using the equity method (145) (1,793) Other comprehensive income (loss) for the year, net of tax (165,841) 995,009 Total comprehensive income (loss) for the year (57,698) 1,139,206 Attributable to: Owners of the Company (57,852) 1,139,033 Non-controlling interests 154 173 Total comprehensive income (loss) for the year (57,698) 1,139,206 (Note) Consolidated Statement of Comprehensive Income is not required by the Companies Act and is not audited, but it is presented for the reference purpose.

- 74 - CONSOLIDATED STATEMENT OF FINANCIAL POSITION [IFRS] (As of March 31, 2025) (Million JPY) Item Amount [Reference] Amount of previous period ASSETS Non-current assets Property, plant and equipment 1,968,209 1,989,777 Goodwill 5,324,430 5,410,067 Intangible assets 3,631,560 4,274,682 Investments accounted for using the equity method 10,802 89,831 Other financial assets 351,124 340,777 Other non-current assets 70,282 51,214 Deferred tax assets 370,745 393,865 Total non-current assets 11,727,152 12,550,212 Current assets Inventories 1,217,349 1,209,869 Trade and other receivables 709,465 668,403 Other financial assets 20,476 15,089 Income taxes receivable 15,789 29,207 Other current assets 159,603 168,875 Cash and cash equivalents 385,113 457,800 Assets held for sale 13,397 9,337 Total current assets 2,521,192 2,558,580 TOTAL ASSETS 14,248,344 15,108,792 Item Amount [Reference] Amount of previous period LIABILITIES Non-current liabilities Bonds and loans 3,966,326 4,476,501 Other financial liabilities 550,900 687,833 Net defined benefit liabilities 135,429 143,882 Income taxes payable 317 4,381 Provisions 35,177 14,373 Other non-current liabilities 82,542 80,938 Deferred tax liabilities 35,153 113,777 Total non-current liabilities 4,805,844 5,521,684 Current liabilities Bonds and loans 548,939 367,251 Trade and other payables 475,541 547,521 Other financial liabilities 219,120 143,421 Income taxes payable 133,497 109,906 Provisions 533,140 524,420 Other current liabilities 596,283 619,174 Liabilities held for sale - 1,410 Total current liabilities 2,506,521 2,313,103 Total liabilities 7,312,365 7,834,788 EQUITY Share capital 1,694,685 1,676,596 Share premium 1,775,713 1,747,414 Treasury shares (74,815) (51,259) Retained earnings 1,187,586 1,391,203 Other components of equity 2,351,915 2,509,310 Equity attributable to owners of the company 6,935,084 7,273,264 Non-controlling interests 895 741 Total equity 6,935,979 7,274,005 TOTAL LIABILITIES AND EQUITY 14,248,344 15,108,792

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY [IFRS] (April 1, 2024 to March 31, 2025)

(Million JPY)

	Equity attributable to owners of the Company					
					Other components of equity	
	Share capital	Share premium	Treasury shares	Retained earnings	Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2024	**1,676,596**	**1,747,414**	**(51,259)**	**1,391,203**	**2,573,407**	**15,729**
Net profit for the year				107,928		
Other comprehensive income (loss)					(153,429)	(12,311)
Comprehensive income (loss) for the year	**-**	**-**	**-**	**107,928**	**(153,429)**	**(12,311)**
Transactions with owners:						
Issuance of new shares	18,089	18,089				
Acquisition of treasury shares		(20)	(51,905)			
Disposal of treasury shares		0	0			
Dividends				(303,160)		
Transfers from other components of equity				(8,385)		1,339
Share-based compensation		74,707				
Exercise of share-based awards		(64,476)	28,348			
Total transactions with owners	**18,089**	**28,300**	**(23,557)**	**(311,545)**	**-**	**1,339**
As of March 31, 2025	**1,694,685**	**1,775,713**	**(74,815)**	**1,187,586**	**2,419,978**	**4,757**

	Equity attributable to owners of the Company					Non-controlling interests	Total equity
	Other components of equity				Total equity attributable to owners of the Company		
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity			
As of April 1, 2024	**(63,896)**	**(15,930)**	**-**	**2,509,310**	**7,273,264**	**741**	**7,274,005**
Net profit for the year				-	107,928	215	108,143
Other comprehensive income (loss)	(956)	7,963	(7,046)	(165,780)	(165,780)	(61)	(165,841)
Comprehensive income (loss) for the year	**(956)**	**7,963**	**(7,046)**	**(165,780)**	**(57,852)**	**154**	**(57,698)**
Transactions with owners:							
Issuance of new shares				-	36,178		36,178
Acquisition of treasury shares				-	(51,925)		(51,925)
Disposal of treasury shares				-	0		0
Dividends				-	(303,160)		(303,160)
Transfers from other components of equity			7,046	8,385	-		-
Share-based compensation				-	74,707		74,707
Exercise of share-based awards				-	(36,129)		(36,129)
Total transactions with owners	**-**	**-**	**7,046**	**8,385**	**(280,328)**	**-**	**(280,328)**
As of March 31, 2025	**(64,852)**	**(7,967)**	**-**	**2,351,915**	**6,935,084**	**895**	**6,935,979**

- 75 -

- 76 - UNCONSOLIDATED FINANCIAL STATEMENTS UNCONSOLIDATED BALANCE SHEET (As of March 31, 2025) (Million JPY) Item Amount [Reference] Amount of previous period Current assets 588,944 730,761 Cash and deposits 169,555 130,947 Accounts receivable 37,011 47,917 Securities 93,576 122,471 Merchandise and products 76,940 62,146 Work in process 36,480 38,541 Raw materials and supplies 53,043 43,223 Income taxes receivables 374 1,865 Short-term loans receivable from subsidiaries and affiliates 300 179,261 Other 121,665 104,390 Non-current assets 8,900,431 9,025,558 Tangible non-current assets 172,634 169,311 Buildings and structures 78,850 81,261 Machinery and equipment 18,661 21,668 Vehicles 42 45 Tools and fixtures 11,689 10,837 Land 35,043 35,043 Lease assets 1,438 1,211 Construction in progress 26,911 19,248 Intangible non-current assets 28,365 31,933 Investments and other assets 8,699,433 8,824,314 Investment securities 99,274 37,044 Investment in subsidiaries and affiliates 7,693,846 7,853,042 Contributions to subsidiaries and affiliates 8,589 647,460 Long-term deposits 5,854 5,913 Long-term loans receivable from subsidiaries and affiliates 700,461 - Prepaid pension costs 79,809 64,926 Deferred tax assets 65,929 123,639 Other 45,671 92,290 TOTAL ASSETS 9,489,375 9,756,319 Item Amount [Reference] Amount of previous period Current liabilities 1,888,365 1,171,639 Accounts payable 90,292 71,654 Other payable 148,449 141,538 Accrued expenses 70,015 71,022 Income taxes payable 1,506 445 Short-term loans 1,042,099 415,969 Current portion of bonds 270,000 317,000 Current portion of long-term loans 85,000 50,000 Deposits received 151,577 69,157 Reserve for employees’ bonuses 14,069 14,817 Reserve for share-based payments 3,040 3,171 Reserve for bonuses for directors and corporate auditors 454 436 Reserve for restructuring costs 1,313 1,022 Other 10,550 15,408 Non-current liabilities 3,611,655 4,496,482 Bonds 3,392,083 3,016,582 Long-term loans 164,997 1,341,465 Reserve for retirement benefits 7,064 7,789 Reserve for litigation 703 762 Reserve for share-based payments 2,000 2,438 Reserve for restructuring costs - 452 Asset retirement obligations 1,733 1,832 Long-term deferred income 13,092 12,880 Other 29,984 112,282 Total liabilities 5,500,020 5,668,121 Shareholders' equity 4,528,923 4,661,339 Share capital 1,694,685 1,676,596 Share premium 1,709,762 1,685,597 Additional paid-in capital 1,686,697 1,668,608 Other share premium 23,065 16,989 Retained earnings 1,199,261 1,350,375 Legal reserve 15,885 15,885 Other retained earnings 1,183,376 1,334,490 Reserve for retirement benefits 5,000 5,000 Reserve for dividends 11,000 11,000 Reserve for research and development 2,400 2,400 Reserve for capital improvements 1,054 1,054 Reserve for promotion of exports 434 434 Reserve for reduction of noncurrent assets 26,716 28,832 General reserve 814,500 814,500 Unappropriated retained earnings 322,273 471,270 Treasury shares (74,786) (51,229) Valuation and translation adjustments (540,674) (574,252) Unrealized gains on available- for-sale securities 6,151 11,031 Deferred gains on derivatives under hedge accounting (546,824) (585,282) Share acquisition rights 1,106 1,111 Total net assets 3,989,355 4,088,198 TOTAL LIABILITIES AND NET ASSETS 9,489,375 9,756,319

- 77 - UNCONSOLIDATED STATEMENT OF OPERATIONS (April 1, 2024 to March 31, 2025) (Million JPY) Item Amount [Reference] Amount of previous period Net sales 580,360 595,575 Cost of sales 258,904 245,505 Gross profit 321,456 350,070 Selling, general and administrative expenses 284,559 302,001 Operating income 36,897 48,070 Non-operating income 211,842 391,614 Interest and dividend income 195,321 306,382 Other 16,522 85,231 Non-operating expenses 162,145 153,285 Interest expenses 120,671 82,204 Other 41,474 71,081 Ordinary income 86,594 286,399 Extraordinary income 134,776 138,488 Gain on restructuring of subsidiaries and affiliates 120,061 138,488 Gain on sales of investment securities 14,715 - Extraordinary loss 22,038 33,545 Restructuring costs 22,038 - Loss on Litigation - 33,545 Income before income taxes 199,332 391,342 Income taxes – current (705) 20,281 Income taxes – deferred 47,217 32,187 Net income 152,820 338,874

UNCONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS (April 1, 2024 to March 31, 2025)

(Million JPY)

	Shareholders' equity									Valuation and translation adjustments			Share acquisition rights	Total net assets
	Share capital	Share premium			Retained earnings			Treasury shares	Total shareholders' equity	Unrealized gains on available-for-sale securities	Deferred gains on derivatives under hedge accounting	Total valuation and translation adjustments		
		Additional paid-in capital	Other share premium	Total share premium	Legal reserve	Other retained earnings (*)	Total retained earnings							
As of April 1, 2024	1,676,596	1,668,608	16,989	1,685,597	15,885	1,334,490	1,350,375	(51,229)	4,661,339	11,031	(585,282)	(574,252)	1,111	4,088,198
Changes of items during the fiscal year														
Issuance of new shares	18,089	18,089		18,089			-		36,178			-		36,178
Dividends				-		(303,934)	(303,934)		(303,934)			-		(303,934)
Reversal of reserve for reduction of noncurrent assets				-			-		-			-		-
Net income				-		152,820	152,820		152,820			-		152,820
Acquisition of treasury shares				-			-	(51,905)	(51,905)			-		(51,905)
Disposal of treasury shares			6,077	6,077			-	28,348	34,425			-		34,425
Net change in items other than shareholders' equity during the fiscal year				-			-		-	(4,880)	38,458	33,578	(5)	33,573
Total changes of items during the fiscal year	18,089	18,089	6,077	24,166	-	(151,114)	(151,114)	(23,557)	(132,416)	(4,880)	38,458	33,578	(5)	(98,843)
As of March 31, 2025	1,694,685	1,686,697	23,065	1,709,762	15,885	1,183,376	1,199,261	(74,786)	4,528,923	6,151	(546,824)	(540,674)	1,106	3,989,355

(*)Breakdown of other retained earnings

(Million JPY)

	Reserve for retirement benefits	Reserve for dividends	Reserve for research and development	Reserve for capital improvements	Reserve for promotion of exports	Reserve for reduction of noncurrent assets	General reserve	Unappropriated retained earnings	Total
As of April 1, 2024	5,000	11,000	2,400	1,054	434	28,832	814,500	471,270	1,334,490
Changes of items during the fiscal year									
Issuance of new shares									-
Dividends								(303,934)	(303,934)
Reversal of reserve for reduction of noncurrent assets						(2,117)		2,117	-
Net income								152,820	152,820
Acquisition of treasury shares									-
Disposal of treasury shares									-
Net change in items other than shareholders' equity during the fiscal year									-
Total changes of items during the fiscal year	-	-	-	-	-	(2,117)	-	(148,997)	(151,114)
As of March 31, 2025	5,000	11,000	2,400	1,054	434	26,716	814,500	322,273	1,183,376

- 78 -

- 79 - [English Translation of the Accounting Auditor's Report Originally Issued in the Japanese Language] [Certified Copy of the Accounting Auditor’s Report related to the Consolidated Financial Statements] Independent Auditor’s Report May 7, 2025 The Board of Directors Takeda Pharmaceutical Company Limited KPMG AZSA LLC Tokyo Office Kotetsu Nonaka Designated Limited Liability Partner Engagement Partner Certified Public Accountant Masahiko Chino Designated Limited Liability Partner Engagement Partner Certified Public Accountant Hiroaki Namba Designated Limited Liability Partner Engagement Partner Certified Public Accountant Opinion We have audited the consolidated financial statements, comprising the consolidated statement of profit or loss, the consolidated statement of financial position, the consolidated statement of changes in equity and the related notes of Takeda Pharmaceutical Company Limited (“the Company”) and its consolidated subsidiaries (collectively referred to as “the Group”) as at March 31, 2025 and for the year from April 1, 2024 to March 31, 2025 in accordance with Article 444-4 of the Companies Act. In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the latter part of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required by International Financial Reporting Standards, present fairly, in all material respects, the consolidated financial position and the results of operations of the Group for the period, for which the consolidated financial statements were prepared. Basis for Opinion We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the "Auditor’s Responsibilities in Auditing the Consolidated Financial Statements" section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Other Information The other information comprises the business report and its supplementary schedules. Management is responsible for the preparation and presentation of the other information. The Audit and Supervisory Committee is responsible for overseeing the directors’ performance of their duties with regard to the design, implementation and maintenance of the reporting process for the other information. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and,

- 80 - in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Responsibilities of the Management and Audit and Supervisory Committee for the Consolidated Financial Statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the latter part of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required by International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error. In preparing the consolidated financial statements, management shall (i) evaluate whether or not it is appropriate to prepare the consolidated financial statements based on the premise of a going concern, unless the management intends to liquidate or suspend the business or there is no other practical alternative but to do so, and (ii) disclose matters relating to a going concern if it is necessary to do so in accordance with the provisions of the latter part of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required by International Financial Reporting Standards. The Audit and Supervisory Committee is responsible for overseeing the directors’ performance of their duties with regards to the design, implementation, and maintenance of the Group’s financial reporting process. Auditor’s Responsibilities in Auditing the Consolidated Financial Statements Our responsibilities are to express an opinion on the consolidated financial statements based on our audit as independent auditor in the Auditor’s Report, obtaining reasonable assurance as to whether the consolidated financial statements as a whole are free of material misstatements, whether due to fraud or error. Misstatements can arise from fraud or error, and if it is reasonably expected to affect the decision-making of users of the consolidated financial statements individually or in the aggregate, it is considered material. In accordance with auditing standards generally accepted in Japan, we exercise professional judgment throughout the course of audit, maintain professional skepticism, and perform the following: ⚫ We identify and assess the risks of material misstatements, whether due to fraud or error. Also, we design and implement audit procedures that address the risks of material misstatements. The selection and application of audit procedures is at our discretion. In addition, we obtain sufficient and appropriate audit evidence to form the basis of the opinion. ⚫ In making those risk assessments, we consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of auditing the consolidated financial statements is not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. ⚫ We evaluate the appropriateness of the accounting policies adopted by management and the method of application thereof, as well as the reasonableness of accounting estimates made by management and the adequacy of related disclosures. ⚫ We conclude whether it is appropriate for management to prepare consolidated financial statements on the premise of a going concern, and whether there is significant uncertainty regarding events or circumstances that may cause significant doubts on the premise of a going concern based on the audit evidence obtained. We are required to draw attention to the related disclosures on the consolidated financial statements in the Auditor’s Report if significant uncertainties regarding the premise of a going concern are observed, or to express a qualified opinion with a description of qualification if such disclosures on the consolidated financial statements regarding significant uncertainties are not appropriate. Though our conclusions are based on audit evidence obtained up to the date of the Auditor’s Report, future events and circumstances may prevent the Group from continuing as a going concern. ⚫ We evaluate whether the presentation and disclosures of the consolidated financial statements comply with the provisions of the latter part of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required by International Financial Reporting Standards. In addition, we evaluate whether the presentation, structure and content of the consolidated financial statements, including the disclosures, properly present the underlying transactions and accounting events. ⚫ We plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purpose of the group audit. We remain solely responsible for our audit opinion.

- 81 - We report to the Audit and Supervisory Committee regarding, among other matters, the planned scope and timing of the audit, significant findings regarding the audit including any significant deficiencies in internal controls identified during the audit process, and any other matters required by relevant audit standards. We report to the Audit and Supervisory Committee on our compliance with Japan's professional ethics regulations regarding independence, and communicate with them matters that could reasonably be considered to bear on our independence, and where applicable, measures taken to eliminate threats or safeguards applied. Interest required to be disclosed by the Certified Public Accountants Act of Japan Our firm and its designated engagement partners have no interest in the Group which should be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan. Notes to the Reader of Independent Auditor’s Report: The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act. End of Document

- 82 - [English Translation of the Accounting Auditor's Report Originally Issued in the Japanese Language] [Certified Copy of the Accounting Auditor’s Report] Independent Auditor’s Report May 7, 2025 The Board of Directors Takeda Pharmaceutical Company Limited KPMG AZSA LLC Tokyo Office Kotetsu Nonaka Designated Limited Liability Partner Engagement Partner Certified Public Accountant Masahiko Chino Designated Limited Liability Partner Engagement Partner Certified Public Accountant Hiroaki Namba Designated Limited Liability Partner Engagement Partner Certified Public Accountant Opinion We have audited the financial statements, comprising the unconsolidated balance sheet, the unconsolidated statement of operations, the unconsolidated statement of changes in net assets and the related notes to the unconsolidated financial statements, as well as the supplementary schedules of Takeda Pharmaceutical Company Limited (“the Company”) as at March 31, 2025 and for the 148th fiscal year from April 1, 2024 to March 31, 2025 (“the Financial Statements and Others”) in accordance with Article 436-2-1 of the Companies Act. In our opinion, the Financial Statements and Others referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period, for which the Financial Statements and Others were prepared, in accordance with accounting principles generally accepted in Japan. Basis for Opinion We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the "Auditor’s Responsibilities in Auditing the Financial Statements and Others" section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Japan and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Other Information The other information comprises the business report and its supplementary schedules. Management is responsible for the preparation and presentation of the other information. The Audit and Supervisory Committee is responsible for overseeing the directors’ performance of their duties with regard to the design, implementation and maintenance of the reporting process for the other information. Our opinion on the financial statements and the accompanying supplementary schedules does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the financial statements and the accompanying supplementary schedules, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements and the accompanying supplementary schedules or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

- 83 - If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Responsibilities of the Management and Audit and Supervisory Committee for the Financial Statements and Others Management is responsible for the preparation and fair presentation of the Financial Statements and Others in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of the Financial Statements and Others that are free from material misstatements, whether due to fraud or error. In preparing the Financial Statements and Others, the management shall (i) evaluate whether or not it is appropriate to prepare the Financial Statements and Others based on the premise of a going concern, and (ii) disclose matters relating to a going concern if it is necessary to do so in accordance with accounting principles generally accepted in Japan. The Audit and Supervisory Committee is responsible for overseeing the directors’ performance of their with regards to the design, implementation and maintenance of the financial reporting process. Auditor’s Responsibilities in Auditing the Financial Statements and Others Our responsibilities are to express an opinion on the Financial Statements and Others based on our audit as independent auditor in the Auditor’s Report, obtaining reasonable assurance as to whether the Financial Statements and Others as a whole are free of material misstatements, whether due to fraud or error. Misstatements can arise from fraud or error, and if it is reasonably expected to affect the decision-making of users of the Financial Statements and Others when individually or in the aggregate, it is considered material. In accordance with auditing standards generally accepted in Japan, we exercise professional judgment throughout the course of audit, maintain professional skepticism, and perform the following: ⚫ We identify and assess the risks of material misstatements, whether due to fraud or error. Also, we design and implement audit procedures that address the risks of material misstatements. The selection and application of audit procedures is at our discretion. In addition, we obtain sufficient and appropriate audit evidence to form the basis of the opinion. ⚫ In making those risk assessments, we consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of auditing the Financial Statements and Others is not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. ⚫ We evaluate the appropriateness of the accounting policies adopted by management and the method of application thereof, as well as the reasonableness of accounting estimates made by management and the adequacy of related disclosures. ⚫ We conclude whether it is appropriate for management to prepare Financial Statements and Others on the premise of a going concern, and whether there is significant uncertainty regarding events or circumstances that may cause significant doubts on the premise of a going concern based on the audit evidence obtained. We are required to draw attention to the related disclosures on the Financial Statements and Others in the Auditor’s Report if significant uncertainties regarding the premise of a going concern are observed, or to express a qualified opinion with a description of qualification if such disclosures on the Financial Statements and Others regarding significant uncertainties are not appropriate. Though our conclusions are based on audit evidence obtained up to the date of the Auditor’s Report, future events and circumstances may prevent the Company from continuing as a going concern. ⚫ We evaluate whether the presentation and disclosures of the Financial Statements and Others comply with accounting standards generally accepted in Japan. In addition, we evaluate whether the presentation, structure and content of the Financial Statements and Others, including the disclosures, properly present the underlying transactions and accounting events. We report to the Audit and Supervisory Committee regarding, among other matters, the planned scope and timing of the audit, significant findings regarding the audit including any significant deficiencies in internal controls identified during the audit process, and any other matters required by relevant audit standards. We report to the Audit and Supervisory Committee on our compliance with Japan's professional ethics regulations regarding independence, and communicate with them matters that could reasonably be considered to bear on our independence, and where applicable, measures taken to eliminate threats or safeguards applied. Interest required to be disclosed by the Certified Public Accountants Act of Japan Our firm and its designated engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan. Notes to the Reader of Independent Auditor’s Report: The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act. End of Document

- 84 - [English Translation of the Report of the Audit and Supervisory Committee Originally Issued in the Japanese Language] [Certified Copy of the Audit Report of the Audit and Supervisory Committee] Audit Report The Audit and Supervisory Committee has audited the Directors’ performance of their duties for the 148th business year from April 1, 2024 to March 31, 2025, and hereby reports the method and results of those audits, as follows: 1. Method and Contents of Audits (1) With regard to the content of the resolutions of the Board of Directors regarding the matters stated in Article 399-13, Paragraph (1), Items (i)(b) and (i)(c) of the Companies Act, as well as the systems developed pursuant to those resolutions (i.e., internal control systems), the Audit and Supervisory Committee periodically received reports from the Directors and employees, etc. regarding the status of the establishment and operation of those systems and, as necessary, requested explanations and expressed opinions with regard thereto. The Committee also received reports from Directors, etc. and KPMG AZSA LLC on the status of the evaluation and audit of the internal controls related to financial reporting and requested explanations as necessary. (2) The Audit and Supervisory Committee performed its duties based on the Audit and Supervisory Committee Charter determined by the Audit and Supervisory Committee. In accordance with the audit policies, audit plan and division of duties, etc., the Audit and Supervisory Committee attended important meetings, received reports from the Directors and employees, etc. regarding matters related to the performance of their duties, requested explanations as necessary, reviewed the important materials used for the deliberation and reporting, and inspected the status of operations and assets in cooperation with the internal audit division and the internal control promotion division to which the Audit and Supervisory Committee is authorized to give instructions. As for subsidiaries of the Company, the Audit and Supervisory Committee received reports on the audit results from the internal audit division, and, as necessary, received reports on the businesses of the subsidiaries from the Directors and employees, etc. of the subsidiaries and exchanged opinions with them. (3) The Audit and Supervisory Committee oversaw and verified whether the Accounting Auditor maintained an independent position and conducted an appropriate audit, received reports from the Accounting Auditor on the status of the performance of its duties, and requested explanations as necessary. Additionally, the Audit and Supervisory Committee received a notification from the Accounting Auditor that, in accordance with the “Quality Control Standard for Audits” (Business Accounting Council), etc., it had developed systems in order to ensure that its duties are appropriately performed (i.e., notification of the matters stated in the items under Article 131 of the Ordinance on Accounting of Companies) and requested explanations as necessary. Using the methods above, the Audit and Supervisory Committee examined the Business Report, the supplementary schedules thereto, the unconsolidated financial statements (i.e., the unconsolidated balance sheet, the unconsolidated statements of operations, the unconsolidated statements of changes in net assets, and the notes to the unconsolidated financial statements), the supplementary schedules to the unconsolidated financial statements, and the consolidated financial statements (i.e., the consolidated statement of financial position, consolidated statement of profit or loss, consolidated statement of changes in equity and the notes to the consolidated financial statements, which were prepared omitting the part of the items required to be disclosed using the International Financial Reporting Standards in accordance with the latter clause of Paragraph 1, Article 120 of the Ordinance on Accounting of Companies) for the business year. 2. Audit Results (1) Results of the audit of the Business Report, etc. (i) We find that the Business Report and the supplementary schedules thereto accurately present the status of the Company in accordance with laws, regulations, and the Articles of Incorporation. (ii) We do not find any misconduct or any material fact constituting a violation of any law, regulation, or the Articles of Incorporation with respect to the Directors’ performance of their duties. (iii) We find the content of the resolutions of the Board of Directors regarding internal control systems to be reasonable. Additionally, we do not find any matters that should be commented upon with regard to the statement

- 85 - of Business Report or the Directors’ performance of their duties relating to the internal control systems, including the internal controls over financial reporting. (2) Results of the audit of the unconsolidated financial statements and the supplementary schedules thereto We find the methods and results of the audit by the Accounting Auditors, KPMG AZSA LLC to be reasonable. (3) Results of the audit of the consolidated financial statements We find the methods and the results of the audit by the Accounting Auditors, KPMG AZSA LLC to be reasonable. May 7, 2025 The Audit and Supervisory Committee of Takeda Pharmaceutical Company Limited Audit and Supervisory Committee Member Koji Hatsukawa Audit and Supervisory Committee Member Jean-Luc Butel Audit and Supervisory Committee Member Yoshiaki Fujimori Audit and Supervisory Committee Member Kimberly A. Reed Note: Audit and Supervisory Committee Members Koji Hatsukawa, Jean-Luc Butel, Yoshiaki Fujimori and Kimberly A. Reed are External Directors provided for in Article 2, Item 15 and Article 331, Paragraph 6 of the Companies Act. (END)